"When our son was diagnosed

with schizophrenia, we almost lost hope.

But now we have him back."



2002 Annual Report **Bristol-Myers Squibb Company**



On the Cover

"Abilify gave me my son back. It has helped him be the person he wants to be."

Josh Meitin and his mother, Sheryl, in Orlando, Florida. Josh takes Abilify (aripiprazole), approved by the U.S. Food and Drug Administration in November 2002 for the treatment of schizophrenia. (See story, page 12.)

Contents

Letter to Our Stockholders 1 | Senior Leadership Roundtable 5
The Lives We Touch 11 | The World We Serve 18
Financial Review 20 | Stockholder Information/Board of Directors/Executive Committee 60

To Our Stockholders

In a letter to you in August 2002, I reported on a number of challenges facing our company. I laid out a blueprint to deal with those challenges while simultaneously building our company in several significant ways. These included growing many of our key global brands, businesses and geographies; advancing the most promising prospects in our research and development pipeline; and, most important, putting an industry-leading senior management team in place.

This letter is a report on our progress toward those objectives: where we are today and where we are headed. First, let me offer some perspective.

- In 2002, our company earned $2,034 million from continuing operations on global sales of $18.1 billion, putting us among the most profitable companies in the Fortune 500.
- For the 79th year in a row, we paid dividends to our stockholders.
- We launched two new medicines and several other new products. In addition, 29 of our current products or product lines each have annual sales in excess of $100 million.
- Eight compounds in our product pipeline are now in the full development stage, 19 are in earlier clinical trials and eight are in preclinical development. Thirteen are being studied for possible additional therapeutic uses.
- We invested $2.1 billion in drug R&D, an amount that represents more than 14 percent of pharmaceutical sales.
- Zimmer Holdings, Inc., the orthopaedic products business, has delivered solid performance since it was spun off from our company in 2001. This resulted in a tax-free distribution to Bristol-Myers Squibb stockholders of $5.8 billion in Zimmer shares, which have gained more than 50 percent in value since then.
- Our Foundation and company provided nearly $50 million in assistance for charitable and educational organizations around the world. This included HIV/AIDS-related research and community outreach projects in southern and western Africa as part of our ongoing five-year, $115 million *SECURE THE FUTURE®* initiative.
- We celebrated the 25th anniversary — and the $100 million milestone — of our pioneering Unrestricted Biomedical Research Grants program, which supports cutting-edge research in universities and other institutions around the world.
- Our company was named one of the top 10 companies for working mothers by *Working Mother* magazine, and it received high rankings from several corporate social responsibility and environmental rating organizations.

Those accomplishments are, of course, encouraging. However, 2002 was unquestionably one of the most challenging years in our company's 116-year history.

It began with intense media coverage of our investment in late 2001 in ImClone Systems, Inc., for the codevelopment and copromotion of Erbitux, a potentially breakthrough cancer treatment. That was followed by disappointing results from a clinical trial for *Vanlev* for congestive heart failure — which showed comparable efficacy, but not statistical superiority, to the current standard of care — as well as an advisory committee recommendation against approval of *Vanlev* for hypertension.

Also in 2002, we experienced demand shortfalls versus our original plan for our U.S. pharmaceuticals business. Further, in that business, we acknowledged a buildup of inventory with our wholesalers that had to be reduced, and we made a subsequent decision to restate sales and earnings for the affected periods.

Our stock price was down substantially. And while there were some pockets of good news throughout the year, all things considered, our overall results and performance were unacceptable.

How are we addressing all of these issues? Following is a review of our efforts to resolve our problems; to advance our promising pipeline; to grow our key global brands, geographies and businesses; to continue to strengthen professional leadership throughout our company; and to set our course for the future.

Putting Challenges Behind Us

Erbitux. Despite the commentary in the media and elsewhere questioning the wisdom of our investment in ImClone, we remain confident about the potential of Erbitux. We have moved ahead with its development, working closely with ImClone and drawing on our significant expertise as a world leader in cancer research and treatments.

In partnership with ImClone, we currently are pursuing several clinical studies of Erbitux for various stages of colorectal cancer. We anticipate resubmitting a filing for it with the U.S. Food and Drug Administration (FDA) in the next 12 months, assuming favorable results from the clinical studies. The FDA has already approved a limited early access program to provide Erbitux for certain people with colorectal cancer.

There are two important reasons that we remain committed to this compound. First and foremost, we know it shows activity in tumors and can offer precious additional time for desperately ill people who have no other therapy options.

Second, it is strategically important to our oncology business, which has thrived thanks to innovative products like *TAXOL* and *Paraplatin*. With these products facing exclusivity losses in the near future (*TAXOL* already has lost exclusivity in the U.S.) and with several promising new oncology compounds advancing in our pipeline, Erbitux is potentially an important bridge to ensure that we remain a global leader in innovative cancer treatments.

***Vanlev*.** Despite the disappointments we experienced in 2002 in the clinical development of *Vanlev*, we received in October an approvable letter from the FDA for the drug, pending the successful completion of an additional study in patients not responsive to multiple therapies for hypertension. We believe that *Vanlev* potentially has a niche position in the armamentarium of hypertension treatments, and we continue to explore our options for its further development.

Wholesaler inventory. In 2002, we reported that the company had experienced a substantial buildup of wholesaler inventories in our U.S. pharmaceuticals business over several years, primarily in 2000 and 2001. We also announced that we were undertaking a plan to work down, in an orderly fashion, those wholesaler inventory levels. That plan has been implemented successfully, and we expect that the workdown of inventories of our pharmaceutical products held by all U.S. pharmaceutical wholesalers will be substantially completed at or before the end of 2003.

Restatement of sales and earnings. As we announced in March 2003, we restated our previously issued financial statements for 1999 through 2001 and for the first two quarters of 2002. The restatement reflects primarily the correction of an error in the timing of revenue recognition for certain sales to two of our largest wholesalers for the U.S. pharmaceuticals business.

In addition, the restatement reflects the correction of certain of our accounting policies to conform to U.S. generally accepted accounting principles (GAAP) as well as certain other adjustments to correct errors made in the application of GAAP, including certain revisions of inappropriate accounting.

In response to the inventory buildup and the other restatement adjustments, under the direction of the Audit Committee of the Board of Directors we initiated a series of actions to strengthen control processes and to ensure against recurrence of the circumstances that resulted in the need to restate prior-period financial statements. Among other things, we revised our budgeting process to put more emphasis on a bottom-up approach, in contrast to a top-down approach; we enhanced procedures for monitoring our wholesaler inventories; and we are expanding our business risk and disclosure group and taking other measures to create a better flow of information throughout the company.

We are confident that these steps will prevent a recurrence of such situations in the future. Nevertheless, management and the Audit Committee are resolved to continue identifying and implementing additional measures to ensure that our reporting systems are transparent and reliable and that our stakeholders can have complete confidence in Bristol-Myers Squibb.

Advancing Our Promising Pipeline

Turning to some of the important new products we launched in 2002, I indicated last August that we were hopeful about Abilify, an innovative treatment for schizophrenia that was awaiting manufacturing clearance and FDA approval. We are codeveloping this drug with Otsuka Pharmaceutical Co., Ltd. In November, we successfully launched Abilify in the U.S. as planned, and I am pleased to report that it is already making a big difference in the lives of many people.

Schizophrenia affects 2 million people in the U.S. alone and more than 60 million worldwide who often suffer delusions, hallucinations and other mental distress. The toll it takes on those people and their families is enormous, and treating the disease remains an area of tremendous unmet medical need.

With its proven efficacy and favorable side effect profile, Abilify holds promise for many people with schizophrenia as well as for their loved ones and caregivers. Bristol-Myers Squibb and Otsuka are exploring the full potential of this drug by investing in additional studies that, we hope, will lead to additional uses.

I'm proud of the single-minded commitment of our employees to turn the long-held dream of a better treatment for schizophrenia into a reality with Abilify. There is no better example than this of our constant efforts to renew and reaffirm our mission of extending and enhancing human life through a relentless focus on innovation and better treatments for patients. Later in this annual report, you will meet two people — a young man and his mother — whose lives have been improved with the help of Abilify.

Other products we introduced in 2002 include Metaglip, a combination of metformin and glipizide that helps some patients better control their type 2 diabetes; *Enfamil Lipil*, a line of infant formulas from our Mead Johnson Nutritionals business that contains nutrients also found in breast milk to support brain and eye development in babies; *AQUACEL Ag* dressing, a unique wound care product from our ConvaTec division; and *Excedrin* QuickTabs, a formulation of our *Excedrin* analgesic that can be taken orally without water.

We advanced key compounds through our pipeline and — as planned — made several other important filings in 2002. They include atazanavir, a protease inhibitor for treatment of HIV/AIDS, which we submitted for regulatory review in Europe and other international markets as well as in the U.S., where it is receiving priority review. Atazanavir is the first protease inhibitor to be submitted with data supporting the potential for once-daily administration along with other characteristics that make it unique among its class of treatments. Should atazanavir gain approval, Bristol-Myers Squibb will be the first company to provide once-daily medications in all three major HIV drug classes.

We also filed in the U.S. for *Pravigard PAC*, a unique packaging containing both *Pravachol* — our lipid-lowering agent — and buffered aspirin. *Pravigard PAC* represents a new option for the 13 million Americans with coronary heart disease.

Other novel compounds that moved forward in the pipeline in 2002 included garenoxacin, a broad-spectrum quinolone antibiotic; entecavir for hepatitis B; a dual PPAR agonist for type 2 diabetes; and two biological products: CTLA4-Ig for rheumatoid arthritis, and LEA29Y, to prevent rejection of organ transplants. Two compounds that we gained in our 2001 acquisition of DuPont Pharmaceuticals — a Factor Xa inhibitor for anticoagulation and a CRF antagonist for depression — are advancing toward full development.

Growing Key Global Brands, Geographies and Businesses

We made great strides with our key in-line products in 2002, and we see significant opportunities for them in 2003 and beyond. Many of these products performed strongly in 2002 in the U.S. as well as internationally.

Our star performer for the year was Plavix, an antiplatelet medicine we are codeveloping and comarketing with Sanofi-Synthelabo. Our total annual sales of Plavix grew 61 percent to $1.9 billion. In 2002, as a result of findings from the landmark CURE clinical trial, Plavix received an important new indication in the U.S., Europe and other major markets for treatment of acute coronary syndrome, which includes unstable angina and mild heart attack. We are committed to exploring the fullest range of treatment possibilities for this medicine.

With its excellent safety profile and unmatched record of clinical studies, *Pravachol* remained our top-selling product in 2002, with global sales of nearly $2.3 billion, up 8 percent. Growth in *Pravachol* sales in Europe was particularly strong, up 25 percent to $817 million inclusive of foreign exchange.

Avapro, an antihypertensive we also are codeveloping and comarketing with Sanofi-Synthelabo, performed well in 2002, with worldwide sales of $586 million, a gain of 20 percent. Avapro continues to benefit from a new indication in the U.S. and Europe for use in the treatment of diabetic nephropathy (kidney disease) in people who have hypertension and type 2 diabetes. It also has been filed in Japan.

Other pharmaceuticals that performed well in 2002 include *Paraplatin,* a cancer treatment, which grew 23 percent to $727 million; Glucophage XR extended-release tablets, for treatment of type 2 diabetes, which grew 29 percent to $297 million; and *Sustiva,* a non-nucleoside reverse transcriptase inhibitor for treatment of HIV/AIDS, which achieved $455 million in sales in 2002.

As you may recall, *Sustiva* came to us in 2001 with DuPont Pharmaceuticals, and that acquisition continues to bear fruit in several important respects. With the addition of *Sustiva*, Bristol-Myers Squibb has strengthened its position as a global leader in the virology area. Former DuPont products also represented a significant factor in the robust growth of our European pharmaceuticals business in 2002.

Several of our businesses and geographies showed solid growth in 2002. Overall, international sales of our pharmaceutical products were up 9 percent, and our Mead Johnson Nutritionals international business reported sales gains of 9 percent. ConvaTec sales were up 5 percent, and our Medical Imaging business — acquired with DuPont Pharmaceuticals — performed well, with $465 million in annual sales.



Peter R. Dolan, chairman and chief executive officer (right), talking with sales representatives, including Glendell Brown, from the Chattanooga, Tennessee, territory, at the Abilify launch meeting.

In Europe, total sales of pharmaceuticals were up 15 percent, thanks in large part to the robust growth of *Pravachol*, Plavix, Avapro and *Sustiva*. Pharmaceutical sales in Japan grew 8 percent, with much of the gain coming from *TAXOL*, which was up 38 percent.

Putting the Right Team of Leaders in Place

We are making good progress in attracting a senior leadership team that I feel confident will be among the best in our industry. We have recruited a new chief financial officer, Andrew Bonfield, and a new head of research and development, Dr. James Palmer, both of whom have extensive experience in large pharmaceutical companies. We also announced new heads of our businesses and geographies — Donald Hayden and Lamberto Andreotti — who are accomplished leaders, with years of senior-level experience at Bristol-Myers Squibb.

While their experience, backgrounds and perspectives are diverse, the members of our new leadership team share a deep-seated commitment to building our company and achieving our goals. You will have the opportunity to learn more about some of them — as well as their vision for our company — in the leadership roundtable discussion that follows this letter.

Setting Our Course for the Future

I'm proud of many things about Bristol-Myers Squibb and our people, particularly given the challenging year we just completed. More than anything, however, I'm proud of the resolve I've seen at all levels of this organization to keep our company moving in the right direction, striving to achieve bigger and better things. Such commitment shows how sincerely our employees believe in our company's mission to extend and enhance human life. And right at the heart of that mission are the people we help with the products we make, the causes we support and the values we uphold.

Ensuring the continued relevancy of our mission going forward requires many things. Certainly, it requires that our company learn from the past and chart an appropriate course — that we rededicate ourselves to new opportunities for growth in a challenging and competitive environment as well as to new opportunities for making a difference in the lives of even more people. Here, I believe we are firmly on the right path, with life-extending and life-enhancing products, a solid record of achievement in advancing our pipeline, and dedicated and visionary leaders throughout our organization.

Ensuring our mission's relevancy also requires that we look anew at the values we espouse and uphold, and ask whether we truly are living up to them. I have asked all of our employees to look for ways to give our company Pledge new meaning — to take it off their office walls and desks, and out from under the glass and frames, and make it an even more meaningful part of their personal and professional lives. We have added to our Pledge a statement from the former E.R. Squibb & Sons credo that the "priceless ingredient" of every product is the "honor and integrity of its maker." We have included the Pledge in our annual report this year.

To help us adhere to the highest standards of ethical conduct, we have established the Office of Corporate Compliance and the Corporate Compliance Council, composed of senior executives from around the company. Heading the Office and chairing the Council is Thomas Pickard, corporate vice president of security and compliance, who previously served as deputy director and, later, acting director of the U.S. Federal Bureau of Investigation.

Ultimately, how well we live our mission depends very much on you, our stockholders, who must have confidence in our abilities, leadership and vision if we are to succeed. Certainly, there have been disappointments over the past year, but I hope you have been encouraged by our achievements as well as by our commitment to building a stronger and better future for our company. With this positive momentum — and with your continued support — I'm confident we will stay on the promising path before us and deliver value for our stockholders, our patients, our colleagues, our partners, our neighbors and many others who look to us, depend upon us and believe in us.

In closing, I thank our 44,000 employees worldwide for the fine work they are doing every day to live our mission and Pledge and to build our business for the future. They deserve our respect and our appreciation. And I thank the members of our Board of Directors, who continue to provide much valuable counsel and support in this important time for our company.

Sincerely,

Peter R. Dolan
Chairman and Chief Executive Officer
March 25, 2003

Senior Leadership Roundtable

Views of 2003 and Beyond

A Conversation with...

Lamberto Andreotti, senior vice president and president, International, responsible for International Medicines, Global Marketing, Mead Johnson Nutritionals, and ConvaTec

Andrew G. Bodnar, M.D., senior vice president, Strategy and Medical & External Affairs

Andrew R. J. Bonfield, senior vice president and chief financial officer

Peter R. Dolan, chairman and chief executive officer

Donald J. Hayden, Jr., executive vice president and president, Americas, responsible for Americas Medicines, Technical Operations, Medical Imaging, and Consumer Medicines

Tamar D. Howson, senior vice president, Corporate and Business Development

John L. McGoldrick, executive vice president and general counsel

James B. D. Palmer, M.D., F.R.C.P., president, Pharmaceutical Research Institute (PRI), and chief scientific officer

What are some of the new challenges and opportunities for the pharmaceutical industry, and how does Bristol-Myers Squibb need to change to be successful in this new environment?

Peter Dolan: Broadly speaking, the industry's most significant challenge relates to productivity in its research labs. The cost of bringing a new drug to market continues to soar — one reputable study pegs it at around $800 million, on average — while the number of truly novel compounds gaining regulatory approval has declined in recent years. Patent expirations remain an enormous challenge as well, with sales of branded products now dropping more sharply and quickly following the introduction of generics.

The regulatory climate has become more complex in recent years, particularly as companies pursue global business strategies. And certainly, the political environment has grown much more intense, as companies and governments look for new ways to broaden access to innovative medicines while at the same time controlling health care costs and preserving incentives to spur further innovation.

As for some of the opportunities ahead of us, first, many believe we are on the threshold of a new golden age in medicine, when innovative therapies will eventually lead to dramatic advances in the fight against major health threats, including cancer, HIV/AIDS and cardiovascular diseases. I mention these three because Bristol-Myers Squibb is already a world leader in providing innovative therapies in these areas, and we're positioning ourselves to enhance that leadership position in the future.

To do this, we have to address the R&D productivity issue I mentioned — and that's been at the heart of our business strategy. We're putting greater resources behind our late-stage pipeline opportunities; focusing our discovery efforts in areas of unmet medical need where we already



Peter Dolan



James Palmer

have strong expertise and significant infrastructure and investments; and intensifying our efforts to supplement in-house capabilities with in-licensing and other external opportunities.

Finally, both industry and governments have an opportunity to address pressing health care issues that cross social, economic and geographic boundaries. They, along with international, nongovernmental and other private organizations, have learned the value of working together. Bristol-Myers Squibb has been a true pioneer in this area, with our support of the Together Rx program in the U.S. to expand access to medicines by senior citizens, and our *SECURE THE FUTURE* and Project ACCESS initiatives to address the HIV/AIDS pandemic in Africa.



Tamar Howson and Andrew Bonfield

What needs to be done to maximize the value of our pipeline and strengthen the stream of new products?

James Palmer: We have a four-part strategy to maximize the value of our pipeline in both the near and long term and to address the productivity issue that Peter just mentioned.

First, in Discovery, we've rationalized our efforts to focus on six areas where we can best apply our expertise and make the greatest contributions to unmet medical needs: cardiovasculars, metabolics, oncology, immunology, virology and neuroscience. In supporting these areas, we have committed substantial increases in resources such that, based on benchmarking data, we will be among the industry leaders in the number of chemists and biologists per program.

Second, we're increasing our spend to fund our novel late-stage development compounds and our life cycle product priorities. We have an exciting pipeline. Now, it's a priority to bring those compounds through to market and fully support them through their life cycle.

Third, we'll work hard to increase our success rates in all phases of drug development. The problem currently facing the entire industry is falling success rates in discovery and development, leading to a decline in the number of products reaching the market. We're addressing this issue throughout our pipeline, but the key to long-term success will be increased output of quality molecules from our discovery efforts.

Fourth, we'll complement our portfolio with in-licensed compounds. Tamar can speak to this point.

Tamar Howson: We consider in-licensing an essential extension of our internal R&D organization — a way of complementing our internally developed portfolio with exciting external opportunities. James just outlined the R&D therapeutic area focus that guides the direction of our licensing activities. But we are by no means limiting ourselves to those areas only. If we see a good opportunity outside our areas of concentration, but fitting into our sales and marketing organization's strengths, we'll seriously consider it.

It's true that there's a lot of competition right now for near- and mid-term opportunities. But we should remember that Bristol-Myers Squibb has many attributes attractive to potential partners. We have a very strong heritage of collaborations. A significant percentage of our sales today comes from in-licensed products. I can't think of another major pharmaceutical company that has built and sustained as many blockbuster franchises through alliances as Bristol-Myers Squibb has done. Our partnership with Sankyo has flourished for some 50 years. Our relationships with Sanofi-Synthelabo, Otsuka, Lipha [now Merck Santé], Kyorin, ImClone, Toyama and others are excellent.

What we've learned from all these relationships is how to make collaborations work. We let our partners know that they're important and that their products are important, and we try to include them as critical players on project teams. The way we manage these relationships — combined with our proven strengths in developing and marketing and our outstanding track record of managing in-licensed projects — means that our partners can trust us to maximize the value of their product. Often, these aspects of a collaboration are more important to a potential partner than the financial terms of the deal.

What's your view of our pipeline right now?

James Palmer: When I joined Bristol-Myers Squibb in December 2002, I was immediately impressed by the quality of both the people and the pipeline — at all stages. We've already filed atazanavir, in the U.S., Europe and other international markets, for treatment of HIV. And over the next 12 months, we will make filing decisions on Erbitux and garenoxacin.

If we go a little further upstream, in earlier clinical trials in patients we have entecavir, for hepatitis B virus. We also have a couple of very promising biologically-derived compounds: CTLA4-Ig for rheumatoid arthritis, and LEA29Y to prevent organ transplant rejection. We have also a dual PPAR agonist for type 2 diabetes, a Factor Xa inhibitor for anticoagulation, and an epothilone, an exciting investigational anticancer compound.

Also in human trials, we have an antifungal, ravuconazole, and an HIV attachment inhibitor, followed by an integrase inhibitor for HIV that we expect will enter human trials soon. In neuroscience, we have a CRF antagonist for depression and 6-hydroxybuspirone for anxiety. Our metabolics portfolio is promising, including, in addition to the PPAR agonist, a DPP4 inhibitor for type 2 diabetes. And in oncology we have eight compounds, including the epothilone, which are either in human trials or about to start human trials. I believe these are the building bricks of our excellent portfolio for the future.



Donald Hayden and Lamberto Andreotti

Obviously, the statin market is very large and intensely competitive. Our strategy, moving forward, is to stay very focused on the specifically documented benefits of *Pravachol,* especially the wealth of data in both primary and secondary prevention and its proven record of safety.

Donald Hayden: Another product that represents an important opportunity in 2003 and beyond is Abilify. If you look at the impact schizophrenia has on patients and on those around them, you see a profound unmet need for a new therapeutic option that combines tolerability and safety with efficacy. Clinical studies have shown that Abilify has the potential to help satisfy that need — and, with that, the exciting chance to change the course of a patient's life.

Our plan with Abilify is to establish it as a preferred option for long-term clinical benefit in the treatment of schizophrenia and, potentially, other mental disorders for which we're studying its use through an extensive clinical program.

While Abilify has the potential to significantly expand our position in the neuroscience area, in virology, on the other hand, we are already the number two company worldwide. And we're working hard to strengthen that global leadership. Our in-line products already include *Zerit, Videx* and *Sustiva*. And in 2003, we hope to receive regulatory approval in the U.S., Europe and other international markets for atazanavir, our novel protease inhibitor.

In clinical studies, atazanavir in combination therapy helped reduce viral load in patients with HIV and provided favorable tolerability with once-daily dosing. Here again, we're allocating the resources necessary to ensure a strong launch of atazanavir as well as continued support of our marketed HIV products.

Of course, Plavix, *Pravachol,* Abilify and our virology franchise are by no means the whole story in our Rx business. Some of our other key growth drivers are: in oncology, *Paraplatin;* in cardiovasculars, Avapro and Avalide, both of which are antihypertensives that, like Plavix, we're codeveloping and comarketing with Sanofi-Synthelabo; and our metformin franchise in type 2 diabetes, where we also have the exciting dual PPAR compound in full development that James mentioned earlier.

What are the possibilities for the company's key pharmaceutical in-line products in the near term?

Donald Hayden: Among our many in-line growth opportunities, I think we all are particularly excited about the prospects for Plavix, *Pravachol,* Abilify and our virology franchise.

Plavix significantly reduces the risk of a future heart attack or stroke in patients who have had a heart attack or stroke, who have established peripheral arterial disease or who experience acute coronary syndrome. These are life-changing and even lifesaving benefits. We and our partner, Sanofi-Synthelabo, are working to maximize the usage of Plavix globally.

Andrew Bodnar: Right now, the mind-set with Plavix is still that we're treating only the last or most recent event. So when the crisis passes, the treatment stops. But as a cardiologist, I know that a medication should be continued if it can lower a patient's risk of future events and if there are no complications from the therapy.

Furthermore, we have research under way with Plavix that we hope will support its use in long-term protection, not only for people who have already experienced an atherothrombotic event, but for people who have not had one and are at high risk of having one. Certainly, it helps if we can prevent a second heart attack or stroke, but obviously it's better still to prevent the first one.

Donald Hayden: That's right, and in addition to those studies in high-risk patients, Bristol-Myers Squibb and Sanofi-Synthelabo are also studying the use of Plavix in atrial fibrillation and for use immediately after acute heart attack. Data from completed studies of Plavix clearly demonstrate broad spectrum efficacy and safety in approved indications. Once the next round of trials is completed, more than 100,000 patients will have taken part in a clinical trial of Plavix — an unprecedented number for a cardiovascular drug.

Lamberto Andreotti: *Pravachol* also has great growth prospects, thanks in large part to its truly unparalleled clinical data. It's closer to the end of its exclusivity period, but we expect more good years of growth, and we have some important additional clinical evidence and combination products in the pipeline that will bolster it.

Pravachol has been, in particular, a resounding success in Europe and other international markets. It's the number one statin in France and Ireland, and in Australia it's the market leader in secondary prevention of heart attack and stroke. Those examples show us what *Pravachol* can still become.

What does the picture look like for our other health care businesses?

Lamberto Andreotti: These businesses make very important contributions and will continue to do so. In 2003, we expect Mead Johnson Nutritionals to continue to deliver solid growth internationally and to pick up growth in the U.S., driven in large part by continued support for the new line of *Enfamil Lipil* infant formulas.

And as for ConvaTec, fully half of the growth we're expecting in 2003 will come from new products, in both our ostomy and advanced wound care lines, laying the foundation for further growth in 2004 and beyond.

Key Products

2002 sales, in millions

*Abilify** (aripiprazole)	**
APAP franchise *Dafalgan, Efferalgan, Perfalgan, Prodafelgan*	$327
*Avapro/Avalide**** (irbesartan)	$586
*Cardiolite***** (Kit for the Preparation of Technetium Tc99m Sestamibi for Injection)	$299
Enfamil	$750
Excedrin	$172
Metformin franchise Glucophage (metformin hydrochloride tablets), Glucophage XR (metformin hydrochloride extended-release tablets), Glucovance (glyburide and metformin HCl tablets), Metaglip** (glipizide and metformin HCl tablets)	$778
Ostomy care	$459
Paraplatin (carboplatin for injection)	$727
*Plavix**** (clopidogrel)	$1,890
Pravachol (pravastatin)	$2,266
*Sustiva***** (efavirenz)	$455
Tequin (gatifloxacin)	$184
Videx/Videx EC (didanosine)	$262
Wound care	$276
Zerit (stavudine)	$443

* comarketed with Otsuka Pharmaceutical Co., Ltd.
** launched November 2002; sales figures not included in above data
*** comarketed with Sanofi-Synthelabo
**** product from DuPont Pharmaceuticals acquisition

Donald Hayden: Medical Imaging is another high-performance, well-led business in a high-growth area. Its lead product, *Cardiolite,* has great potential going forward.

In our Consumer Medicines business, we'll continue to build on our core brands — *Excedrin* in the U.S. and *Bufferin* in Japan — and create greater synergies with our prescription drug business. And we're beginning to build a specialty pharmaceutical franchise in the pain area through the in-licensing in the U.S. of injectable acetaminophen, a product that's been very successful for our UPSA business in Europe.

In a competitive environment, how will Bristol-Myers Squibb distinguish itself from other companies?

Andrew Bodnar: One of the most important means for us to differentiate ourselves from our competition is our integration of science and marketing. Yes, everyone's attempting to do that. What we are doing, though, goes far beyond just shuffling two decks together. Our aim is to be best in class in each area — science and marketing — and then to fully integrate them. Not everyone can be best in both, so if we can, we gain a clear competitive advantage.

Moreover, our integration efforts are already near the leading edge in the industry. This is not a new process for us; we're already far along, and we've taken several concrete steps. The decision we've made to concentrate on the areas in drug discovery where we will see the best return on our investment — and most important, the best results for patients — is a great example of work done by science and marketing together.

Another example: We now have full development teams for each late stage compound or life cycle management program, jointly led by a brand champion from the marketing side and a development champion from the science side. And now that process is being rolled out through the development pipeline.

Peter Dolan: In everything we do, we have to strike the right balance in making the right choices across the business — for today and for tomorrow. We feel that our strategy of allocating more resources right now to bring late stage compounds to fruition and to support the growth of our key in-line products — while we concentrate on improving our success rates and targeting areas of greatest return in earlier stages of R&D — is absolutely the right course to take.

Specifically, we've built a plan that incorporates double-digit increases in our investment in advertising and promotion to support our new product launches, while maintaining our drug R&D expenditures at roughly the 2002 level, which was $2.1 billion. By any measure, these are substantial investments that are intended to support our more focused business and R&D objectives going forward.

Andrew Bodnar: Overall, we're taking our major engines of potential growth and identifying as many opportunities for them as we can. We know there are exclusivity losses on the horizon and we know what we have to do to deal with them, but we're not alone on that front: more than a third of the industry's billion-dollar-plus products are slated to lose exclusivity by 2005. We're also very cognizant of investing behind the key growth products — in-line and pipeline — that will carry us forward. Fortunately, we have several horses that we can ride.



John McGoldrick

"We have to strike the right balance in making the right choices across the business — for today and for tomorrow."

Donald Hayden: We're also building a competitive advantage in manufacturing. In a more challenging regulatory environment, we're working to achieve the highest possible standards of quality and compliance. We're also continuously improving our worldwide operations and implementing next-generation strategies for our evolving product portfolio, including biologics manufacturing capabilities to support CTLA4-Ig and LEA29Y.

What can we do to help build investor confidence in Bristol-Myers Squibb and its future?



Andrew Bonfield

Andrew Bonfield: There are several important steps we are taking to help investors regain confidence in our company. First, we're focused on ensuring that our financial disclosures — including our recent restatements — are as transparent as possible, so that investors can clearly understand the financial drivers of our business and independently assess the trends that will shape our future. We're also striving to make our internal financial targets reflect the appropriate balance between what we expect we can achieve and what we need to stretch ourselves to deliver. And of course, it's essential that we in fact deliver against those targets.

Finally, we're prepared to make the necessary investments in our business to build for the long term, particularly in the R&D and in-licensing areas that James and Tamar discussed. We have to keep in mind the fact that the time horizon for our industry — from the initial discovery of a promising compound to a marketable drug — is much longer than for many other industries, which makes our investments for the long term even more critical to our success.

Looking at our current financial situation, I believe we're in a strong position to move forward with our plans to build our business. We remain a highly profitable company, and expect to pay out more than $2 billion in dividends to our shareholders this year. Our balance sheet is strong, as is our interest cover. As we deliver against our commitments, we will gain the credibility and confidence we need to build critical momentum.

What role should Bristol-Myers Squibb and others in the industry play in the health care policy debate?

Peter Dolan: It's important for everyone who is involved in our health care system to have a voice in shaping the policies that affect that system. Regardless of our perspective, I think we all have the same goals: ensuring that effective medical treatments are widely available while always striving to find even better treatments in the future.

Clearly, governments and other health care payers are under a lot of pressure to broaden access to health care while also holding down expenditures. In the area of pharmaceuticals, some governments see imposing price controls or limiting patent and other intellectual property rights as the best means of achieving this difficult objective. Unfortunately, these policies also have the effect of discouraging investment in costly and risky research, which is a critical prerequisite to finding better medicines.



Andrew Bodnar and Donald Hayden

That's why all of us in the pharmaceutical industry have been vocal about the need to create a prescription drug benefit under Medicare in the U.S. that will give senior citizens greater access to affordable medicines while also preserving the incentives necessary to continue much-needed research for better treatments. With populations in much of the world aging rapidly and new health care challenges — like the threat of bioterrorism — on the horizon, it's more critical than ever to keep the engines of innovation running at full speed.

John McGoldrick: I think the pharmaceutical industry sometimes has been unfairly characterized in the past as being overly focused on the second goal you mentioned — preserving incentives for innovation and new cures — and less interested in the first goal of making sure people have access to the best medicines. I don't believe this holds up under careful scrutiny.

In our case, Bristol-Myers Squibb has had programs in place for many years in the U.S. to provide our medicines free to people who cannot afford them and don't have insurance to cover them. And we — along with six other drug companies — moved quickly last year to set up the Together Rx program to provide discounted medicines to lower income seniors in the U.S. on a temporary basis until Congress is able to pass a permanent prescription drug benefit under Medicare. In 2002, approximately 144,000 prescriptions of Bristol-Myers Squibb medicines were filled under this program.

Is it possible to have strong intellectual property protection and at the same time broaden access to pharmaceuticals, particularly among poorer populations?

John McGoldrick: Yes, we can do both.

Patents remain a cornerstone of the research-based pharmaceutical industry and, more important, of world health. Without them, or with them in weakened form, there would be few incentives to search for better treatments, and everyone would suffer as a result. Many leaders in government, science and business have acknowledged the critical importance of intellectual property protection for medical innovations that benefit all of humanity.

While we don't believe that patents prevent access to medicine, we also have pledged that our patents in sub-Saharan Africa will not prevent access to inexpensive HIV therapy there. In addition, our Project ACCESS program is providing our branded HIV/AIDS medicines to patients in these desperately poor regions at or below their cost, as well as below the cost of at least most available generics.

But as critical as medicines are to the fight against HIV/AIDS, there's so much more that needs to be done to address this crisis. As Peter mentioned earlier, it takes broad-based partnerships involving industry, governments and others to really make a dent in the massive scale of human suffering we're seeing, particularly in Africa.

I'm proud to say that our $115 million *SECURE THE FUTURE* initiative in southern and western Africa — now in its fourth year — is one of those partnerships that's beginning to show promising results. Thus far, we've committed approximately $62 million to 115 projects across the region. Some of these projects are aimed at building local capacity, like the creation of a state-of-the-art HIV reference laboratory and testing facility in Botswana staffed by trained Botswanan technicians. Other projects seek to train health care providers, expand access to treatments and create community support structures. Of course, it's just a start at addressing the pandemic, but a start that's already making a difference and serving as a model for other partnerships.❖

Some of the novel compounds in later stages of development in Bristol-Myers Squibb's pipeline include:

Atazanavir for HIV/AIDS Regulatory filing submitted in Europe, the U.S. and other markets

CRF1 antagonist for depression Lead compound in phase II; backup compounds in earlier stages

CTLA4-Ig for rheumatoid arthritis Phase III

Dual PPAR alpha/gamma agonist for type 2 diabetes Lead compound in phase II; backup compounds in earlier stages

Entecavir for hepatitis B virus Phase III

Epothilone for cancer Lead compound in phase II; backup compounds in earlier stages

Erbitux (cetuximab) for cancer phase III

Factor Xa inhibitor for anticoagulation Lead compound in phase II; backup compounds in earlier stages

Garenoxacin for bacterial infections Phase III

LEA29Y for prevention of organ transplant rejection Phase II

Ravuconazole for fungal infections Phase II

***Vanlev* (omapatrilat)** for high blood pressure Company evaluating options for possible further development

In phase II clinical trials, a study drug is given to a group of patients to evaluate safety and efficacy and to select the most appropriate dose(s) to evaluate in phase III. In phase III clinical trials, a study drug is given to a larger number of patients to confirm effectiveness and safety in preparation for regulatory filings.

Current as of March 25, 2003

The Lives We Touch



Bristol-Myers Squibb

products extend and enhance

human life — one person at a time.

In the following pages, you'll meet a few

of the people whose lives we've touched

with the products we make — and

whose lives have touched us.

Abilify

In November 2002, the U.S. Food and Drug Administration approved Abilify (aripiprazole) for the treatment of schizophrenia. It is jointly marketed in the U.S. by Bristol-Myers Squibb and Otsuka America Pharmaceutical, Inc. Bristol-Myers Squibb and Otsuka Pharmaceutical Co., Ltd., are also collaborative partners in the development and commercialization of aripiprazole in other countries.

A Marriage of Science and Marketing

Often, the most rewarding relationships take years to fully blossom. Consider, for example, the agreement between Bristol-Myers Squibb and Otsuka Pharmaceutical Company to develop and market aripiprazole, now known as Abilify. It began back in 1996, at a medical conference, when a presentation by Otsuka scientists made Bristol-Myers Squibb attendees take notice. Talks began in earnest in 1998, and an agreement was signed in 1999.

Otsuka sought a partner that would help maximize the drug's potential — particularly in the U.S., new turf for the Japanese company. Taro Iwamoto, Ph.D., Otsuka's global product leader for Abilify, and division head of Abilify Global Management, Princeton Operation, says his company was impressed with Bristol-Myers Squibb's "excellent track record of managing successful alliances with both Japanese and European companies for such well-known products as *Pravachol*, Plavix and Avapro." Since Abilify is Otsuka's first marketed neuroscience product, he adds, another attraction was Bristol-Myers Squibb's extensive experience in marketing CNS products including the antidepressant *Serzone* and the antianxiety drug *BuSpar*.

Key players on both sides describe the partnership as "very collaborative." "It's not a straight licensing deal at all," says Dieter Weinand, Bristol-Myers Squibb vice president and global brand champion for Abilify. The two companies team up on everything from manufacturing to additional clinical studies for possible new uses, including bipolar acute mania and psychosis in Alzheimer's dementia. Do cultural differences ever surface? Sure, says Dr. Iwamoto, but he sees them as an advantage. "It's like an American football match," he says. "We need both: the best defense and the best offense. Together, we have a winning team. But the real winners are the patients who benefit."❖

What Chuck Walker thought would be a routine sales call turned out to be something special. Chuck, a Bristol-Myers Squibb neuroscience sales specialist in Asheville, North Carolina, was checking in with a psychiatrist who'd recently begun prescribing Abilify. The salesman was surprised and touched when the doctor introduced the father of a young man who'd been taking Abilify for two weeks. "When I hugged my son yesterday," the father said, tears filling his eyes, "he hugged me back for the first time in four years."

Josh Meitin



And Harvey Rosenstock, M.D., a psychiatrist in Houston, Texas, reports: "Several of my patients on Abilify are resuming relationships, engaging in social activities and going back to school. That's a joy when you see it."

These are the sorts of small but significant steps forward that count in the fight against schizophrenia, a serious mental illness. The two faces of schizophrenia — the word literally means "divided mind" — are the so-called positive symptoms such as paranoia and hallucinations and the negative symptoms such as an inability to interact with others, experience or express emotion, verbalize thoughts and make logical connections. "The negative symptoms are the ones that really impair someone's ability to function," says Andrew Cutler, M.D., a psychiatrist and clinical researcher in Orlando, Florida.

Dr. Cutler says, "In my experience, Abilify has shown an improvement in both positive and negative symptoms." He adds, "Best of all, many of my patients have had few side effects. This is important, because patients who have difficulty tolerating medication often stop taking it."



Andrew Cutler, M.D., clinical assistant professor at the University of South Florida and president and medical director, CORE Research, has enrolled more than 200 patients in clinical trials of Abilify since 1996.

Medications for schizophrenia often produce such side effects as stiffness, rigidity or twitching (referred to as extrapyramidal symptoms), sedation, weight gain or a potentially dangerous electrocardiographic abnormality. In clinical trials, treatment with Abilify has been associated with minimal weight change, minimal extrapyramidal symptoms, a modest difference in sedation compared with placebo and no difference in electrocardiogram reading compared with placebo.

Of course, as Dr. Cutler points out, medication — even when it works well — "is not the whole story" in treating schizophrenia. Research shows that the best outcomes occur when medication is combined with such measures as counseling, psychotherapy, social intervention and vocational rehabilitation. But for people like the young man in Asheville and his father — and for their caring doctors — every small step may bridge a gulf that once seemed impossible to cross. ❖

Josh Meitin, Abilify

When he called home for help, Josh Meitin knew something was very wrong. "Please come quickly," he said. When Sheryl and Julian Meitin arrived at their 27-year-old son's apartment in Miami, Florida, they found him thin, unshaven and chain-smoking cigarettes. He told them people were following him, talking about him. He rarely left his apartment — even to get food.

The Meitins took Josh home to Orlando, attempting to soothe his paranoia and anxiety "with love and matzoh ball soup." But for weeks, Josh did nothing except shut himself in the house. "I felt that people were always watching me, harassing me," he recalls.

Increasingly alarmed, Josh's parents took him to a psychiatrist, who thought Josh had experienced a psychotic episode. The doctor prescribed a medication that seemed to help. But it also sedated him. "I felt like a zombie," says Josh. And his weight increased substantially. He found the side effects so bad that he stopped his medicine. Then his psychotic symptoms worsened.

"At that point, we decided to hospitalize him," says Sheryl. Josh was diagnosed with schizophrenia, and he was prescribed a variety of medications.

Back home, Josh still felt sedated — and his psychotic symptoms persisted. He believed people were camping in the backyard and entering the house. His mother felt helpless, afraid she was losing her son. It was then that she approached Andrew Cutler, M.D., who enrolled Josh in a clinical trial of Abilify.

After Josh began taking Abilify, his hallucinations and delusions disappeared. "But the most significant and striking thing to me," Dr. Cutler says, "is that Josh's cognition and ability to function improved dramatically."

Josh himself reports feeling more energetic and motivated. He says, "I'm focusing more and able to perform day-to-day tasks."

Sheryl agrees. "It's like having someone who'd gone to outer space suddenly back on the planet. There were so many times when I thought I'd never see this day. Still," she adds, "we want him to go slowly so that he feels secure, so that he can have a real chance to make it in life.

"And without this medication, he wouldn't have that chance. Not at all." ❖

Tatum La, Enfamil Lipil

"It must have been fate." That's what Chi La says about meeting her husband, Trung, while her mother was a patient in Trung's dental chair. Not only did the young people share a Vietnamese heritage, but Chi was headed for a career in dentistry herself. Now, the couple share a dental practice in Houston and a home in Sugar Land, Texas. And that's not all they share. There's Troy, a bright three-year-old who makes small talk in Vietnamese, Spanish and English and whose height is off the charts at three foot seven (his mom credits the *Enfamil* infant formula his pediatrician recommended). And then there's Tatum, a laughing, singing baby who's also enjoying *Enfamil* in a new formulation called *Enfamil Lipil* with Iron. Chi read that *Enfamil Lipil*, introduced in 2002 by Bristol-Myers Squibb's Mead Johnson division, was the first infant formula in the U.S. to include DHA and ARA, fatty acids also found in breast milk that support brain and eye development. So when her breast milk didn't come in right away after Tatum's birth, Chi gave the baby *Enfamil Lipil*. Chi says she chose *Enfamil Lipil* for the same reason that she put Tatum on the wait list for the best nursery school in town: "You want to give your child the best of everything."❖


Tatum and Chi La

Rupert Haydn, Plavix



On weekdays, he's CEO of a company based in Munich, Germany, that develops uses for satellite maps. On weekends, he's likely to be found hiking the Alps with his family. Yet three years ago, Rupert Haydn was nearly grounded when pains in his left leg began troubling him. During walks home from the office, he shrugged them off. But then the pain began interfering with his work, business travel, and private and social life. Increasingly anxious about the problem, Rupert visited his doctor, who diagnosed peripheral arterial disease — a diagnosis associated with increased risk of heart attack and stroke. After Rupert had leg surgery, his doctor prescribed Plavix (clopidogrel), an antiplatelet agent comarketed by Bristol-Myers Squibb and Sanofi-Synthelabo. Plavix has been shown to reduce the risk of heart attack and stroke in people with a history of recent heart attack, stroke, acute coronary syndrome or established peripheral arterial disease. (It's sold in Germany by Bristol-Myers Squibb under the name Iscover.)

Rupert is still taking Plavix daily, which, he says, lends him peace of mind. On the job, he's returned to peak performance: "I'm no longer afraid that something bad may happen any second," he says. "And I feel free to fly again, to wherever I have to go." Today, he's on top of Alpine summits, once again viewing the world — and his prospects — from on high.❖

When Susan Wheeler was diagnosed with HIV while pregnant back in 1990, she and her husband, David, bravely hoped for the best. But twins Ashley and Brittney were born HIV-positive. Despite all the love and medical monitoring that their parents could provide, both girls died before their fourth birthdays.

Susan still keeps photos of the tots close by. And she still struggles when asked how many kids she has, now that her 16-year-old son, Chris, is her only living child. "How do you say, 'I had three kids and now I have one?'" she asks.

Channeling her loss into a desire to help others avoid similar heartbreak, Susan, along with a friend from a support group, founded Positive Peaches, an HIV awareness organization. Today, traveling her home state of Georgia, she promotes prevention and education — and gives inspiration to those who witness her extraordinary outlook and resilience.

Still, there was a time when she was hit hard by HIV-related opportunistic infections and crushing fatigue. "It used to be that if I had the energy to cook, I didn't have the energy to clean up," she says. "There was never enough energy to do it all." But now, Susan reports that she is doing very well on Bristol-Myers Squibb's *Sustiva* (efavirenz) plus two other medicines. Since she began taking *Sustiva* in 1999, her immune system has been measurably strengthened and her energy is back. Whether she's camping with her family or lecturing at a corporation, the one-tablet, once-daily formulation of *Sustiva* fits in with her busy schedule. She says, "Once-a-day, one-pill dosing of *Sustiva* makes a huge difference. With all the pills I used to take, it was as if HIV managed me. Now, it's the other way around."

Susan regrets deeply that HIV medicines like *Sustiva* hadn't yet been developed and so weren't available for her daughters. Yet, she won't let the shadow of a tragedy dim the potential for a bright future — for herself and for the many people she helps through her work. "I have places to go, things to do, people to see," Susan says. "And I take *Sustiva* every day because life is important to me." ❖

Susan Wheeler, Sustiva





Giovanni Villa, Pravachol

In his 67 years, Giovanni Villa has held on to some simple passions and renounced others. He's given up downhill skiing but still enjoys cross-country treks. He has remained true to his wife of more than 40 years, Maria, ever since they first met at a country fair in their hometown of Gessate, Italy, near Milan. And though he still craves the rich food he was raised on — his mother ran a trattoria, and he fondly recalls the delicious meals she would make him before he would begin his day's work at a bookbindery — as someone with heart disease, he's following doctor's orders and practicing moderation in his eating. After all, his passion for life is the strongest of all.

Giovanni has vivid memories of March 10, 1983, the day he had his heart attack. He even recalls the exact time: 3 p.m. What followed, however, is more of a blur. Two decades ago, follow-up treatments for heart attacks were not as standardized as they are today. Giovanni saw many doctors and "had many adventures," he remembers.

Finally, Giovanni came under the care of Dr. Gabriela Goldstein. After considering Giovanni's clinical record, his high cholesterol level and his family history (his mother and one of his sisters also had heart disease), Dr. Goldstein decided to add *Pravachol* (pravastatin) to his treatment.

At first, Giovanni was not looking forward to adding yet another pill to his routine. But knowing that *Pravachol* has been proven to reduce the risk of having another heart attack, he willingly takes his medicine every day.

Giovanni has now been taking *Pravachol* for 12 years. He views the years still ahead in much the same way as the ones that have already passed: "They are a gift," he says. ❖



James Lee with his sisters Micsha (left) and Ieisha

Helen Palmquist, Paraplatin

"One day I just woke up and my clothes didn't fit," recalls Helen Palmquist of Lincolnshire, Illinois. Tests revealed an ovarian tumor the size of an orange. That was in May 1987. She was 41, with two boys, John, nine, and Brian, 14. "My only goal at the time," she says, "was to see John through high school."

After surgery and chemotherapy, Helen thought she could achieve that goal. But her cancer recurred in March 1993. This time, she was treated with *Paraplatin* (carboplatin) from Bristol-Myers Squibb, indicated for palliative treatment of recurrent ovarian cancer. Helen knew that the statistics for recurrent ovarian cancer were not encouraging. "But I had my children to take care of, and I decided to make the most out of whatever time I had," she says. "Between treatments, we took lots of family trips."

Helen, with her husband, Jerry, did see John graduate high school. And in Brian's college application, he wrote that his mother's ovarian cancer had brought the family closer together. Today, Helen is a 16-year cancer survivor and, through her volunteer work with cancer patients, a help and inspiration to others.

"I have a passion for collecting Norman Rockwell illustrations, maybe because I share, with the people in Rockwell's world, a positive attitude and zest for life," Helen says. "A Rockwell drawing of a boy sitting on a flying duck, his schoolbooks falling away, makes me feel good; it's the first day of summer vacation and I'm free as a bird."❖



James Lee, AQUACEL Ag Dressing

No one can tell from looking at James Lee — today a healthy 11-year-old boy — that a little over a year ago, he suffered second-degree burns over every inch of his face. That's when a picture is worth at least a thousand words — and probably as many prayers.

It was New Year's Day 2002. James, at his home in Chandler, Arizona, had just prepared an egg in the microwave. When he tapped the shell, the egg exploded in his face. His mother and sisters heard his screams, and when they saw him, "they began crying even harder than I was," James remembers: His eyes had swollen shut and his skin had literally begun to bubble off.

Paramedics rushed James — frightened and in excruciating pain — to the Arizona Burn Center at Maricopa Medical Center in nearby Phoenix. Daniel Caruso, M.D., and Kevin Foster, M.D., medical directors at the facility, recall the first question from James's mother, Aretha: "Is he going to scar?" Both physicians knew that if the burn didn't heal well, pigment might come back unevenly.

James needed a special dressing to begin the healing process. Fortunately, his doctors chose *AQUACEL Ag* dressing, an antimicrobial dressing still being studied at the time, and created by ConvaTec, Bristol-Myers Squibb's ostomy and advanced wound care division. (The product was cleared in June 2002 by the FDA for management of partial-thickness burns, surgical wounds and diabetic foot, leg and pressure ulcers.)

"*AQUACEL Ag* dressing covers the burn wound and closes it down, so pain relief is instant," says Dr. Caruso. "Its gelling mechanism is soothing, and its antibacterial properties help ward off infection, so it can be left on for up to two weeks without changing. This makes a huge difference, since changing dressings on burns can damage wounds and cause tremendous agony." By contrast, the current standard of care — a product that's more than 20 years old — requires changing at least once a day. That's why Dr. Caruso predicts that *AQUACEL Ag* dressing "may become the gold standard treatment for acute burns."

James was the first facial burn case the Arizona Burn Center team managed with *AQUACEL Ag* dressing. They were "delighted and surprised" with the results, Dr. Foster says. "One month out, you couldn't tell he had been burned. It was absolutely amazing." Six months later, it was apparent that James had healed successfully.

James and his family were delighted and amazed, too. "I was so excited when the bandages were finally removed," Aretha says. "I knew we had our old James back."❖

The World We Serve

Social Responsibility at Bristol-Myers Squibb

At Bristol-Myers Squibb, we understand that our obligation to society extends beyond the products we make — to the communities we live in and the world we must help to sustain.

Fighting Diabetes at the Grassroots

In Spanish, they're called *promotoras de salud,* or peer health educators. And in Texas and elsewhere, thanks to support from Bristol-Myers Squibb and the Bristol-Myers Squibb Foundation, they're making a real difference for a strained health care system and for an Hispanic population dangerously underserved and in need of assistance in the fight against type 2 diabetes.

In the Mexican border regions of Texas, language differences or lack of transportation often pose barriers to educating and treating people with diabetes. "Health care workers often feel overwhelmed and unable to address the needs of many patients, particularly in the Hispanic community," says Joseph Smith, M.D., medical director, Health Care Channel Management, Bristol-Myers Squibb.

With help from the company and its Foundation, local clinics are hiring *promotoras de salud* to team with nurses. *Promotoras* are typically Hispanic women — often diabetes patients themselves — identified by clinic staff as highly motivated individuals who can work full-time in the health care setting. Following intensive training, the *promotoras* serve as accessible community resources answering questions, ensuring compliance with medications, providing nutritional advice and even driving patients to appointments.



Migrant workers in Mercedes, Texas, are members of the underserved Hispanic community in need of assistance in the fight against diabetes.

One nurse, who admits to having been so overwhelmed at one point that she nearly quit her job, today says, "Now that we have the tools, I know we can help patients control their diabetes."

Currently receiving financial support are three *promotoras* programs, administered through not-for-profit third parties, serving Mexican-Americans in southern California, Hispanic and African-American communities in Florida and Hispanic populations in Texas. So far, with help from Bristol-Myers Squibb and its Foundation, more than 100 *promotoras* have been hired and trained, serving many thousands of patients.

Bristol-Myers Squibb supports broadening adoption of the learnings from the *promotoras* programs in other patient groups. Says Jill DeSimone, senior vice president, Diabetes/Infectious Disease and Compliance and Persistency Marketing, "Based on what we've already seen with these programs, we believe coaches can be valuable partners in helping patients stay on medication and manage their disease over the long term." ❖

Greener Acres

The year 2002 was one of the driest in New Jersey's history. But even before the drought and the water restrictions that came with it, Bristol-Myers Squibb had taken steps to reduce water consumption. For example, the company's research campus in Hopewell, New Jersey, uses its own watershed to meet all of its water needs. During 2002, Hopewell tested a reclaimed water system which saved more than one million gallons of water, earning it a first place award for water conservation from the New Jersey Department of Environmental Protection. Full operation of the system is planned for later this year. Next up at Hopewell: solar panels for the employee child care center and a 20-mile bike path connecting to two other company sites.

The company's conservation efforts reach far beyond New Jersey, with ambitious global *Sustainability 2010* goals that call for reducing water and energy use, emissions, waste disposal and even product packaging.

Fostering biodiversity through land preservation and endangered species sponsorship is another key goal. A recent milestone on that front was reached in November 2002, when the company's 500-acre rural site in Mount Vernon, Indiana, received a national wildlife conservation award and certification from the Wildlife Habitat Council.

As Susan Voigt, vice president, Environment, Health and Safety, and Corporate Product Quality, explains:



The ponds at the company's Hopewell campus are the backbone of its watershed management program. The site includes approximately 200 acres of preserved farmland.

"Our approach to sustainable development always aims to balance business needs with respect for the communities in which we operate and the world in which we live — today and for tomorrow."❖

Healing Minds in Afghanistan

They have endured more than two decades of war, Taliban repression, minefields, displacement, poverty and drought. They have watched, helpless, as family members died. It's no wonder that thousands of women in Afghanistan suffer from anxiety, stress and depression. A recent survey of Kabul women found that an overwhelming 98 percent of respondents met the diagnostic criteria for one of those illnesses, while 40 percent — sad to report — met the criteria for all three. Yet, in a country of 25 million, there are only eight psychiatrists to help them.



The Bristol-Myers Squibb Foundation has long been a leader in helping women around the world deal with the serious health issues they face. That's why, in October 2002, it partnered with International Medical Corps (IMC), a global humanitarian nonprofit organization, to create a pilot community-based mental health program for Afghan women. Beyond providing financial support, the Foundation made the company's mental health experts available to IMC to help shape the program's treatment protocols and evaluation tools. The 16-month pilot will focus on identifying and treating major depression, severe anxiety and post-traumatic stress disorder in women in the Shomali Plains, an area north of Kabul.

Private, voluntary, nonpolitical and nonsectarian, IMC has been providing emergency health services and training programs in Afghanistan for 19 years. The group has already initiated training for local health professionals who will counsel, treat and educate women from the Shomali Plains. The project expects to reach 25,000 women and girls, hold nearly 7,000 group counseling sessions and add mental health capabilities to its five health centers in the Shomali Plains. And in the process of finding a culturally sensitive approach to helping Afghan women, IMC and the Bristol-Myers Squibb Foundation hope to establish a model for helping at-risk populations caught up in conflict elsewhere in the world.

Among those working on the program are nine Afghan women physicians, including Dr. Shamail Azimi, who fled to Pakistan during Taliban rule but who has returned to serve as a master trainer. "As a woman, I have shared many traumatic experiences with other Afghan women," she says. "And as a physician, I am excited for the opportunity to begin the healing process."❖

Financial Review

Management's Discussion and Analysis

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Report of Management and Independent Accountants

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments

The Company restated its previously issued financial statements for the three years ended December 31, 2001, including the corresponding 2001 and 2000 interim periods, and the quarterly periods ended March 31, 2002 and June 30, 2002. The restatement affected periods prior to 1999. The impact of the restatement on such prior periods was reflected as an adjustment to opening retained earnings as of January 1, 1999. The restatement was reported in Amendment No. 1 to the Company's Annual Report on Form 10-K/A for the year ended December 31, 2001 and Amendments No. 1 to the Company's Quarterly Reports on Form 10-Q/A for the quarterly periods ended March 31, 2002 and June 30, 2002.

The Company experienced a substantial buildup of wholesaler inventories in its U.S. pharmaceuticals business over several years, primarily in 2000 and 2001. This buildup was primarily due to sales incentives offered by the Company to its wholesalers. These incentives were generally offered towards the end of a quarter in order to incentivize wholesalers to purchase products in an amount sufficient to meet the Company's quarterly sales projections established by the Company's senior management. In April 2002, the Company disclosed this substantial buildup, and developed and subsequently undertook a plan to work down in an orderly fashion these wholesaler inventory levels.

In late October 2002, based on further review and consideration of the previously disclosed buildup of wholesaler inventories in the Company's U.S. pharmaceuticals business and the incentives offered to certain wholesalers, and on advice from the Company's independent auditors, PricewaterhouseCoopers LLP, the Company determined that it was required to restate its sales and earnings to correct errors in timing of revenue recognition for certain sales to certain U.S. pharmaceuticals wholesalers. Since that time, the Company undertook an analysis of its transactions and incentive practices with U.S. pharmaceuticals wholesalers. As a result of its analysis, the Company determined that certain of its sales to two of the largest wholesalers for the U.S. pharmaceuticals business should be accounted for under the consignment model rather than recognizing revenue for such transactions upon shipment, based in part on the relationship between the amount of incentives offered to these wholesalers and the amount of inventory held by these wholesalers. This determination involved evaluation of a variety of criteria and a number of complex accounting judgments.

Following its determination to restate its sales and earnings for the matters described above, the Company also determined that it would correct certain of its historical accounting policies to conform the accounting to U.S. generally accepted accounting principles (GAAP) and certain known errors made in the application of GAAP that were previously not recorded because in each such case the Company believed the amount of any such error was not material to the Company's consolidated financial statements. In addition, as part of the restatement process, the Company investigated its accounting practices in certain areas that involve significant judgments and determined to restate additional items with respect to which the Company concluded errors were made in the application of GAAP, including certain revisions of inappropriate accounting.

Senior management set aggressive targets for each of the Company's businesses. The errors and inappropriate accounting, which were corrected by the restatement, arose, at least in part, from a period of unrealistic expectations for, and consequent over-estimation of the anticipated performance of, certain of the Company's products and programs.

In connection with their audits of the restatement of previously issued annual financial statements and the Company's consolidated financial statements for the year ended December 31, 2002, the Company's independent auditors, PricewaterhouseCoopers LLP, identified and communicated to the Company and the Audit Committee two "material weaknesses" (as defined under standards established by the American Institute of Certified Public Accountants) relating to the Company's accounting and public financial reporting of significant matters and to its initial recording and management review and oversight of certain accounting matters.

In the last year, the Company searched for and hired a new chief financial officer from outside the Company, restaffed the controller position, created a position of chief compliance officer and changed leadership at the Pharmaceuticals group.

In response to the wholesaler inventory buildup and the other matters identified as restatement adjustments, under the direction of the Audit Committee, in the last year, senior management has directed that the Company dedicate resources and take steps to strengthen control processes and procedures in order to identify and rectify past accounting errors and prevent a recurrence of the circumstances that resulted in the need to restate prior period financial statements. The Company also revised its budgeting process to emphasize a bottom-up approach in contrast to a top-down approach. The Company has implemented a review and certification process of its annual and quarterly reports under the Securities Exchange Act of 1934, as amended, as well as processes designed to enhance the monitoring of wholesaler inventories. In addition, the Company is in the process of expanding its business risks and disclosure group, which includes senior management, including the chief executive officer and the chief financial officer, and is taking a number of additional steps designed to create a more open environment for communications and flow of information throughout the Company. The Company continues to identify and implement actions to improve the effectiveness of its disclosure controls and procedures and internal controls, including plans to enhance its resources and training with respect to financial reporting and disclosure responsibilities, and to review such actions with its Audit Committee and independent auditors.

The Company's accounting for certain of its sales to two of the largest wholesalers for the U.S. pharmaceuticals business under the consignment model is discussed below under Net Sales.

Throughout the following Management's Discussion and Analysis of Financial Condition and Results of Operations, all referenced amounts for prior periods and prior period comparisons reflect the balances and amounts on a restated basis.

Summary

In 2002, the Company reported annual global sales of $18.1 billion. Sales increased 1% from the prior year level, reflecting volume increases of 4%, offset by net price declines of 3%, and no net impact from foreign exchange fluctuations. Earnings from continuing operations in 2002 were $2,034 million, or $1.05 per share on a basic and diluted basis, compared to $2,043 million, or $1.05 basic earnings per share and $1.04 diluted earnings per share in 2001. Several items affected the comparability of the results between 2002 and 2001, as discussed below under Earnings.

In addition to these items, earnings in 2002 were adversely affected by generic competition in the U.S. on several key pharmaceutical products and an increase in interest expense due to the $5.0 billion of debt issued in the third quarter of 2001 to finance the DuPont and ImClone transactions. Partially offsetting this decline in 2002 was the favorable impact of DuPont operations.

In 2002, the Company had two blockbuster products, *Pravachol* and Plavix, each with sales of over $1.5 billion. *Pravachol* sales grew 8% to $2.3 billion, and Plavix sales grew 61% to $1.9 billion. In addition to these two products, the Company had 42 product lines with more than $50 million in annual sales, including 27 products with more than $100 million in annual sales, of which four had annual sales in excess of $500 million.

The Company's financial position remains strong. At December 31, 2002, the Company held almost $4.0 billion in cash, time deposits and marketable securities. Approximately $3.7 billion of such cash, time deposits and marketable securities is held by the Company's foreign subsidiaries. Repatriation of this cash to the U.S. would require additional tax provisions, which are not reflected in the consolidated financial statements. For a further discussion of this matter, see Critical Accounting Policies-Income Taxes below. Cash provided from operating activities was $1.0 billion, and working capital was a healthy $1.8 billion. The Company paid dividends of approximately $2.2 billion, which provided a dividend yield of 4.8% in 2002.

In 2002, consistent with the Company's mission to extend and enhance human life by developing the highest-quality products, the Company invested $2.2 billion in research and development, a 2% growth over 2001. Research and development dedicated to pharmaceutical products was $2.1 billion and increased to 14.4% of pharmaceutical sales compared to 14.2% in 2001. The compound annualized growth in pharmaceutical research and development spending was 12% over the past five years.

Research and development highlights included:

- U.S. Food and Drug Administration (FDA) regulatory approval for the new chemical entity (NCE) Abilify, a new anti-psychotic medication indicated for the treatment of schizophrenia. In the U.S., the Company markets Abilify jointly with Otsuka America Pharmaceutical.
- Eight FDA regulatory approvals for the following life cycle management (LCM) indications: *Videx EC* once daily tablet, *Sustiva* once daily tablet, Plavix acute coronary syndrome, Avapro/Aprovel diabetic nephropathy, Glucovance in combination with thiazolidinediones, *Pravachol* pediatrics, *Zerit XR* a Prolonged Release Capsule, and *Tequin* for uncomplicated skin and skin structure indication.
- Seven regulatory filings were achieved in 2002, including U.S. and European submissions for the NCE atazanavir and six LCM supplemental filings (*Serzone* pediatrics, *TAXOL®* first-line metastatic breast cancer, *Pravachol* pediatrics, *Monopril* pediatrics, *Platinol* hepatocellular carcinoma and Glucophage XR 750 mg Reduced Mass Tablet).

Patent expirations in the U.S. on several key products, including Glucophage IR, *TAXOL®* and *BuSpar*, had a significant impact on the Company's financial performance during 2002. U.S. patents that are expected to expire in the next three years include the patent for *Cefzil* (December 2005) and one of several patents relating to Plavix (July 2003). In addition, a use patent for *Paraplatin* will expire in April 2004. Hatch-Waxman data protection will expire for Glucophage XR in October 2003, and for Glucovance in July 2003. All of these expiry dates could be extended by six months under the pediatric extension upon the completion and acceptance of pediatric studies by the FDA in advance of the expiration. The Company received the six-month pediatric extension for the composition of matter patent for *Monopril*, which is now expected to expire in June 2003, and the composition of matter patent for *Serzone*, which is now expected to expire in September 2003, and a patent covering the formulation of *Videx EC*, which is now expected to expire in May 2004. Except with respect to Plavix, the Company believes that no single patent or license is of material importance in relation to the business as a whole.

Net Sales

Sales in 2002 were $18.1 billion, an increase of 1% from the prior year, compared to sales increases of 3% and 6% in 2001 and 2000, respectively. Sales in 2002 and 2001 include approximately $1,540 million and $331 million, respectively, of sales related to products acquired as part of the DuPont acquisition, which was completed on October 1, 2001. Domestic sales decreased 3% to $11,361 million in 2002, compared to an increase of 2% to $11,744 million in 2001, while international sales increased 8% to $6,758 million in 2002 (foreign exchange had no significant impact), compared to an increase of 3% to $6,243 million in 2001 (foreign exchange unfavorably impacted sales by 6%). In general, the Company's business is not seasonal. For information on U.S. pharmaceuticals prescriber demand, reference is made to the table on page 26, which sets forth a comparison of changes in net sales to the estimated total (both retail and mail order customers) prescription growth for certain of the Company's primary care pharmaceutical products.

The composition of the net increase in sales is as follows:

	2002	2001	2000
Foreign Exchange	—	(2%)	(3%)
Volume	**4%**	2%	7%
Selling prices, net	**(3%)**	3%	2%
Increase in sales	**1%**	3%	6%

A significant portion of the Company's U.S. pharmaceuticals sales is made to wholesalers. The Company experienced a substantial buildup of wholesaler inventories in its U.S. pharmaceuticals business over several years, primarily in 2000 and 2001. This buildup was primarily due to sales incentives offered by the Company to its wholesalers, including discounts, buy-ins in anticipation of price increases, and extended payment terms to certain U.S. pharmaceuticals wholesalers. These incentives were generally offered towards the end of a quarter in order to incentivize wholesalers to purchase products in an amount sufficient to meet the Company's quarterly sales projections established by the Company's senior management. The timing of the Company's recognition of revenue from its sales to wholesalers differs by wholesaler and by period.

Historically, the Company recognized revenue for sales upon shipment of product to its customers. Under GAAP, revenue is recognized when substantially all the risks and rewards of ownership have transferred. In the case of sales made to wholesalers (1) as a result of incentives, (2) in excess of the wholesaler's ordinary course of business inventory level, (3) at a time when there was an understanding, agreement, course of dealing or consistent business practice that the Company would extend incentives based on levels of excess inventory in connection with future purchases and (4) at a time when such incentives would cover substantially all, and vary directly with, the wholesaler's cost of carrying inventory in excess of the wholesaler's ordinary course of business inventory level, substantially all the risks and rewards of ownership do not transfer upon shipment and, accordingly, such sales should be accounted for using the consignment model. The determination of when, if at all, sales to a wholesaler meet the foregoing criteria involves evaluation of a variety of factors and a number of complex judgments.

Under the consignment model, the Company does not recognize revenue upon shipment of product. Rather, upon shipment of product the Company invoices the wholesalers, records deferred revenue at gross invoice sales price and classifies the inventory held by the wholesalers as consignment inventory at the Company's cost of such inventory. The Company recognizes revenue (net of discounts, rebates, estimated sales allowances and accruals for returns) when the consignment inventory is no longer subject to incentive arrangements but not later than when such inventory is sold through to the wholesalers' customers, on a first-in first-out (FIFO) basis. For additional discussion of the Company's revenue recognition policy, see Note 1, Accounting Policies, to the consolidated financial statements.

The Company restated its previously issued financial statements for the period 1999 through the second quarter of 2002 to correct the timing of revenue recognition for certain previously recognized U.S. pharmaceuticals sales to Cardinal Health, Inc. (Cardinal) and McKesson Corporation (McKesson), two of the largest wholesalers for the Company's U.S. pharmaceuticals business, that, based on the application of the criteria described above, were recorded in error at the time of shipment and should have been accounted for using the consignment model. The Company determined that shipments of product to Cardinal and shipments of product to McKesson met the consignment model criteria set forth above as of July 1, 1999 and July 1, 2000, respectively, and, in each case, continuing through the end of 2002 and for some period thereafter. Accordingly, the consignment model was required to be applied to such shipments. Prior to those respective periods, the Company recognized revenue with respect to sales to Cardinal and McKesson upon shipment of product. Although the Company generally views approximately one month of supply as a desirable level of wholesaler inventory on a going-forward basis and as a level of wholesaler inventory representative of an industry average, in applying the consignment model to sales to Cardinal and McKesson, the Company defined inventory in excess of the wholesaler's ordinary course of business inventory level as inventory above two weeks and three weeks of supply, respectively, based on the levels of inventory that Cardinal and McKesson required to be used as the basis for negotiation of incentives granted.

As a result of this restatement adjustment, net sales were reduced by $1,015 million, $475 million and $409 million in 2001, 2000 and 1999, respectively, and increased by $508 million in the six months ended June 30, 2002. The corresponding effect on earnings from continuing operations before minority interest and income taxes was a reduction of $789 million, $399 million and $322 million in 2001, 2000 and 1999, respectively, and an increase of $412 million in the six months ended June 30, 2002.

Separately from the above discussion, in March 2001, the Company entered into a distribution agreement with McKesson for provision of warehousing and order fulfillment services for the Company's Oncology Therapeutics Network (OTN), a specialty distributor of anticancer medicines and related products. Prior to the restatement, the Company recorded in error sales of the Company's products under this agreement upon shipment of product to McKesson. The Company restated its previously issued financial statements to account for these sales under the consignment model. The resulting effect on net sales and earnings from continuing operations before minority interest and income taxes was a reduction of $81 million and $77 million, respectively, in 2001, and an increase of $25 million and $24 million, respectively, in the six months ended June 30, 2002.

At December 31, 2002, 2001 and 2000, the Company's aggregate cost of the pharmaceutical products held by Cardinal and McKesson that were accounted for using the consignment model (and, accordingly, were reflected as consignment inventory on the Company's consolidated balance sheet) was approximately $58 million, $208 million and $99 million, respectively, of which approximately $1 million and $4 million at December 31, 2002 and 2001, respectively, related to OTN. The deferred revenue, recorded at gross invoice sales price, related to the inventory of pharmaceutical products accounted for using the consignment model was approximately $470 million, $2,026 million and $908 million at December 31, 2002, 2001 and 2000, respectively, of which approximately $39 million and $81 million at December 31, 2002 and 2001, respectively, related to OTN. As a result of the restatement for the application of the consignment model, approximately $1,980 million of sales (calculated net of customary 2% early pay cash discounts) had been reversed from the period 1999 through 2001, of which approximately $1,395 million was recognized in 2002 as the inventory held by Cardinal and McKesson was worked down and approximately $422 million is projected to be recognized in 2003, a significant portion of which is expected to be recognized in the first quarter of 2003. The corresponding effect on earnings from continuing operations before minority interest and income taxes was an increase of $1,093 million in 2002. The projected effect on earnings from continuing operations before minority interest and income taxes for 2003 is an increase of approximately $290 million, a significant portion of which is expected to be recognized in the first quarter of 2003. Sales to Cardinal and McKesson represented approximately 56%, 52%, and 41% of U.S. pharmaceuticals net sales in 2002, 2001, and 2000, respectively.

The Company has determined that, although sales incentives were offered to other wholesalers and there was a buildup of inventories at such wholesalers, the consignment model criteria discussed above were not met. Accordingly, the Company recognized revenue when the products were shipped to these wholesalers. The Company estimates that the inventory of pharmaceutical products held by these other U.S. pharmaceuticals wholesalers in excess of approximately one month of supply in the case of the Company's exclusive products, approximately one and a half months of supply in the case of Plavix and Avapro, which are marketed under the Company's alliance with Sanofi-Synthelabo, and approximately two months of supply in the case of the Company's non-exclusive products, was in the range of approximately $550 million to $750 million at December 31, 2001.

The Company's estimates of inventories held by wholesalers are based on the projected prescription demand-based sales for such products, as well as the Company's analysis of third-party information, including information obtained from certain wholesalers with respect to their inventory levels and sell-through to customers and third-party market research data, and the Company's internal information. The Company's estimates are subject to inherent limitations of estimates that rely on third-party data, as certain third-party information was itself in the form of estimates, and reflect other limitations.

In April 2002, the Company disclosed the substantial buildup of wholesaler inventories in its U.S. pharmaceuticals business, and developed and subsequently undertook a plan to work down in an orderly fashion these wholesaler inventory levels. To facilitate an orderly workdown, the Company's plan included continuing to offer sales incentives, at reduced levels, to certain wholesalers. With respect to McKesson and Cardinal, the Company entered into agreements for an orderly workdown that provide for these wholesalers to make specified levels of purchases and for the Company to offer specified levels of incentives through the workdown period.

The Company expects that the orderly workdown of inventories of its pharmaceutical products held by all U.S. pharmaceuticals wholesalers will be substantially completed at or before the end of 2003. The Company also expects that the consignment model criteria will no longer be met with respect to the Company's U.S. pharmaceuticals sales to Cardinal and McKesson (other than the abovementioned sales related to OTN) at or before the end of 2003. At December 31, 2002, the Company's aggregate cost of pharmaceutical products held by Cardinal and McKesson that were accounted for using the consignment model (and, accordingly, were reflected as consignment inventory on the Company's consolidated balance sheet) was approximately $58 million. At December 31, 2002, the deferred revenue, recorded at gross invoice sales price, related to such inventory was approximately $470 million, including approximately $39 million related to OTN. The Company estimates, based on the data noted above, that the inventory of pharmaceutical products held by the other U.S. pharmaceuticals wholesalers in excess of or below approximately one month of supply in the case of the Company's exclusive products, approximately one and a half months of supply in the case of Plavix and Avapro, which are marketed under the Company's alliance with Sanofi-Synthelabo, and approximately two months of supply in the case of the Company's nonexclusive products, was in the range of approximately $100 million below this level of supply to $100 million in excess of this level of supply at December 31, 2002. This estimate is subject to the inherent limitations noted above. The Company expects to account for certain pharmaceutical sales relating to OTN using the consignment model until the abovementioned agreement with McKesson expires in 2006.

The Company's financial results and prior period and quarterly comparisons are affected by the buildup and orderly workdown of wholesaler inventories, as well as the application of the consignment model to certain sales to certain wholesalers. In addition, with respect to sales not accounted for using the consignment model, the

Company's financial results and prior period and quarterly comparisons are affected by fluctuations in the buying patterns of wholesalers, including the effect of incentives offered, and the corresponding changes in inventory levels maintained by these wholesalers. These wholesaler buying patterns and wholesaler inventory levels may not reflect underlying prescriber demand. For information on U.S. pharmaceuticals prescriber demand, reference is made to the table on page 26, which sets forth a comparison of changes in net sales to the estimated total (both retail and mail order customers) prescription growth for certain of the Company's primary care pharmaceutical products. The Company expects that when the consignment model is no longer being applied with respect to sales to Cardinal or McKesson, the buying patterns and fluctuations in inventory levels of these wholesalers will have an effect on the Company's financial results and prior period and quarterly comparisons.

Earnings

In 2002, earnings from continuing operations before minority interest and income taxes increased 19% to $2,647 million from $2,218 million in 2001. Earnings from continuing operations in 2002 of $2,034 million were consistent with the $2,043 million earned in 2001. Basic earnings per share from continuing operations were flat with the prior year at $1.05, and diluted earnings per share from continuing operations increased 1% to $1.05 from $1.04 in the prior year. In 2001, earnings from continuing operations before minority interest and income taxes decreased 58% to $2,218 million from $5,247 million in 2000. Earnings from continuing operations decreased 47% in 2001 to $2,043 million from $3,830 million in 2000. Basic earnings per share from continuing operations decreased 46% to $1.05 in 2001 from $1.95 in 2000, and diluted earnings per share from continuing operations decreased 46% to $1.04 in 2001 from $1.92 in 2000. Net earnings margins for continuing operations decreased to 11.2% in 2002 from 11.4% in 2001 and 21.8% in 2000.

During the years ended December 31, 2002, 2001 and 2000, the Company recorded several items that affected the comparability of results of the periods presented herein, which are set forth in the following table. For a discussion of these items, see Note 2, Alliances and Investments, Note 3, Restructuring and Other Items, Note 4, Acquisitions and Divestitures, and Note 5, Discontinued Operations, to the consolidated financial statements.

Dollars in Millions	**2002**	2001	2000
Acquired in-process research & development	**$169**	$2,772	$38
Litigation settlement charge	**659**	77	—
Asset impairment charge for ImClone	**379**	—	—
Restructuring and other items (1)	**68**	638	483
Gain on sales of businesses/product lines	**(30)**	(475)	(216)
	1,245	3,012	305
Income tax benefit on above items	**(472)**	(1,076)	(114)
Settlement of prior year tax matters	**(235)**	—	—
	$538	$1,936	$191

(1) $15 million of restructuring reversal and $58 million and $40 million of restructuring expense are included in cost of products sold in 2002, 2001 and 2000, respectively. $69 million of accelerated depreciation on research facilities is included in research and development in 2002. $74 million of deductions and customer chargebacks related to abandoned product lines are included as a reduction of net sales in 2001.

In 2001, the Company also incurred $61 million of costs related to the DuPont acquisition, of which $30 million is included in cost of products sold.

Gross margin percentages were 64.7%, 69.7% and 73.0% in 2002, 2001 and 2000, respectively. Gross margins were adversely impacted by generic competition and a change in product mix.

The effective income tax rate on earnings from continuing operations before minority interest and income taxes was 16.4% in 2002 compared with 3.3% in 2001 and 25.2% in 2000. The 2002 effective income tax rate includes an income tax benefit of $235 million due to the settlement of certain prior year tax matters and the determination by the Company as to the expected settlement of ongoing tax litigation, partially offset by $192 million of valuation allowances, comprised of $112 million related to certain state net deferred tax assets, $45 million related to certain state tax net operating loss carryforwards and $35 million related to foreign tax credit carryforwards, each of which the Company currently does not believe are more likely than not to be realized in the future. The low effective income tax rate in 2001 results primarily from lower pretax income in the U.S., caused by the write-off of acquired in-process research and development, as well as proportionately greater income earned in low-tax jurisdictions.

Expenses

Total costs and expenses, as a percentage of sales, were 85.4% in 2002 compared with 87.7% in 2001 and 70.1% in 2000.

Cost of products sold, as a percentage of sales, increased over the last three years to 35.3% in 2002 compared with 30.3% in 2001 and 27.0% in 2000, principally due to increased sales of lower-margin products from OTN and from a decline in higher-margin Glucophage IR, *TAXOL®* and *BuSpar* sales as a result of the introduction of generic products in the U.S. Cost of products sold includes a $15 million reversal of prior period reserves for inventory write-offs related to actions that have been cancelled in 2002 and $58 million and $40 million of other restructuring expense in 2001 and 2000, respectively.

Advertising and promotion expenses decreased slightly to $1,295 million in 2002 from $1,299 million in 2001, primarily as a result of reduced spending on the metformin franchise and Vaniqa, partially offset by Abilify product launch expenses and increased support of Plavix and Avapro in the U.S. In 2001, advertising and promotion expenses decreased 15% from 2000 to $1,299 million as a result of lower spending on *TAXOL®* and *BuSpar*. As a percentage of sales, 2002 advertising and promotion expenses decreased to 7.1% from 7.2% in 2001 and 8.7% in 2000.

Marketing, selling and administrative expenses, as a percentage of sales, increased to 21.7% in 2002 from 21.6% in 2001. The slight increase in 2002 was mainly due to higher sales force expenses as a result of the addition of the Medical Imaging business, which was acquired in October 2001 as part of the DuPont acquisition. In 2001, marketing, selling and administrative expenses, as a percentage of sales, decreased to 21.6% from 22.0% in 2000, primarily as a result of cost efficiencies and a reduction in sales force expenses.

The Company's investment in research and development totaled $2,218 million in 2002, an increase of 2% over 2001, and as a percentage of sales, increased to 12.2% in 2002, compared with 12.1% in 2001 and 10.7% in 2000. Research and development included $69 million of accelerated depreciation on research facilities in 2002. In 2002, research and development spending dedicated to pharmaceutical products increased to 14.4% of pharmaceutical sales compared with 14.2% and 12.4% in 2001 and 2000, respectively. The lower growth in research and development spending in 2002 is consistent with the new priorities the Company announced to ensure that the Company can fully realize the value of its research and development pipeline. The new priorities include rebalancing drug discovery and development to increase support for the Company's full late-stage development pipeline. They also include devoting greater resources to ensuring successful near-term product launches and increasing the Company's efforts on in-licensing opportunities. Consistent with these priorities, the Company expects a mid-to-high teens increase on a percentage basis in spending on advertising and promotion.

In 2002, the charges related to acquired in-process research and development were $169 million and primarily related to milestone payments to ImClone for Erbitux. Of the $200 million milestone payable to ImClone, $160 million (or 80.1%) was expensed to acquired in-process research and development in the first quarter of 2002. The remaining $40 million was recorded as an additional equity investment to eliminate the income statement effect of the portion of the milestone payment for which the Company has an economic claim through its 19.9% ownership interest in ImClone. The acquired in-process research and development charge in 2001 was $2,772 million, including $2,009 million related to the DuPont acquisition and $735 million attributable to the ImClone equity investment. In addition, acquired in-process research and development for 2002, 2001 and 2000 includes charges of $9 million, $28 million and $38 million, respectively, for licensing payments related to products not yet approved for marketing.

Restructuring programs were implemented in 2002 to downsize, realign and streamline operations in order to increase productivity, reduce operating expenses and rationalize the Company's manufacturing network and research facilities. The programs include costs for the termination of approximately 1,040 employees, including research, manufacturing and administrative personnel. In addition, the Company eliminated non-strategic research efforts and consolidated research facilities in the U.S. Actions under the restructuring program are expected to be substantially complete by late 2003. As a result of these actions, the Company expects the annual benefit to earnings from continuing operations before minority interest and income taxes to be approximately $150 million in future years.

Restructuring programs were implemented in 2001 to downsize, realign and streamline operations in order to increase productivity, reduce operating expenses and rationalize the Company's manufacturing network and research facilities. The programs include costs for the termination of 3,400 employees, including sales force, manufacturing, administrative and research personnel. In addition, a contract sales force has been terminated. The Company also exited a nutritional business in Eastern Europe, a pharmaceutical production facility in the U.S. and a research facility in France. Actions under the restructuring program are expected to be substantially complete in early 2003. As a result of these actions, the Company expects the annual benefit to earnings from continuing operations before minority interest and income taxes to be approximately $400 million in future years, of which a portion was realized in 2002.

Restructuring programs were implemented in 2000 to downsize, realign and streamline operations in order to increase productivity, reduce operating expenses and rationalize the Company's manufacturing network and research facilities. Under the program, approximately 5,200 employees were to be terminated, including sales force, manufacturing and administrative personnel. In addition, the Company also exited a production facility in the U.S., certain international operations of ConvaTec and a research facility in Japan. As a result of these actions, the Company expects the annual benefit to earnings from continuing operations before minority interest and income taxes of approximately $275 million in future years, a majority of which has been realized. These actions are substantially complete.

For additional information on restructuring, see Note 3, Restructuring and Other Items, to the consolidated financial statements.

Business Segments

The company operates in three reportable segments — Pharmaceuticals, Nutritionals and Other Healthcare. The percent of the Company's sales by segment were as follows:

	% of Total Sales		
	2002	2001	2000
Pharmaceuticals	**81**	83	83
Nutritionals	**10**	10	10
Other Healthcare	**9**	7	7

Pharmaceuticals

In 2002, worldwide pharmaceuticals sales decreased 2% to $14,705 million, reflecting a 4% price decline, 2% volume increase, and no foreign exchange impact. Domestic sales declined 7% to $9,174 million, primarily due to generic competition in the U.S. on Glucophage IR, *TAXOL®* and *BuSpar*, partially offset by increased sales of Plavix and the addition of products acquired from the DuPont acquisition, which was completed on October 1, 2001. In addition, the decrease in domestic pharmaceutical sales was impacted by the buildup in the prior period of inventory levels at those U.S. wholesalers not accounted for under the consignment model and the subsequent workdown in 2002. International sales increased 9% to $5,531 million (foreign exchange had no significant impact) primarily due to increased sales of *Pravachol* and Plavix in Europe, *TAXOL®* in Japan and the addition of products acquired from the DuPont acquisition. Approximately $1,395 million of sales (calculated net of customary 2% early pay cash discounts) recognized in the year ended December 31, 2002 had been reversed from prior years.

In 2001, worldwide pharmaceuticals sales increased 3% to $14,941 million, reflecting a 3% price increase, a 2% volume increase partially offset by a 2% decrease in foreign exchange. Domestic sales in 2001 increased 2% to $9,853 million primarily due to strong growth of Plavix, *Pravachol*, *Tequin* and Glucophage IR, partially offset by decreased sales in *TAXOL®* and *BuSpar* due to generic competition. In addition, the 2001 U.S. sales increase reflects the favorable impact of the previously disclosed buildup of inventory levels at those U.S. wholesalers not accounted for under the consignment model. International sales in 2001 increased 4% to $5,088 million, including a 6% decrease from foreign exchange, as a result of increased sales of *Pravachol* in Europe, Plavix internationally and *TAXOL®* in Japan, partially offset by decreased sales of *Capoten*.

Key pharmaceutical products and their sales include the following:

- Sales of *Pravachol*, a cholesterol-lowering agent and the Company's largest-selling product, increased 8% to $2,266 million in 2002. Domestic sales increased 1% to $1,311 million in 2002, while international sales increased 18% (foreign exchange had a 4% favorable impact) to $955 million. In October 2002, the FDA approved a new indication for use in treating pediatric patients with heterozygous familial hypercholesterolemia. Additionally, a six-month exclusivity extension was granted through April 2006. *Pravachol* sales increased 19% to $2,101 million in 2001.
- Sales from OTN, a specialty distributor of anticancer medicines and related products, increased 33% to $1,900 million in 2002 and 33% to $1,433 million in 2001.
- Sales of Plavix, a platelet aggregation inhibitor, increased 61% to $1,890 million in 2002, driven in part by the positive results of the CURE (Clopidogrel in Unstable angina to prevent Recurrent ischemic Events) study. In addition, the American College of Cardiology and the American Heart Association issued updated guidelines adding Plavix to standard therapy, including aspirin, to treat people with acute coronary syndrome. Sales of Avapro, an angiotensin II receptor blocker for the treatment of hypertension, increased 20% to $586 million in 2002. Sales of Avapro and Plavix increased 35% and 32% to $487 million and $1,171 million, respectively, in 2001. Avapro and Plavix are cardiovascular products that were launched from the alliance between Bristol-Myers Squibb and Sanofi-Synthelabo.
- Glucophage franchise sales decreased 67% to $778 million in 2002, compared to a 34% increase to $2,337 million in 2001. Glucophage IR, the leading branded oral medication for treatment of non-insulin-dependent (type 2) diabetes, saw 2002 sales decrease 88% to $220 million. The decline in Glucophage IR was due to the introduction of generic metformin in the U.S. in early 2002. Glucophage IR sales increased 7% to $1,838 million in 2001. Glucovance, an oral combination drug, and Glucophage XR Extended Release tablets had sales in 2002 of $246 million and $297 million, respectively, compared with sales in 2001 of $269 million and $230 million, respectively. In 2002, the FDA approved Metaglip, a combination of glipizide and metformin HCl tablets, as initial drug therapy for people with type 2 diabetes. Sales of Metaglip were $15 million in 2002.
- Sales of *TAXOL®* decreased 23% to $857 million in 2002. International sales increased 11% (foreign exchange had a 1% favorable impact), to $719 million, led by strong sales in Japan and France. Domestic sales decreased 70% to $138 million due to generic competition. *TAXOL®* sales decreased 29% to $1,112 million in 2001.
- Sales of *Paraplatin*, which is used in combination therapy for the treatment of ovarian cancer, increased 23% to $727 million in 2002. *Paraplatin* sales decreased 9% to $592 million in 2001.
- Sales of *Zerit*, an antiretroviral drug used in the treatment of HIV, decreased 14% to $443 million in 2002, primarily as a result of decreased demand due to adverse side effects. *Zerit* sales decreased 11% to $515 million in 2001.

- *Monopril*, a second-generation angiotensin converting enzyme (ACE) inhibitor, had increased sales of 3% reaching $426 million in 2002. *Monopril* sales increased 2% to $413 million in 2001.
- Sales of *Sustiva* and *Coumadin*, products acquired from DuPont in October 2001, were $455 million and $300 million, respectively, in 2002. Total U.S. prescriptions for *Coumadin* decreased 16% in 2002.
- Sales of *Videx/Videx EC*, an antiretroviral agent, increased 9% to $262 million in 2002. *Videx/Videx EC* sales increased 16% to $240 million in 2001.
- Sales of *Serzone*, a treatment for depression, decreased 34% to $221 million in 2002, primarily as a result of a labeling change indicating a serious side effect of the product. *Serzone* sales increased 5% to $334 million in 2001.

The following table sets forth a comparison of reported net sales changes and the estimated total (both retail and mail order customers) prescription growth for certain of the Company's U.S. primary care pharmaceutical products. The estimated prescription growth amounts are based on third-party data. A significant portion of the Company's domestic pharmaceutical sales is made to wholesalers. Where changes in reported net sales differs from prescription growth, this change in net sales may not reflect underlying prescriber demand.

	2002		2001		2000	
	% Change in U.S. Net Sales	% Change in U.S. Total Prescriptions	% Change in U.S. Net Sales	% Change in U.S. Total Prescriptions	% Change in U.S. Net Sales	% Change in U.S. Total Prescriptions
Pravachol	**1**	**5**	20	9	12	4
Glucophage IR	**(89)**	**(78)**	7	(8)	41	20
Plavix	**63**	**35**	28	35	70	48
Avapro	**16**	**13**	33	20	56	45
Monopril	**2**	**(8)**	3	(1)	(5)	3
Serzone	**(34)**	**(34)**	8	(2)	(1)	8
Cefzil	**(7)**	**(14)**	(9)	(11)	(16)	(16)
BuSpar	**(91)**	**(80)**	(58)	(53)	19	13

Earnings before minority interest and income taxes in 2002 and 2001 were $2,413 million and $1,158 million, respectively. The increase in 2002 is mainly due to lowered earnings in 2001 as a result of the write-off of $2,772 million of acquired in-process research and development. Earnings in 2002 were unfavorably affected by higher sales of lower margin products, including products from the OTN business, and the full year impact of generic competition on Glucophage IR, *TAXOL®* and *BuSpar* in the U.S. Earnings before minority interest and income taxes of $1,158 million in 2001 decreased from $4,371 million in 2000, primarily due to the acquired in-process research and development expenses in 2001, together with the impact of generic competition on *TAXOL®* and *BuSpar* in the U.S.

Nutritionals

In 2002, Nutritionals sales were comparable to the prior year level at $1.8 billion, reflecting a 3% increase due to price, offset by a 2% decrease due to volume and a 1% decrease due to foreign exchange. Worldwide infant formula sales decreased 4% to $1,176 million, primarily in the specialty infant formula business. Worldwide sales of *Enfamil*, the Company's largest-selling infant formula, of $750 million in 2002 were consistent with $753 million in 2001. Mead Johnson continues to be the leader in the U.S. infant formula markets. Worldwide children's nutritionals sales increased 24%, including a 2% decrease from foreign exchange, to $383 million in 2002 from $308 million in 2001, as a result of a 53% increase in sales of *Enfagrow*, primarily across the Pacific region, to $121 million in 2002. Sales of *Enfagrow* increased 34% to $79 million in 2001. In 2001, Nutritionals sales were flat with prior year at $1.8 billion, reflecting a 3% increase due to price, offset by a 1% decrease due to volume and a 2% decrease due to foreign exchange. Worldwide infant formula sales increased 3%, including a 1% decrease from foreign exchange, to $1,226 million in 2001, primarily due to a 5% increase in sales of *Enfamil*. Worldwide adult nutritional sales decreased 15% to $143 million from $169 million in 2000 as a result of the divestiture of the Viactiv business.

Earnings before minority interest and income taxes in the Nutritionals segment decreased to $444 million in 2002 from $482 million in 2001 as a result of increased promotional spending and sales force expense related to the *Enfamil* product line. In 2001, earnings before minority interest and income taxes in the Nutritionals segment increased to $482 million from $348 million in 2000 primarily due to copromotion income for *Cefzil* from the Pharmaceuticals segment and lower advertising and promotion spending on Viactiv.

Other Healthcare

The Other Healthcare segment includes ConvaTec, the Medical Imaging business, and Consumer Medicines in the U.S. and Japan.

Sales in the Other Healthcare segment increased 30% to $1,586 million in 2002, including $465 million of sales from Medical Imaging, which was purchased in October 2001 as part of the DuPont acquisition. The Other Healthcare sales increase was a result of a 28% increase due to volume and a 2% increase from changes in selling prices. Foreign exchange did not have a net impact on the sales change. In 2001, sales in this segment increased 6% to $1,219 million from $1,152 million in 2000. In 2001, the Other Healthcare sales increase was a result of a 9% increase due to volume, a 1% increase from changes in selling prices and a 4% decrease due to foreign exchange. Other Healthcare sales by business were as follows:

				% Change	
Dollars in Millions	**2002**	2001	2000	2002 to 2001	2001 to 2000
ConvaTec	**$ 744**	$ 706	$ 685	5	3
Medical Imaging	**465**	100	—	n/a	n/a
Consumer Medicines	**377**	413	467	(9)	(12)
Total Other Healthcare	**$1,586**	$1,219	$1,152	30	6

In 2002, the increase in ConvaTec sales was due to a 3% increase in sales of ostomy products to $459 million and strong growth of wound care products, which increased 11% to $276 million. Foreign exchange contributed 1% to the sales increase in 2002. In 2001, the increase in ConvaTec sales was due to a 4% increase in sales of ostomy products to $444 million and strong growth of wound care products, which increased 9% to $248 million. Foreign exchange in 2001 had a 4% negative effect on sales.

The steady decline in sales of Consumer Medicines, from $467 million in 2000 to $377 million in 2002, is primarily a result of lower demand for analgesics and *Keri* products in the U.S.

Earnings before minority interest and income taxes in the Other Healthcare segment increased to $394 million in 2002 from $287 million in 2001, primarily due to the strong growth in the ConvaTec business and the addition of the Medical Imaging business in October 2001. Earnings before minority interest and income taxes in this segment increased to $287 million in 2001 from $252 million in 2000, primarily due to the addition of the Medical Imaging business.

Geographic Areas

The Company's products are available in virtually every country in the world. The largest markets are in the U.S., France, Japan, Germany, Spain, Canada and Italy.

Sales in the U.S. decreased 3% in 2002, primarily due to generic competition in the U.S. on Glucophage IR, *TAXOL®* and *BuSpar* and, to a lesser extent, the buildup in the prior period of inventory levels at those U.S. wholesalers not accounted for under the consignment model and the subsequent workdown in 2002. This decrease was partially offset by an increase in Plavix sales and the addition of the products acquired from DuPont. DuPont pharmaceuticals U.S. sales in 2002 were $603 million. In 2001, sales in the U.S. increased 2%, primarily due to the growth of Plavix, *Pravachol* and Glucophage IR, offset by declines in *TAXOL®* and *BuSpar*. DuPont pharmaceuticals U.S. sales in 2001 were $106 million. The Company's acquisition of DuPont was completed on October 1, 2001. For information on U.S. pharmaceuticals prescriber demand, reference is made to the table on page 26, which sets forth a comparison of changes in net sales to the estimated total (both retail and mail order customers) prescription growth for certain of the Company's primary care pharmaceutical products.

Sales in Europe, Mid-East and Africa increased 12% in 2002, including a 4% increase from foreign exchange, as a result of the strong growth of *Pravachol* in France and the United Kingdom, Plavix in Spain, and the addition of the DuPont products throughout the region. DuPont sales in the region were $309 million in 2002. In 2001, sales in Europe, Mid-East and Africa increased 6%, including a 4% decrease from foreign exchange, primarily due to the growth of *Pravachol* in France and Italy.

Sales in Other Western Hemisphere countries decreased 6%, including an 8% decrease from foreign exchange in 2002. The unfavorable impact of foreign exchange was primarily in Brazil and Argentina. The underlying sales growth was primarily due to increased sales of Plavix in Canada and increased sales of nutritional products in Mexico. In 2001, sales in the Other Western Hemisphere countries decreased 2%, including a 5% decrease from foreign exchange. The unfavorable impact of foreign exchange was mainly in Brazil. The underlying sales growth in 2001 was primarily driven by increased sales of nutritional products in Mexico.

Sales in the Pacific region increased 12%, including a 2% decrease from foreign exchange in 2002. Products with strong growth included *TAXOL®* and *Paraplatin* in Japan and nutritional products in China and Indonesia. In 2001, Pacific region sales decreased 1%, including a 12% decrease from foreign exchange. The underlying sales growth in 2001 was driven primarily by the strong growth of *TAXOL®* in Japan and nutritional products in the Philippines, Thailand and China.

Financial Position

Cash and cash equivalents, time deposits and marketable securities totaled approximately $4.0 billion at December 31, 2002, compared with $5.7 billion at December 31, 2001. Approximately $3.7 billion of such cash, cash equivalents, time deposits and marketable securities was held by the Company's foreign subsidiaries. Repatriation of this cash to the U.S. would require additional tax provisions, which are not reflected in the consolidated financial statements. For a further discussion of this matter, see Critical Accounting Policies-Income Taxes below. Working capital decreased to $1.8 billion at December 31, 2002, from $2.1 billion at December 31, 2001, primarily as a result of a decrease in cash and cash equivalents, and an increase in commercial paper outstanding, partially offset by lower deferred revenue on consigned inventory. Cash and cash equivalents, time deposits, marketable securities and the conversion of other working-capital items are expected to fund near-term operations.

Cash and cash equivalents, time deposits and marketable securities at December 31, 2002, were denominated primarily in U.S. dollar instruments with near-term maturities. The average interest yield on cash and cash equivalents was 1.5% and 2.0% at December 31, 2002 and 2001, respectively, while interest yields on time deposits and marketable securities averaged 1.3% and 1.7%, respectively.

Short-term borrowings and long-term debt at December 31, 2002, are denominated primarily in U.S. dollars but also include Japanese yen long-term debt of $102 million. A majority of the Company's debt is fixed rate. The Company has entered into fixed to floating interest rate swaps for $3.0 billion of its long-term debt. Interest expense in 2002, 2001 and 2000 was $410 million, $182 million and $108 million, respectively. The average interest rate on short-term borrowings was 9.58% and 7.41% and on current installments of long-term debt was 2.77% and 4.03% in each case at December 31, 2002 and 2001, respectively. In 2002, the Company's long-term credit ratings, from both Moody's and Standard and Poor's credit rating agencies, were reduced from Aaa/AAA to Aa2 and AA, respectively. In December 2002, Moody's placed the Company's long-term and short-term debt ratings under review for possible downgrade. Since then, the Company has held discussions with Moody's and has provided additional information requested to facilitate their review. In March 2003, Moody's confirmed the Prime-1 short-term ratings for the Company. The Company's long-term ratings remain under review for a possible downgrade.

Net cash provided by operating activities was approximately $1.0 billion in 2002, $5.4 billion in 2001 and $4.7 billion in 2000. The decrease in 2002 is attributable to lower net earnings and income tax cash outflows of $2.1 billion, which is primarily related to taxes on the gain arising from the sale of the Clairol business. Cash flow from operations also included pension contributions of $547 million, $300 million and $267 million in 2002, 2001 and 2000, respectively.

Cash provided from operations was primarily used over the past three years to pay dividends of $6.2 billion and repurchase 73 million shares at a cost of $4.1 billion. The Company has also invested $2.6 billion over the past three years in capital expansion to improve plant efficiency and maintain superior research facilities.

During 2002, the Company purchased 5 million shares of common stock at a cost of $164 million bringing the total shares acquired since the share repurchase program's inception to 372 million shares. The Company repurchased 27 million and 41 million shares of common stock at a cost of $1,589 million and $2,338 million in 2001 and 2000, respectively. The share repurchase program authorizes the Company to purchase common stock from time to time in the open market or through private transactions as market conditions permit. This program is intended to reduce the increase in shares outstanding from option exercises and to obtain shares for general corporate purposes.

Employment levels of 44,000 at December 2002 decreased from prior-year levels of 46,000 as a result of workforce reductions associated with restructuring activities and overall attrition.

Dividends declared per common share in 2002, 2001 and 2000 were $1.12, $1.11 and $1.01, respectively. In December 2002, the Company declared a quarterly dividend of $.280 per common share and an indicated dividend for the full year 2003 of $1.12 per share.

Contractual Obligations

		Obligations Expiring by Period		
Dollars in Millions	Total	2003	2004-2005	2006-2007
Short-term borrowings	$1,247	$1,247	$ —	$ —
Long-term debt (1)	2,744	132	111	2,501
Operating leases	283	86	121	76
Stand-by letters of credit (2)	20	8	12	—
Performance bond guarantees	3	3	—	—
Total	$4,297	$1,476	$244	$2,577

(1) 2003 payments are included in short-term borrowings on the Company's consolidated balance sheet.

(2) Excludes $40 million which have no expiry date.

For a discussion of contractual obligations, reference is made to Note 15, Short-Term Borrowings and Long-Term Debt, Note 17, Financial Instruments, and Note 19, Leases, to the consolidated financial statements.

On March 5, 2002, the Company and ImClone revised their agreement, reducing the total payment to $900 million from $1 billion. Pursuant to this agreement, the Company paid ImClone $200 million in 2001, $140 million in 2002, and $60 million in 2003 and will pay an aggregate of $500 million upon achievement of two milestones. For a discussion of the Company's agreement with ImClone, see Note 2, Alliances and Investments, to the consolidated financial statements.

Recently Issued Accounting Standards

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company is in the process of assessing what impact this pronouncement will have on its consolidated financial statements. Based on its preliminary analysis of the impact of FIN 46, the Company believes that it is reasonably possible that ImClone could meet the criteria to be considered a variable interest entity in relation to the Company. Accordingly, the Company included the required transitional disclosures of FIN 46 in Note 2, Alliances and Investments, to the consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*. SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements for the year ended December 31, 2002. SFAS No. 148 did not have a material impact on the Company's consolidated financial statements as the adoption of this standard did not require the Company to change, and the Company does not plan to change, to the fair value based method of accounting for stock-based compensation.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45). FIN 45 requires a guarantor to recognize a liability at the inception of the guarantee for the fair value of the obligation undertaken in issuing the guarantee and include more detailed disclosure with respect to guarantees. The types of contracts the Company enters into that meet the scope of this interpretation are financial and performance standby letters of credit on behalf of wholly-owned subsidiaries. FIN 45 is effective for guarantees issued or modified after December 31, 2002. The initial adoption of this accounting pronouncement did not have a material effect on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Exit or Disposal Activities*, effective for exit or disposal activities that are initiated after December 31, 2002. SFAS No. 146 addresses issues regarding the recognition, measurement, and reporting of costs that are associated with exit and/or disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*, and the SEC has set forth in the Staff Accounting Bulletin No. 100, *Restructuring and Impairment Charges*. The initial adoption of this accounting standard did not have a material effect on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, which superseded SFAS No. 4 and the requirement to aggregate all gains and losses from extinguishment of debt and to classify, if material, as an extraordinary item, net of related income tax effect. As a result, the criteria in Accounting Principles Board Opinion No. 30 will be used to classify those gains and losses. SFAS No. 145 also amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The initial adoption of this standard did not materially affect the Company's consolidated financial statements.

In 2002, the Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, and SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. See Note 1, Accounting Policies, to the accompanying consolidated financial statements for more information.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. Under SFAS No. 143, the fair value of a liability for an asset retirement obligation must be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The provisions of SFAS No. 143 are effective for financial statements for fiscal years beginning after June 15, 2002. The initial adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

Retirement Benefits

Plan Description

The Company and certain of its subsidiaries have defined benefit pension plans and defined contribution plans for regular full-time employees. The principal defined benefit pension plan is the Bristol-Myers Squibb Retirement Income Plan and the principal defined contribution plan is the Bristol-Myers Squibb Savings and Investment Program.

Approximately 85% of total Company defined benefit pension plan assets and liabilities are held in U.S. plans. The assets for the U.S. plans are held in a single trust with a common asset allocation. Unless specified otherwise, the references in this section are to total Company plans (U.S. plans together with international plans).

Benefits under the Company's defined benefit pension plans are based primarily on years of credited service and on participants' compensation. Assets under the Company's defined benefit plans consist primarily of equity and fixed-income securities. At December 31, 2002, the fair market value of plan assets for the Company's defined benefit plans decreased to $3,267 million from $3,508 million at December 31, 2001. For the U.S. plans, assets were allocated 67% to equity securities (compared to 70% at the end of 2001), 26% to fixed income securities (compared to 23% at the end of 2001) and 7% to real estate and other investments (no change from the end of 2001). Bristol-Myers Squibb common stock represented less than 1% of assets for the U.S. plans at the end of 2002 and 2001.

The Company provides comprehensive medical and group life benefits for substantially all U.S. retirees who elect to participate in the Company's comprehensive medical and group life plans. The asset allocation for these postretirement plans is identical to the asset allocation described above for the U.S. defined benefit pension plans.

Accrual Accounting and Significant Assumptions

Consistent with the GAAP requirements set forth in SFAS No. 87, *Employers' Accounting for Pensions*, the Company accounts for pension benefits using the accrual method, recognizing pension expense before the payment of benefits to retirees. The accrual method of accounting for pension benefits necessarily requires actuarial assumptions concerning future events that will determine the amount and timing of the benefit payments.

The Company's key assumptions used in calculating its cost of pension benefits are the discount rate, the rate of compensation increase and the expected long-term rate of return on plan assets. The Company, in consultation with its actuaries, evaluates the key actuarial assumptions and other assumptions used in calculating its cost of pension benefits, such as retirement, turnover and mortality rates, based on expectations or actual experience, as appropriate, and determines such assumptions on December 31 of each year to calculate liability information as of that date and pension expense for the following year. Depending on the assumptions used, the pension expense could vary within a range of outcomes and have a material effect on reported earnings. In addition, the assumptions can materially affect accumulated benefit obligations and future cash funding. Actual results in any given year may differ from those estimated because of economic and other factors.

The assumed discount rate used by the Company for determining future pension obligations under the U.S. plans is based on indices of AA and AAA-rated corporate bonds. The indices of high quality corporate bonds selected reflect the weighted-average remaining period of benefit payments. The assumed rate of compensation increase used by the Company for determining future pension obligations reflects an estimate of the change in actual future compensation levels due to general price levels, productivity, seniority and other factors.

In 2002, net pension expense for the Company's defined benefit pension plans included in earnings before minority interest and income taxes was $45 million, compared to $77 million in 2001 (which included $25 million for a U.S. curtailment/settlement loss).

The U.S. plans pension expense for 2002 was determined using a 7.25% assumed discount rate and a 4.25% assumed rate of compensation increase. The accumulated benefit obligation at December 31, 2002 for the U.S. plans was determined using a 6.75% assumed discount rate. If the assumed discount rate used in determining the U.S. plans pension expense for 2002 had been reduced by 0.5%, such expense would have increased by approximately $14 million. If the assumed rate of compensation increase used in determining the U.S. plans pension expense for 2002 had been reduced by 0.25%, such expense would have decreased by approximately $5 million. If the assumed discount rate used in determining the accumulated benefit obligation at December 31, 2001 had been reduced by 0.5%, the accumulated benefit obligation would have increased by $217 million.

In determining the expected long-term rate of return on plan assets, the Company evaluates allocation of assets and the expected returns on various asset classes. The Company evaluates any short-term market volatility in the context of the long-term nature of pension commitments. The U.S. plans pension expense for 2002 was determined using a 10% expected long-term rate of return on plan assets. If the expected long-term rate of return on plan assets used in determining the U.S. plans pension expense for 2002 had been reduced by 1%, such expense would have increased by $35 million.

Actual rates of return earned on U.S. plan assets for each of the last ten years were as follows:

Year	Return	Year	Return
2002	**(13.4%)**	1997	22.2%
2001	(6.1%)	1996	17.0%
2000	3.5%	1995	23.0%
1999	18.2%	1994	0.0%
1998	13.3%	1993	13.5%

As discussed below, accounting principles provide that differences between expected and actual returns are recognized over the average future service of employees.

At December 31, 2001, the Company lowered its assumed discount rate from 7.75% to 7.25%, to reflect a decline in yields on high quality corporate bonds, and its assumed rate of compensation increase from 4.75% to 4.25%, to reflect expectations of lower inflation in the future and consistent with the reduction in the assumed discount rate. The reduction in the assumed discount rate increased the present value of future benefit obligations and, accordingly, had the effect of increasing U.S. plans pension expense for 2002. In contrast, a reduction in the assumed rate of compensation increase decreased the present value of benefit obligations and, accordingly, had the effect of decreasing U.S. plans pension expense for 2002.

At December 31, 2002, the Company further lowered its assumed discount rate for U.S. plans from 7.25% to 6.75% and its assumed rate of compensation increase for U.S. plans from 4.25% to 4%. In the aggregate, these revisions had the effect of increasing the present value of future benefit obligations and, accordingly, will have the effect of increasing pension expense for 2003. In addition, the Company revised, based on a change in its expectations of future terminations and retirements, its retirement and turnover assumptions. This revision had the effect of decreasing the present value of future benefit obligations and, accordingly, will have the effect of decreasing pension expense for 2003.

Over the course of the last several years, global equity markets have experienced negative returns. The negative equity market returns of 2001 and 2000 have been compounded by a further market decline in 2002 (S&P 500 declined by 22.1%). The Company evaluates market conditions in determining its expected long-term rate of return on plan assets. The Company reduced the expected rate of return on U.S. plans assets at December 31, 2002 from 10% to 9%. This reduction is expected to result in higher pension expense for 2003 of approximately $34 million.

The Company expects that the net pension expense for its defined benefit pension plans included in earnings before minority interest and income taxes will be approximately $120 million higher in 2003 than in 2002, reflecting, among other things, the decreases in the assumed discount rate and expected long-term rate of return outlined above and a decrease in the value of the assets in the Company's defined benefit pension plans.

The Company used the same assumed discount rates and expected long-term rates of return on plan assets in calculating its cost of postretirement benefits as it did in calculating its cost of pension benefits.

Delayed Recognition of Actuarial Gains and Losses

At December 31, 2002 and 2001, unrecognized net actuarial losses for the Company's defined benefit plans were $1,635 million and $645 million, respectively, based on the fair market value of plan assets. These unrecognized net actuarial losses reflect a decline in the fair market value of plan assets and a reduction of the weighted-average discount rate in 2002 and 2001.

SFAS No. 87 provides for delayed recognition of actuarial gains and losses, including amounts arising from changes in the estimated plan benefit obligations due to changes in the assumed discount rate, differences between the actual and expected returns on plan assets, and other assumption changes. SFAS No. 87 requires that unrecognized net actuarial gain or loss, determined based on the market-related value of plan assets (which differs from fair market value and is a calculated value that recognizes changes in fair value in a systematic and rational manner over not more than five years), be amortized in pension income or expense for the year to the extent that such unrecognized net actuarial loss or gain exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets at the beginning of the year. These net gains and losses are recognized as pension income or expense prospectively over a period that approximates the average remaining service period of active employees expected to receive benefits under the plans (approximately 10 years) to the extent that they are not offset by losses and gains in subsequent years.

At December 31, 2001, the unrecognized net actuarial loss, determined based on the market-related value of plan assets, was $180 million. This amount did not exceed 10% of the greater of the projected benefit obligation or the market-related value of plan assets at the beginning of the year and, accordingly, was not required to be amortized as pension expense for 2002. At December 31, 2002, the unrecognized net actuarial loss, determined based on the market-related value of plan assets, was $971 million. This amount exceeded 10% of the greater of the projected benefit obligation or the market related value of plan assets by $565 million. Unless offset by future unrecognized gains from higher discount rates or higher than expected returns on plan assets, amortization of this $565 million unrecognized loss is expected to increase pension expense for each of the following ten years by approximately $57 million per year, which amount is reflected in the expected increase in pension expense for 2003 of approximately $120 million compared to 2002.

In the event the fair market value of pension plan assets of a particular plan is less than the accumulated benefit obligation for such plan at year-end, GAAP may require an additional minimum liability and, in such circumstances, a reduction in stockholders' equity or an establishment of an intangible asset. At December 31, 2002, fair market value of the Company's defined benefit pension plan assets was $3,267 million, and the related accumulated benefit obligation was $3,500 million. At December 31, 2001, the fair market value of the Company's defined benefit pension plans assets was $3,508 million and the related accumulated benefit obligation was $3,300 million. The Company recognized an additional minimum liability of $138 million at December 31, 2002, which was offset by the creation of a $10 million intangible asset and a $128 million charge in other comprehensive income included in stockholders' equity. The Company also recognized an additional minimum liability of approximately $37 million and $17 million at December 31, 2001 and 2000, respectively.

Plan Funding

The Company's funding policy for defined benefit plans is to contribute amounts to provide for current service and to fund past service liability. The Company contributed to the defined benefit plans $547 million, $300 million and $267 million in 2002, 2001 and 2000, respectively. The recent decline in the global equity markets has resulted in a decrease in the value of the assets in the Company's pension plans. This decline is expected to adversely affect the Company's related accounting results in future periods through higher pension expense and increased cash funding requirements.

The Company's contribution to the defined contribution plans is based on employee contributions and the level of Company match. The Company contributed to the principal defined contribution plan $50 million, $54 million and $53 million in 2002, 2001 and 2000, respectively.

Critical Accounting Policies

The Company prepares its financial statements in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and contingent liabilities, at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company's critical accounting policies are those that are both most important to the Company's financial condition and results of operations and require the most difficult, subjective or complex judgments on the part of management in their application, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Because of the uncertainty of factors surrounding the estimates or judgments used in the preparation of the consolidated financial statements, actual results may vary from these estimates.

The Company believes that the following represent its critical accounting policies. For a summary of all of the Company's significant accounting policies, including the critical accounting policies discussed below, see Note 1, Accounting Policies, to the consolidated financial statements. Management and the Company's independent accountants have discussed the Company's critical accounting policies with the Audit Committee of the board of directors.

Revenue Recognition

The Company's accounting policy for revenue recognition has a substantial impact on its reported results and relies on certain estimates that require the most difficult, subjective and complex judgments on the part of management. The Company recognizes revenue for sales upon shipment of product to its customers, except in the case of certain transactions with its U.S. pharmaceuticals wholesalers which are accounted for using the consignment model. Under GAAP, revenue is recognized when substantially all the risks and rewards of ownership have transferred. In the case of sales made to wholesalers (1) as a result of incentives, (2) in excess of the wholesaler's ordinary course of business inventory level, (3) at a time when there was an understanding, agreement, course of dealing or consistent business practice that the Company would extend incentives based on levels of excess inventory in connection with future purchases and (4) at a time when such incentives would cover substantially all, and vary directly with, the wholesaler's cost of carrying inventory in excess of the wholesaler's ordinary course of business inventory level, substantially all the risks and rewards of ownership do not transfer upon shipment and, accordingly, such sales should be accounted for using the consignment model. The determination of when, if at all, sales to a wholesaler meet the foregoing criteria involves evaluation of a variety of factors and a number of complex judgments. Under the consignment model, the Company does not recognize revenue upon shipment of product. Rather, upon shipment of product the Company invoices the wholesaler, records deferred revenue at gross invoice sales price and classifies the inventory held by the wholesalers as consignment inventory at the Company's cost of such inventory. The Company recognizes revenue (net of discounts, rebates, sales allowances and accruals for returns, all of which involve significant estimates and judgments) when the consignment inventory is no longer subject to incentive arrangements but not later than when such inventory is sold through to the wholesalers' customers, on a first-in first-out (FIFO) basis.

The Company's estimates of inventory at the wholesalers and deferred revenue on consigned inventory are based on the projected prescription demand-based sales for such products, as well as the Company's analysis of third-party information, including information obtained from certain wholesalers with respect to their inventory levels and sell-through to customers and third-party market research data, and the Company's internal information. The Company's estimates are subject to inherent limitations of estimates that rely on third-party data, as certain third-party information was itself in the form of estimates, and reflect other limitations.

Acquired In-Process Research and Development

The fair value of in-process research and development acquired in a business combination (acquired IPR&D) is determined by independent appraisal and based on the present value of each research project's projected cash flows, utilizing an income approach consistent with the AICPA Practice Aid, *Assets Acquired in Business Combinations to be Used in Research and Development Activities: A Focus in Software, Electronic Devices and Pharmaceutical Industries*. Future cash flows are predominately based on the net income forecast of each project consistent with historical pricing, margins and expense levels of similar products. Revenues are estimated based on relevant market size and growth factors, expected industry trends, individual project life cycles and the life of each research project's underlying patent. In determining the fair value of each research project, expected revenues are first adjusted for technical risk of completion. The resulting cash flows are then discounted at a rate approximating the Company's weighted average cost of capital.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company periodically evaluates whether current facts or circumstances indicate that the carrying value of its depreciable long-lived assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. The Company reports an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

Goodwill is evaluated at least annually for impairment in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires that goodwill be tested for impairment using a two-step process. The first step is to identify a potential impairment, and the second step measures the amount of the impairment loss, if any. Goodwill is deemed to be impaired if the carrying amount of a reporting unit's goodwill exceeds its estimated fair value. SFAS No. 142 requires that indefinite-lived intangible assets be tested for impairment using a one-step process, which consists of a comparison of the fair value to the carrying value of the intangible asset. Intangible assets are deemed to be impaired if the net book value exceeds the estimated fair value.

The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management's judgment. Any changes in key assumptions about the Company's businesses and their prospects, or changes in market conditions, could result in an impairment charge.

Equity Investments

The Company reviews its equity investments for impairment based on its determination of whether the decline in market value of the investment below the Company's carrying value is other than temporary. In making this determination, the Company considers Accounting Principles Board Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock*, which sets forth factors to be evaluated in determining whether a loss in value should be recognized, including the Company's ability to hold its investment, the market price and market price fluctuations of the investment's publicly traded shares and inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment. The Company's investment in ImClone is subject to this accounting. See Note 2, Alliances and Investments, to the consolidated financial statements for a discussion of the Company's investment in ImClone.

Retirement Benefits

The Company's pension plans and postretirement benefit plans are accounted for using actuarial valuations required by SFAS No. 87, *Employers' Accounting for Pensions*, and SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*. The Company considers accounting for retirement plans critical because management is required to make significant subjective judgments about a number of actuarial assumptions, including discount rates, salary growth, long-term return on plan assets, retirement, turnover, health care cost trend rates and mortality rates. Depending on the assumptions and estimates used, the pension and postretirement benefit expense could vary within a range of outcomes and have a material effect on reported earnings. In addition, the assumptions can materially affect accumulated benefit obligations and future cash funding. For a detailed discussion of the Company's retirement benefits, see Retirement Benefits above, and Note 20, Retirement Plans, and Note 21, Postretirement Benefit Plans Other Than Pensions, to the consolidated financial statements.

Restructuring

To downsize and streamline operations and rationalize manufacturing facilities, the Company has periodically recorded restructuring charges. As a result, the Company has made estimates and judgments regarding its future plans, including future termination benefits and other exit costs to be incurred when the restructuring actions take place. Actual results could vary from these estimates resulting in an adjustment to earnings.

Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including product liability, environmental liability and tax matters. In accordance with SFAS No. 5, *Accounting for Contingencies*, the Company records accruals for such contingencies when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. For a discussion of contingencies, reference is made to Note 8, Income Taxes, and Note 22, Litigation Matters, to the consolidated financial statements.

Income Taxes

As of December 31, 2002, taxes were not provided on approximately $9.0 billion of undistributed earnings of foreign subsidiaries, as the Company has invested or expects to invest the undistributed earnings indefinitely. If in the future these earnings are repatriated to the United States, or if the Company determines such earnings will be remitted in the foreseeable future, additional tax provisions would be required. Due to complexities in the tax laws and the assumptions that would have to be made, it is not practicable to estimate the amounts of income taxes that would have to be provided.

The Company evaluates the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that it will realize its deferred tax assets in the future. The assessment of whether or not a valuation allowance is required often requires significant judgment including the forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowance are made to earnings in the period when such assessment is made.

In addition, the Company has operations in tax jurisdictions located in most areas of the world and is subject to audit in these jurisdictions. Tax audits by their nature are often complex and can require several years to resolve. Accruals for tax contingencies require management to make estimates and judgments with respect to the ultimate outcome of a tax audit. Actual results could vary from these estimates.

Outlook for 2003

The Company currently expects 2003 sales growth to more closely reflect underlying prescription trends. Sales growth is expected to benefit from the absence of significant inventory workdown at wholesalers not on the consignment model.

Expected 2003 sales growth drivers are several key products, including Plavix, Avapro, *Pravachol*, *Paraplatin*, Abilify and the expected introduction of atazanavir, subject to FDA approval, as well as growth in the OTN business. The Company also expects significant sales growth for *Sustiva* and *Cardiolite*, products obtained through the October 2001 acquisition of DuPont Pharmaceuticals. Partially offsetting the growth drivers are the expected loss of exclusivity in 2003 for several products, including *Monopril*, *Serzone* and Glucophage XR in the U.S. and *TAXOL*® in Europe.

Gross margins for 2003 are expected to be consistent with gross margins for 2002, as the adverse impact of generic competition and changes in product mix are expected to be offset by the growth of new products and continued growth of current key products.

The Company plans to increase product advertising and promotion in 2003 by approximately the mid-to-high teens on a percentage basis, focusing on support for Abilify, Avapro, Plavix and *Pravachol*. Research and development expenses are expected to be comparable to 2002, with continued rebalancing of drug discovery and development to provide additional support for the late-stage development pipeline. Selling, general and administrative expenses are expected to increase in the single digits on a percentage basis. Underlying drivers of operating expense growth in 2003 include expected higher pension cost, which is estimated to negatively impact earnings before minority interest and income taxes by approximately $120 million, and, to a lesser extent, the expected increase in sales force expense due to full-year Abilify sales force support and fewer open sales force positions compared to 2002. Minority interest expense is expected to increase, due to higher sales of products in the worldwide alliance with Sanofi.

The Company projects fully diluted earnings per share in 2003 will be $1.60 to $1.65, excluding the impact from any in-process research and development that may arise from any external development agreements and other noncomparable items.

The Company expects the consignment model will no longer be applied to sales to any U.S. pharmaceuticals wholesalers at or before the end of 2003, except as to sales under the distribution agreement related to OTN. Thereafter, the Company expects buying patterns and fluctuations in inventory levels of wholesalers will have an effect on the Company's financial results and the comparability to prior periods.

Actual results may differ materially from the estimates and expectations described above. Some of the factors that could affect these estimates and expectations are described below under Cautionary Factors That May Affect Future Results.

Cautionary Factors That May Affect Future Results

This annual report and other written and oral statements the Company makes from time to time contain certain "forward-looking" statements within the meaning of the Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the fact they use words such as "should", "expect", "anticipate", "estimate", "may", "will", "project", "guidance", "intend", "plan", "believe" and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes to differ materially from current expectations. These statements are likely to relate to, among other things, the Company's goals, plans and projections regarding the Company's financial position, results of operations, market position, product development, product approvals, sales efforts, expenses, performance or results of current and anticipated products and the outcome of contingencies such as legal proceedings, and financial results which are based on current expectations that involve inherent risks and uncertainties, including factors that could delay, divert or change any of them in the next several years.

Although it is not possible to predict or identify all factors, they may include the following:

- New government laws and regulations, such as (i) health care reform initiatives in the United States at the state and federal level and in other countries; (ii) changes in the FDA and foreign regulatory approval processes that may cause delays in approving, or preventing the approval of, new products; (iii) tax changes such as the phasing out of tax benefits heretofore available in the United States and certain foreign countries; and (iv) new laws, regulations and judicial decisions affecting pricing or marketing.
- Competitive factors, such as (i) new products developed by competitors that have lower prices or superior performance features or that are otherwise competitive with the Company's current products; (ii) generic competition as its products mature and patents expire on products; (iii) technological advances and patents attained by competitors; (iv) problems with licensors, suppliers and distributors; and (v) business combinations among the Company's competitors or major customers.
- Difficulties and delays inherent in product development, manufacturing and sale, such as (i) products that may appear promising in development may fail to reach market for numerous reasons, including efficacy or safety concerns, the inability to obtain necessary regulatory approvals and the difficulty or excessive cost to manufacture; (ii) seizure or recall of products; (iii) the failure to obtain, the imposition of limitations on the use of, or loss of patent and other intellectual property rights; (iv) failure to comply with Current Good Manufacturing Practices and other application regulations and quality assurance guidelines that could lead to temporary manufacturing shutdowns, product shortages and delays in product manufacturing; and (v) other manufacturing or distribution problems.
- Legal difficulties, any of which can preclude or delay commercialization of products or adversely affect profitability, including (i) intellectual property disputes; (ii) adverse decisions in litigation, including product liability and commercial cases; (iii) the inability to obtain adequate insurance with respect to this type of liability; (iv) recalls of pharmaceutical products or forced closings of manufacturing plants; (v) government investigations; (vi) claims asserting violations of securities, antitrust and other laws; (vii) environmental matters; and (viii) tax liabilities.
- Increasing pricing pressures worldwide, including rules and practices of managed care groups and institutional and governmental purchasers, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and health care reform, pharmaceutical reimbursement and pricing in general.
- Fluctuations in buying patterns of major distributors, retail chains and other trade buyers which may result from seasonality, pricing, wholesaler buying decisions or other factors (including the effect of incentives offered), the Company's wholesaler inventory management policies (including the workdown of wholesaler inventory levels) or other factors.
- Greater than expected costs and other difficulties including unanticipated effects and difficulties of acquisitions, dispositions and other events, including obtaining regulatory approvals occurring in connection with evolving business strategies; legal defense costs, insurance expense, settlement costs and the risk of an adverse decision related to litigation.
- Changes to advertising and promotional spending and other categories of spending that may affect sales.
- Changes in the Company's structure resulting from acquisitions, divestitures, mergers, restructurings or other strategic initiatives.
- Economic factors over which the Company has no control such as changes of business and economic conditions including, but not limited to, changes in interest rates and fluctuation of foreign currency exchange rates.
- Changes in business, political and economic conditions due to the recent terrorist attacks in the U.S., the threat of future terrorist activity in the U.S. and other parts of the world and related U.S. military action overseas.
- Changes in accounting standards promulgated by the Financial Accounting Standards Board, the Securities and Exchange Commission or the American Institute of Certified Public Accountants, which may require adjustments to financial statements.

Although the Company believes it has been prudent in its plans and assumptions, no assurance can be given that any goal or plan set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. The Company undertakes no obligation to release publicly any revisions to forward-looking statements as a result of new information, future events or otherwise.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk due to changes in currency exchange rates and interest rates. To reduce that risk, the Company enters into certain derivative financial instruments, when available on a cost-effective basis, to hedge its underlying economic exposure. These instruments also are managed on a consolidated basis to efficiently net exposures and thus take advantage of any natural offsets. Derivative financial instruments are not used for trading purposes. Gains and losses on hedging transactions are offset by gains and losses on the underlying exposures being hedged.

Foreign exchange option contracts and forward contracts are used to hedge anticipated transactions. The Company's primary foreign currency exposures in relation to the U.S. dollar are the euro, Canadian dollar, Japanese yen and Mexican peso.

The table below summarizes the Company's outstanding foreign exchange contracts as of December 31, 2002. The fair value of foreign exchange option contracts is estimated by using the Black-Scholes model and is based on year-end currency rates. The fair value of option contracts and forward contracts should be viewed in relation to the fair value of the underlying hedged transactions and the overall reduction in exposure to adverse fluctuations in foreign currency exchange rates.

Dollars in Millions, Except currency rates	Weighted Average Strike Price	Notional Amount	Fair Value	Maturity
Foreign Exchange Forwards:				
Euro	$1.00	$ 915	$23	2003
Swedish Krona	9.13	51	(2)	2003
Swiss Franc	1.44	39	1	2003
South African Rand	9.67	13	1	2003
British Pound	1.44	3	—	2003
Total Forwards		$1,021	$23	
Foreign Exchange Options:				
Euro	$ .99	$ 573	$13	2003
Canadian Dollar	1.55	113	3	2003
Australian Dollar	.55	68	2	2003
Total Options		$754	$18	
Total Contracts		$1,775	$41	

At December 31, 2001, the Company held option contracts with an aggregate notional amount and fair value of $485 million and $24 million, respectively. These contracts primarily related to the right to buy Japanese yen, and the right to sell Canadian and Australian dollars. The Company also held foreign exchange forward contracts with an aggregate notional amount of $902 million and fair value of $(1) million. These contracts primarily related to exposures in the euro, Mexican peso, Japanese yen and British pound.

The Company uses derivative instruments as part of its interest rate risk management policy. The derivative instruments used include interest rate swaps, which are subject to fair-value hedge accounting treatment. During 2002, the Company executed with five financial institutions several fixed to floating interest rate swaps to convert $3.0 billion of the Company's fixed rate debt to be paid in 2006 and 2011 to variable rate debt. For the year ended December 31, 2002, the Company recognized a reduction of interest expense of $23 million that reflects the benefit of the lower floating rate obtained in the swap agreement. SFAS No. 133 requires the revaluation, at fair value, of the swap contracts as well as the underlying debt being hedged. As such, the swap contracts and the underlying debt have been revalued resulting in an increase in the current assets and long-term debt of $133 million. Swap contracts are generally held to maturity and are not used for trading or speculative purposes. The following table summarizes the interest rate swaps executed in 2002:

Dollars in Millions	Notional Amount of Underlying Debt	Variable Rate Received	Maturity	Fair Value
Interest Rate Contracts				
Swaps associated with 4.75% Notes due 2006	$1,500	1 month US $ LIBOR + .54%	2006	$ 83
Swaps associated with 5.75% Notes due 2011	1,500	1 month US $ LIBOR + 1.31%	2011	50
	$3,000			$133

The Company also has outstanding several interest rate and foreign currency swaps related to Japanese yen notes due through 2005. The aggregate fair value of these instruments as of December 31, 2002 and 2001 was $1 million and $(3) million, respectively.

The Company had $6,261 million and $6,237 million of long-term debt outstanding at December 31, 2002 and 2001, respectively. See Note 15, Short-Term Borrowings and Long-Term Debt, and Note 17, Financial Instruments, to the consolidated financial statements for additional information.

The Company maintains cash and cash equivalents, time deposits and marketable securities with various financial institutions, in order to limit exposure to any one financial institution. These financial institutions are located primarily in the U.S. and Europe.

Quarterly Financial Data (Unaudited)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
Dollars in Millions, Except Per Share Data	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Net Sales	**$4,661**	$4,589	**$4,127**	$4,286	**$4,537**	$4,500	**$4,794**	$4,612
Gross Margin	**3,159**	3,326	**2,661**	3,020	**2,883**	3,183	**3,028**	3,005
Earnings (loss) from Continuing Operations(1)	**842**	1,217	**479**	954	**339**	1,173	**374**	(1,301)
Discontinued Operations, net(2)	**14**	93	**—**	99	**18**	14	**—**	2,585
Net Earnings	**$ 856**	$1,310	**$ 479**	$1,053	**$ 357**	$1,187	**$ 374**	$1,284
Earnings per Common Share:								
Basic								
Earnings from Continuing Operations(1)	**$ .43**	$ .62	**$ .25**	$ .49	**$ .18**	$ .60	**$ .19**	$ (.67)
Discontinued Operations, net(2)	**.01**	.05	**—**	.05	**.01**	.01	**—**	1.33
Net Earnings	**$ .44**	$ .67	**$ .25**	$ .54	**$ .19**	$ .61	**$ .19**	$ .66
Diluted (3)								
Earnings from Continuing Operations(1)	**$ .43**	$ .61	**$ .25**	$ .49	**$ .17**	$ .60	**$ .19**	$ (.67)
Discontinued Operations, net(2)	**.01**	.05	**—**	.05	**.01**	.01	**—**	1.33
Net Earnings	**$ .44**	$ .66	**$ .25**	$ .54	**$ .18**	$ .61	**$ .19**	$ .66
Dividends declared per Common Share	**$ .280**	$ .275	**$ .280**	$ .275	**$ .280**	$ .275	**$ .280**	$ .280
Common Share Prices								
High	**$51.30**	$71.50	**$40.40**	$59.85	**$26.17**	59.73	**$27.84**	$59.70
Low	**39.50**	54.75	**25.14**	52.10	**20.55**	50.50	**21.05**	49.00
Preferred Share Prices								
High	*	*	*	*	*	*	**$460**	*
Low	*	*	*	*	*	*	**460**	*

* During each of the quarters of 2001 and the first, second and third quarters of 2002, there were no trades of the Company's preferred stock. The preferred stock pays a quarterly dividend of $.50 per share.

Note: Earnings per share for the quarters may not add to the amounts for the year, as each period is computed on a discrete basis.

(1) 2002 includes a gain from the sale of product lines of $30 million in the first quarter. The first, third and fourth quarters include write-offs for acquired in-process research and development of $160 million, $7 million and $2 million, respectively. The second and fourth quarters include provisions for restructuring and other items of $4 million and $93 million, respectively. The first and third quarters include reversals of prior period restructuring and other items of $1 million and $28 million, respectively. Litigation settlement charges of $90 million and $569 million were included in the first and third quarters, respectively. Also, the third quarter includes a $379 million asset impairment charge for ImClone. In 2001, the first, second, third and fourth quarters include gain on sales of businesses/product lines of $32 million, $67 million, $287 million and $89 million, respectively. The first, third and fourth quarters include write-offs for acquired in-process research and development of $3 million, $23 million and $2,746 million, respectively. The second quarter includes a reversal of prior period restructuring and other liabilities of $9 million. The third and fourth quarters include provisions for restructuring and other items of $177 million and $470 million, respectively. The third and fourth quarters include litigation settlement charges of $42 million and $35 million, respectively.

(2) In 2002, the first quarter discontinued operations results included a purchase price adjustment related to the Clairol transaction of $24 million. The third quarter discontinued operations results included a litigation provision of $10 million and a gain adjustment relating to the Clairol transaction of $41 million. In 2001, the fourth quarter discontinued operations results included a gain on the sale of a business related to the Clairol transaction of $4.3 billion.

(3) Common equivalent shares excluded from the computation of diluted earnings per share because the effect would be antidilutive were as follows (in millions):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002	**81**	**119**	**124**	**121**
2001	43	45	44	130

Consolidated Statement of Earnings

Dollars in Millions, Except Per Share Data	2002	2001	2000
	Year Ended December 31,		
Earnings			
Net Sales	**$18,119**	$17,987	$17,538
Cost of products sold	**6,388**	5,453	4,730
Marketing, selling and administrative	**3,923**	3,894	3,852
Advertising and product promotion	**1,295**	1,299	1,526
Research and development	**2,218**	2,183	1,878
Acquired in-process research and development	**169**	2,772	38
Provision for restructuring and other items	**14**	506	443
Litigation settlement charge	**659**	77	—
Gain on sales of businesses/product lines	**(30)**	(475)	(216)
Asset impairment charge for ImClone	**379**	—	—
Interest expense	**410**	182	108
Other expense/(income), net	**47**	(122)	(68)
	15,472	15,769	12,291
Earnings from Continuing Operations Before Minority Interest and Income Taxes	**2,647**	2,218	5,247
Provision for income taxes	**435**	73	1,320
Minority interest, net of taxes (1)	**178**	102	97
Earnings from Continuing Operations	**2,034**	2,043	3,830
Discontinued Operations			
Net (loss)/earnings	**(6)**	226	375
Net gain on disposal	**38**	2,565	266
	32	2,791	641
Net Earnings	**$2,066**	$4,834	$4,471
Earnings per Common Share			
Basic			
Earnings from Continuing Operations	**$1.05**	$1.05	$1.95
Discontinued Operations			
Net earnings	**—**	.12	.19
Net gain on disposal	**.02**	1.32	.14
	.02	1.44	.33
Net Earnings	**$1.07**	$2.49	$2.28
Diluted			
Earnings from Continuing Operations	**$1.05**	$1.04	$1.92
Discontinued Operations			
Net earnings	**—**	.11	.19
Net gain on disposal	**.02**	1.31	.13
	.02	1.42	.32
Net Earnings	**$1.07**	$2.46	$2.24
Average Common Shares Outstanding			
Basic	**1,936**	1,940	1,965
Diluted	**1,942**	1,965	1,997
Dividends declared per common share	**$1.12**	$1.11	$1.01

(1) Includes minority interest expense and net income (loss) from unconsolidated affiliates.

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Comprehensive Income and Retained Earnings

Dollars in Millions	**2002**	2001	2000
Comprehensive Income			
Net Earnings	**$2,066**	$4,834	$4,471
Other Comprehensive Income (Loss):			
Foreign currency translation, net of tax benefit of $45 in 2002 and $25 in 2001; and taxes of $5 in 2000	**125**	48	(287)
Deferred gains (losses) on derivatives qualifying as hedges, net of taxes of $3 in 2002 and tax benefit of $37 in 2001	**18**	(62)	—
Minimum pension liability adjustment	**(128)**	—	—
Total Other Comprehensive Income (Loss)	**15**	(14)	(287)
Comprehensive Income	**$2,081**	$4,820	$4,184

Dollars in Millions	**2002**	2001	2000
Retained Earnings			
Retained Earnings, January 1	**$18,958**	$16,422	$13,932
Net earnings	**2,066**	4,834	4,471
	21,024	21,256	18,403
Cash dividends declared	**(2,168)**	(2,142)	(1,981)
Zimmer common stock dividend	**4**	(156)	—
Retained Earnings, December 31	**$18,860**	$18,958	$16,422

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheet

Dollars in Millions	December 31, 2002	2001
Assets		
Current Assets:		
Cash and cash equivalents	**$ 3,978**	$ 5,500
Time deposits and marketable securities	**11**	154
Receivables, net of allowances of $129 and $122	**2,968**	3,992
Inventories, including consignment inventory	**1,573**	1,699
Prepaid expenses	**1,445**	1,904
Total Current Assets	**9,975**	13,249
Property, plant and equipment, net	**5,321**	4,887
Goodwill	**4,864**	5,119
Intangible assets, net	**1,904**	2,084
Other assets	**2,810**	2,473
Total Assets	**$24,874**	$27,812
Liabilities		
Current Liabilities:		
Short-term borrowings	**$ 1,379**	$ 174
Deferred revenue on consigned inventory	**470**	2,026
Accounts payable	**1,553**	1,478
Dividends payable	**542**	542
Accrued litigation settlements	**600**	35
Accrued expenses	**2,374**	3,141
Accrued rebates and returns	**819**	888
U.S. and foreign income taxes payable	**483**	2,825
Total Current Liabilities	**8,220**	11,109
Other liabilities	**1,426**	1,391
Long-term debt	**6,261**	6,237
Total Liabilities	**15,907**	18,737
Commitments and contingencies		
Stockholders' Equity		
Preferred stock, $2 convertible series: Authorized 10 million shares; issued and outstanding 8,308 in 2002 and 8,914 in 2001, liquidation value of $50 per share	**—**	—
Common stock, par value of $.10 per share: Authorized 4.5 billion shares; 2,200,823,544 issued in 2002 and 2,200,010,476 in 2001	**220**	220
Capital in excess of par value of stock	**2,491**	2,403
Other accumulated comprehensive loss	**(1,102)**	(1,117)
Retained earnings	**18,860**	18,958
	20,469	20,464
Less cost of treasury stock — 263,994,580 common shares in 2002 and 264,389,570 in 2001	**11,502**	11,389
Total Stockholders' Equity	**8,967**	9,075
Total Liabilities and Stockholders' Equity	**$24,874**	$27,812

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows

Dollars in Millions	2002	2001	2000
	Year Ended December 31,		
Cash Flows from Operating Activities:			
Net earnings	**$2,066**	$ 4,834	$4,471
Depreciation	**427**	481	461
Amortization	**308**	247	224
Acquired in-process research and development	**169**	2,772	38
Litigation settlement charge	**669**	77	—
Asset impairment charge for ImClone	**379**	—	—
Provision for restructuring and other items	**68**	638	517
Gain on sales of businesses/product lines (including discontinued operations)	**(95)**	(4,750)	(660)
Other operating items	**116**	20	10
Receivables	**904**	(381)	(507)
Inventories	**206**	(120)	30
Deferred revenue on consigned inventory	**(1,556)**	1,118	491
Accounts payable and accrued expenses	**(311)**	(131)	317
Income taxes	**(2,110)**	618	(157)
Product liability	**4**	(176)	(173)
Insurance recoverable	**193**	174	100
Pension contribution	**(547)**	(300)	(267)
Other assets and liabilities	**67**	281	(243)
Net Cash Provided by Operating Activities	**957**	5,402	4,652
Cash Flows from Investing Activities:			
Proceeds from sales of time deposits and marketable securities	**383**	1,412	45
Purchases of time deposits and marketable securities	**(241)**	(1,375)	(10)
Additions to property, plant and equipment	**(997)**	(1,023)	(589)
Proceeds from sales of businesses/product lines	**115**	537	848
Proceeds from sale of Clairol	**45**	4,965	—
Purchase of DuPont	**29**	(7,774)	—
DuPont acquisition costs and liabilities	**(348)**	(148)	—
Investment in ImClone	**(140)**	(1,207)	—
Other business acquisitions (including purchase of trademarks/patents)	**(116)**	(133)	(196)
Other, net	**(109)**	(118)	(82)
Net Cash (Used in) Provided by Investing Activities	**(1,379)**	(4,864)	16
Cash Flows from Financing Activities:			
Short-term borrowings	**1,080**	392	(247)
Long-term debt borrowings	**6**	4,854	17
Long-term debt repayments	**(9)**	(3)	(11)
Issuances of common stock under stock plans	**138**	251	352
Purchases of treasury stock	**(164)**	(1,589)	(2,338)
Dividends paid	**(2,168)**	(2,137)	(1,930)
Net Cash (Used in) Provided by Financing Activities	**(1,117)**	1,768	(4,157)
Effect of Exchange Rates on Cash	**17**	12	(49)
(Decrease) Increase in Cash and Cash Equivalents	**(1,522)**	2,318	462
Cash and Cash Equivalents at Beginning of Year	**5,500**	3,182	2,720
Cash and Cash Equivalents at End of Year	**$3,978**	$ 5,500	$3,182

The accompanying notes are an integral part of these financial statements.

Note 1 ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of Bristol-Myers Squibb Company and all of its controlled majority owned subsidiaries. All intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant assumptions are employed in estimates used in determining values of intangible assets, restructuring charges and accruals, sales rebate and return accruals, legal contingencies and tax assets and tax liabilities, as well as in estimates used in applying the revenue recognition policy and accounting for retirement and postretirement benefits (including the actuarial assumptions). Actual results could differ from estimated results.

Revenue Recognition

The Company recognizes revenue for sales upon shipment of product to its customers, except in the case of certain transactions with its U.S. pharmaceuticals wholesalers which are accounted for using the consignment model. Under GAAP, revenue is recognized when substantially all the risks and rewards of ownership have transferred. In the case of sales made to wholesalers (1) as a result of incentives, (2) in excess of the wholesaler's ordinary course of business inventory level, (3) at a time when there was an understanding, agreement, course of dealing or consistent business practice that the Company would extend incentives based on levels of excess inventory in connection with future purchases and (4) at a time when such incentives would cover substantially all, and vary directly with, the wholesaler's cost of carrying inventory in excess of the wholesaler's ordinary course of business inventory level, substantially all the risks and rewards of ownership do not transfer upon shipment and, accordingly, such sales should be accounted for using the consignment model. The determination of when, if at all, sales to a wholesaler meet the foregoing criteria involves evaluation of a variety of factors and a number of complex judgments. Under the consignment model, the Company does not recognize revenue upon shipment of product. Rather, upon shipment of product the Company invoices the wholesaler, records deferred revenue at gross invoice sales price and classifies the inventory held by the wholesalers as consignment inventory at the Company's cost of such inventory. The Company recognizes revenue when the consignment inventory is no longer subject to incentive arrangements but not later than when such inventory is sold through to the wholesalers' customers, on a first-in first-out (FIFO) basis.

The Company's estimates of inventory at the wholesalers and deferred revenue on consigned inventory are based on the projected prescription demand-based sales for such products, as well as the Company's analysis of third-party information, including information obtained from certain wholesalers with respect to their inventory levels and sell-through to customers and third-party market research data, and the Company's internal information. The Company's estimates are subject to inherent limitations of estimates that rely on third-party data, as certain third-party information was itself in the form of estimates, and reflect other limitations.

Revenues are reduced at the time of sale to reflect expected returns that are estimated based on historical experience. Additionally, provision is made at the time of sale for all discounts, rebates and estimated sales allowances based on historical experience updated for changes in facts and circumstances, as appropriate. Such provision is recorded as a reduction of revenue.

The Company adopted Emerging Issues Task Force (EITF) 01-9 as of January 1, 2002, and now presents the cost of certain vendor considerations (e.g., cooperative advertising payments, shelving allowances and manufacturers' coupons) as reductions of revenue instead of advertising and promotion expenses. Financial information for all prior periods presented has been reclassified to comply with the income statement classification requirements of the new guidance. In 2002, $104 million of promotional expenses was recorded as a reduction of net sales. Certain promotional expenses were reclassified primarily from advertising and promotion expenses to a reduction in net sales in 2001 and 2000, in the amount of $152 million and $157 million, respectively.

Sales Rebate and Return Accruals

Medicaid and managed health care sales rebate and return accruals are established in the same period the related revenue is recognized resulting in a reduction to sales and the establishment of a liability which is included in accrued liabilities. An accrual is recorded based on an estimate of the proportion of recorded revenue that will result in a rebate or return. Prime vendor charge-backs, established in a similar manner, are recorded as a reduction to accounts receivable ($126 million and $159 million at December 31, 2002 and 2001, respectively).

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of the Company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The Company does not record a provision for income taxes on undistributed earnings of foreign subsidiaries, which it does not expect to repatriate in the foreseeable future.

Cash and Cash Equivalents

Cash and cash equivalents primarily include securities with maturities of three months or less at the time of purchase, recorded at cost, which approximates market value.

Time Deposits and Marketable Securities

Time deposits and marketable securities are available for sale and are recorded at fair value, which approximates cost.

Inventory Valuation

Inventories are generally stated at average cost, not in excess of market.

Capital Assets and Depreciation

Expenditures for additions, renewals and improvements are capitalized at cost. Depreciation is generally computed on a straight-line method based on the estimated useful lives of the related assets. The estimated useful lives of the major classes of depreciable assets are 50 years for buildings and 3 to 40 years for machinery, equipment and fixtures. The Company periodically evaluates whether current events or circumstances indicate that the carrying value of its depreciable assets may not be recoverable.

Impairment of Long-Lived Assets

Effective January 1, 2002, the Company adopted the provisions of SFAS No. 144, *Accounting for the Impairment of Long-Lived Assets*. The adoption of SFAS No. 144 did not have a material effect on the consolidated financial statements of the Company. SFAS No. 144 establishes the accounting for impairment of long-lived tangible and intangible assets other than goodwill and for the disposal of a segment of a business. Pursuant to SFAS No. 144, the Company periodically evaluates whether current facts or circumstances indicate that the carrying value of its depreciable assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. The Company reports an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

Capitalized Software

Certain costs to obtain internal use software for significant systems projects are capitalized and amortized over the estimated useful life of the software, which ranges from four to ten years. Costs to obtain software for projects that are not significant are expensed as incurred. Capitalized software, net of accumulated amortization, as of December 31, 2002 and 2001 was $370 million and $333 million, respectively.

Acquisitions

The Company adopted SFAS No. 141, *Business Combinations*, in 2001. SFAS No. 141 requires that companies use the purchase method of accounting for all business combinations initiated after June 30, 2001.

Investments

The Company consolidates all majority (more than 50%) owned subsidiaries where it has the ability to exercise control. The Company accounts for 50% or less owned companies over which it has the ability to exercise significant influence using the equity method of accounting. The Company's share of net income or losses of equity investments is included in minority interest in the consolidated statement of earnings. The Company periodically reviews these equity investments for impairment and adjusts these investments to their fair value when a decline in market value is deemed to be other than temporary. During 2002, the Company recorded an asset impairment charge of $379 million for an other than temporary decline in the market value of ImClone Systems Incorporated (ImClone).

Long-term investments in securities, which comprises marketable equity securities and other securities and investments for which market values are not readily available, are included in other assets. Marketable equity securities are classified as available-for-sale and reported at fair value. Fair value is based on quoted market prices as of the end of the reporting period. Other securities and investments for which market values are not readily available are carried at cost. Unrealized gains and losses are reported, net of their related tax effects, as a component of accumulated other comprehensive income (loss) in stockholders' equity until sold. At the time of sale, any gains or losses calculated by the specific identification method are recognized in other (income)/expense. Losses are also recognized in income when a decline in market value is deemed to be other than temporary.

Goodwill

The Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, on January 1, 2002, with certain provisions adopted as of July 1, 2001 with respect to amortization of goodwill arising from acquisitions made after June 30, 2001. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside a business combination and the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition. Under the new rules, goodwill is no longer amortized but is subject to annual impairment tests. In connection with this accounting change, the goodwill resulting from the Company's acquisition of the DuPont pharmaceuticals business and investment in ImClone is not amortized.

The goodwill arising from business acquisitions prior to July 1, 2001 was amortized on a straight-line basis over periods ranging from 15 to 40 years. This goodwill is not amortized effective January 1, 2002. In each of 2001 and 2000, goodwill amortization expense was $75 million.

In accordance with SFAS No. 142, goodwill is tested for impairment upon adoption of the new standard and annually thereafter. SFAS No. 142 requires that goodwill be tested for impairment using a two-step process. The first step is to identify a potential impairment and the second step measures the amount of the impairment loss, if any. Goodwill is deemed to be impaired if the carrying amount of a reporting unit's goodwill exceeds its estimated fair value. The Company has completed its goodwill impairment assessment which indicated no impairment of goodwill.

Intangible Assets

Intangible assets, consisting of patents, technology and licenses, are amortized on a straight-line basis over periods ranging from 3 to 17 years, representing the remaining life of the assets. SFAS No. 142 requires that indefinite-lived intangible assets be tested for impairment using a one-step process which consists of a comparison of the fair value to the carrying value of the intangible asset. Intangible assets are deemed to be impaired if the net book value exceeds the estimated fair value. All other intangible assets are evaluated for impairment in accordance with SFAS No. 144 as described above.

Product Liability

Accruals for product liability are recorded, on an undiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on existing information. These accruals are adjusted periodically as assessment efforts progress or as additional information becomes available. Receivables for related insurance or other third-party recoveries for product liabilities are recorded, on an undiscounted basis, when it is probable that a recovery will be realized. Insurance recoverable recorded on the balance sheet has, in general, payment terms of two years or less. Amounts of receivables recognized, not in excess of related liabilities, as of December 31, 2002 and 2001 were $1 million and $158 million, respectively.

Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, product liability, environmental liability and tax matters. In accordance with SFAS No. 5, *Accounting for Contingencies*, the Company records accruals for such contingencies when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. For a discussion of contingencies, reference is made to Note 8, Income Taxes, and Note 22, Litigation Matters, to these consolidated financial statements.

Derivative Financial Instruments

Derivative financial instruments are used by the Company principally in the management of its interest rate and foreign currency exposures. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company records all derivative instruments on the balance sheet at fair value. Changes in a derivative's fair value are recognized in earnings unless specific hedge criteria are met. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized as a charge or credit to earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (loss) and are recognized in the consolidated statement of earnings when the hedged item affects earnings and the cash flows are classified consistent with the underlying hedged item. For purchased foreign currency options the entire change in fair value is included in the measurement of hedge effectiveness for cash flow hedges. Ineffective portions of changes in the fair value of cash flow hedges are recognized as a charge or credit to earnings.

The Company designates and assigns derivatives as hedges of forecasted transactions, specific assets or specific liabilities. When hedged assets or liabilities are sold or extinguished or the forecasted transactions being hedged are no longer expected to occur, the Company recognizes the gain or loss on the designated hedging financial instruments.

Shipping and Handling Costs
The Company typically does not charge customers for shipping and handling costs. Shipping and handling costs are included in marketing, selling and administrative expenses and for 2002, 2001 and 2000 were $248 million, $258 million and $262 million, respectively.

Advertising Costs
Advertising costs are expensed as incurred. Advertising expense was $393 million, $401 million and $483 million in 2002, 2001 and 2000, respectively.

Acquired In-Process Research and Development
The fair value of in-process research and development acquired in a business combination is determined by independent appraisal and based on the present value of each research project's projected cash flows, utilizing an income approach consistent with the AICPA Practice Aid, *Assets Acquired in Business Combinations to be Used in Research and Development Activities: A Focus in Software, Electronic Devices and Pharmaceutical Industries*. Future cash flows are predominately based on the net income forecast of each project consistent with historical pricing, margins and expense levels of similar products. Revenues are estimated based on relevant market size and growth factors, expected industry trends, individual project life cycles and the life of each research project's underlying patent. In determining the fair value of each research project, expected revenues are first adjusted for technical risk of completion. The resulting cash flows are then discounted at a rate approximating the Company's weighted average cost of capital, 13% in 2001. Other acquired in-process research and development is expensed as incurred when the underlying product has not received regulatory approval and does not have any future alternative use. In addition, costs that are nonrefundable, related to the acquisition or licensing of products that have not yet received regulatory approval to be marketed and that have no alternative future use are charged to earnings as incurred.

Earnings Per Share
Basic earnings per common share are computed using the weighted-average number of shares outstanding during the year. Diluted earnings per common share are computed using the weighted-average number of shares outstanding during the year plus the incremental shares outstanding assuming the exercise of dilutive stock options.

Stock Compensation Plans
The Company applies Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for its stock-based compensation plans. The Company does not recognize compensation expense for stock options granted under the plans as the exercise price of the option on the date of grant is equal to the fair market value as of that date. For grants of restricted stock, the Company recognizes compensation expense on a straight-line basis over the period that the restrictions expire.

The following table summarizes the Company's results on a pro forma basis as if it had recorded compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, *Accounting for Stock-Based Compensation*, for 2002, 2001 and 2000:

Dollars in Millions, Except Per Share Data	**2002**	2001	2000
Net Earnings:			
As reported	**$2,066**	$4,834	$4,471
Pro forma	**1,819**	4,588	4,253
Basic earnings per share:			
As reported	**$ 1.07**	$ 2.49	$ 2.28
Pro forma	**.94**	2.36	2.17
Diluted earnings per share:			
As reported	**$ 1.07**	$ 2.46	$ 2.24
Pro forma	**.94**	2.33	2.13

See Note 16, Stockholders' Equity, to the consolidated financial statements for additional information.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*. SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements for the year ended December 31, 2002. SFAS No. 148 did not have a material impact on the Company's consolidated financial statements, as the adoption of this standard does not require the Company to change, and the Company does not plan to change, to the fair value based method of accounting for stock-based compensation.

Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.

Accounting Policies to be Implemented

Variable Interest Entities
In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the

variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company is in the process of assessing what impact this pronouncement will have on its consolidated financial statements. Based on its preliminary analysis of the impact of FIN 46, the Company believes that it is reasonably possible that ImClone could meet the criteria to be considered a variable interest entity in relation to the Company. Accordingly, the Company included the required transitional disclosures of FIN 46 in Note 2, Alliances and Investments, to these consolidated financial statements.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45). FIN 45 requires a guarantor to recognize a liability at the inception of the guarantee for the fair value of the obligation undertaken in issuing the guarantee and include more detailed disclosure with respect to guarantees. The types of contracts the Company enters into that meet the scope of this interpretation are financial and performance standby letters of credit on behalf of wholly-owned subsidiaries. FIN 45 is effective for guarantees issued or modified after December 31, 2002. The initial adoption of this accounting pronouncement is not expected to have a material effect on the Company's consolidated financial statements.

Note 2 ALLIANCES AND INVESTMENTS

Sanofi-Synthelabo

In 1997, the Company entered into a codevelopment and comarketing agreement with Sanofi-Synthelabo (Sanofi) for two products: Avapro/Avalide (irbesartan), an angiotensin II receptor antagonist indicated for the treatment of hypertension, and Plavix (clopidogrel), a platelet inhibitor. The worldwide alliance operates under the framework of two geographic territories; one in the Americas and Australia and the other in Europe and Asia. Two territory partnerships were formed to manage central expenses, such as marketing, research and development and royalties, and to supply finished product to the individual countries. At the country level, agreements either to copromote (whereby a partnership was formed between the parties to sell each brand) or to comarket (whereby the parties operate and sell their brands independently of each other) are in place.

The Company acts as the operating partner for the territory covering the Americas (principally the U.S., Canada, Puerto Rico and Latin American countries) and Australia and owns the majority controlling interest in this territory. As such, the Company consolidates all country partnership results for this territory and records Sanofi's share of the results as a minority interest expense, net of taxes, which was $258 million in 2002, $158 million in 2001 and $128 million in 2000. The Company recorded sales in this territory and in comarketing countries of $2,476 million in 2002, $1,658 million in 2001 and $1,249 million in 2000.

Sanofi acts as the operating partner of the territory covering Europe and Asia and owns the majority controlling interest in this territory. The Company accounts for the investment in partnership entities in this territory under the equity method and records its share of the results as net income from unconsolidated affiliates (included in minority interest, net of taxes). The Company's share of net income from these partnership entities was $87 million in 2002, $51 million in 2001, and $36 million in 2000.

In the fourth quarter of 2001, the Company and Sanofi modified their codevelopment arrangement for irbesartan to form an alliance, as part of which the Company contributed the irbesartan intellectual property and Sanofi agreed to pay the Company $200 million and $150 million in the fourth quarters of 2001 and 2002, respectively. The Company accounts for this transaction as a sale of an interest in a license and defers and amortizes the $350 million into income over the expected useful life of the license, which is approximately eleven years. The Company amortized into income $31 million and $8 million, respectively, in 2002 and 2001.

Otsuka

In 1999, the Company entered into a worldwide commercialization agreement with Otsuka Pharmaceutical Co., Ltd. (Otsuka), to codevelop and copromote Abilify (aripiprazole) for the treatment of schizophrenia. Total milestone payments made to Otsuka from 1999 through December 2002 were $207 million, of which $157 million was expensed as acquired in-process research and development in 1999. Of the remaining $50 million that was capitalized, $30 million was refundable if Abilify was not granted approval by the U.S. Food and Drug Administration (FDA) and $20 million was paid upon FDA approval of the product in November 2002. The $50 million of capitalized payments are being amortized over the remaining patent life of the product, which is approximately 10 years. The Company began copromoting the product with Otsuka in the U.S. and Puerto Rico in November 2002. Revenue is earned when Otsuka ships the product and title passes to the customer. The Company records alliance revenue for its 65% share of the net sales in these copromotion countries and records all expenses related to the product. Introductory sales in these copromotion countries were $25 million in 2002.

ImClone

In November 2001, the Company purchased 14.4 million shares of ImClone for $70 per share, or $1,007 million, which represented approximately 19.9% of the ImClone shares outstanding just prior to the Company's commencement of a public tender offer for ImClone shares. This transaction is being accounted for using the equity method of accounting. ImClone is a biopharmaceutical company focused on developing targeted cancer treatments, which include growth factor blockers, cancer vaccines, and anti-angiogenesis therapeutics. The equity investment in ImClone is part of a strategic agreement between the Company and ImClone that also included an arrangement to codevelop and copromote an investigational cancer drug, Erbitux, for a series of payments originally totaling $1 billion. The Company paid ImClone a milestone payment of $200 million in 2001.

On March 5, 2002, the agreement with ImClone was revised to reduce the total payments to $900 million from $1 billion. Under the revised agreement, the Company paid ImClone $140 million in March 2002 and $60 million in March 2003 and will pay an aggregate of $500 million upon achievement of two milestones. Of the $200 million paid to ImClone in March 2002 and 2003, $160 million was expensed to in-process research and development in the first quarter of 2002. The remaining $40 million was recorded as an additional equity investment to eliminate the income statement effect of the portion of the milestone payment for which the Company has an economic claim through its 19.9% ownership interest in ImClone. Also under the revised agreement, the Company will pay ImClone a distribution fee based on a flat rate of 39% of product revenues in North America. The terms of the revised agreement will continue through 2018.

In the fourth quarter of 2001, the Company recorded a pretax charge of approximately $735 million, comprised of $575 million for the write-off of acquired in-process research and development related to the equity investment and $160 million for the write-off of a portion of the $200 million milestone payment made in 2001. The remaining $40 million of the $200 million milestone payment was recorded as an additional equity investment to eliminate the income statement effect of the portion of the milestone payment for which the Company has an economic claim through its 19.9% ownership interest in ImClone. The acquired in-process research and development charge related to three oncology research projects in the Phase I or later stage of development with one research project, Erbitux, in late Phase III development. The amount was determined by identifying research projects in areas for which technological feasibility has not been established and for which there is no alternative future use. The projected FDA approval dates used were years 2002 through 2008, at which time the Company expected these projects to begin to generate cash flows. The cost to complete these projects was estimated at $323 million. All of the research and development projects considered in the valuation are subject to the normal risks and uncertainties associated with demonstrating the safety and efficacy required to obtain FDA approval. The purchase price allocation resulted in $66 million of patent and technology intangible assets that are being amortized over their weighted-average useful lives of 17 years and approximately $375 million of goodwill, which is not amortized.

On December 28, 2001, ImClone announced that the FDA refused to accept for filing the Biologics License Application (BLA) that had been submitted by ImClone for Erbitux. The BLA had been submitted to gain marketing approval to treat irinotecan-refractory colorectal carcinoma.

On January 18, 2002, the Subcommittee on Oversight and Investigations of the House Energy and Commerce Committee announced that it is investigating questions about the conduct of ImClone in the development of Erbitux. On January 25, 2002, ImClone announced it had received an informal inquiry from the Securities and Exchange Commission, as well as inquiries from the Department of Justice and the aforementioned subcommittee. The Company is cooperating with these investigations.

Of the $1,207 million paid in 2001 for the equity investment ($1,007 million) and the milestone payment ($200 million), $735 million was expensed as acquired in-process research and development in 2001 and the remaining $472 million was recorded as an equity investment. An additional $9 million was recorded to the investment primarily for acquisition costs, resulting in a carrying value of $481 million at December 31, 2001. In the third quarter of 2002, the Company recorded a pretax charge to earnings of $379 million for an other than temporary decline in the market value of ImClone based on the decline in value of ImClone's shares during 2002. The fair value of the equity investment in ImClone used to record the impairment was determined based on the market value of ImClone shares on September 30, 2002. The total equity investment in ImClone as of December 31, 2002 was $102 million. On a per share basis, the carrying value of the ImClone investment and the closing market price of ImClone shares as of December 31, 2002 were $7.09 and $10.62, respectively, compared to $33.40 and $46.46, respectively, as of December 31, 2001. The closing market price of ImClone shares as of February 28, 2003 was $13.33 per share.

In 2002, the Company recorded a $23 million net loss for its share of ImClone's losses.

The Company is in the process of assessing what impact FIN 46, *Consolidation of Variable Interest Entities*, could have on its consolidated financial statements. Based on its preliminary assessment of the impact of FIN 46, the Company believes that it is reasonably possible that ImClone could be considered a variable interest entity in relation to the Company. As of September 30, 2002, ImClone had total assets of $501 million, a total stockholders' deficit of $118 million, and an accumulated deficit of $461 million. For the nine months ended September 30, 2002, ImClone had a $115 million net loss.

Summary Financial Information

The following presents summarized financial information for the Company's equity investments in ImClone and Sanofi in Europe and Asia.

Dollars in Millions	**2002**	2001	2000
Revenues	**$1,046**	$685	$459
Gross profit	**495**	303	217
Net income	**102**	100	63
Current assets	**808**	726	
Noncurrent assets	**199**	124	
Current liabilities	**517**	252	
Noncurrent liabilities	**629**	603	

The above includes ImClone data from date of investment, November of 2001.

ImClone, a public company, has not yet filed with the SEC its audited financial statements, or otherwise made public disclosure of its audited financial results, for the year ended December 31, 2002. The summarized financial information for 2002 with respect to ImClone is based on estimated preliminary unaudited financial information provided to the Company by ImClone. The Company recorded its share of ImClone's losses for 2002 based on such preliminary unaudited information for the year ended December 31, 2002. Although the Company believes such preliminary unaudited information to be reliable, ImClone's financial information is the responsibility of ImClone's management. In the event ImClone's reported financial information for the year ended December 31, 2002 differs significantly from such preliminary unaudited information, the Company will record an adjustment to its equity earnings and will disclose the impact of any such difference on its results, and provide revised summarized financial information in the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 or in other public filings.

Note 3 RESTRUCTURING AND OTHER ITEMS

2002 Activities

During 2002, the Company recorded pretax restructuring and other charges of $160 million, relating to a reduction or elimination of non-strategic research efforts as well as the consolidation of research facilities, workforce reductions and downsizing and streamlining of worldwide operations. Of this charge, $71 million relates to employee termination benefits for approximately 1,040 employees, including research, manufacturing and administrative personnel. Of the remaining $89 million, $65 million represents asset write downs and other exit costs for the closure of facilities and other related expenses and $24 million is an impairment charge for the Company's investment in Deltagen. In addition, $69 million of accelerated depreciation relating to the planned shutdown of research facilities in the U.S. has been included in research and development expense, and $2 million for inventory write-offs associated with these projects has been included in cost of products sold. These charges were offset by an adjustment to prior period restructuring reserves of $146 million, $65 million of which is due to lower than expected separation costs, $59 million due to higher than anticipated proceeds from disposal of assets previously written off as restructuring and $22 million for projects that have been cancelled. In addition, a $17 million adjustment to cost of products sold was made to reflect the reversal of inventory reserves associated with cancelled projects. The Company expects to substantially complete these restructuring activities by late 2003.

The following table presents a detail of the charges by operating segment and type. The Company does not allocate restructuring charges to its business segments.

Dollars in Millions	Employee Terminations	Employee Termination Benefits	Asset Write Downs	Other Exit Costs	Total
Pharmaceuticals	901	$62	$19	$38	$119
Nutritionals	92	5	—	—	5
Other Healthcare	22	2	5	—	7
Corporate/Other	25	2	27	—	29
Subtotal	1,040	$71	$51	$38	160
Reduction in reserves for changes in estimates					(146)
Restructuring and other as reflected in the consolidated statement of earnings					$14

2001 Activities

During 2001, the Company recorded pretax restructuring and other charges of $569 million. The restructuring programs included termination benefits, asset write-downs and other costs and were implemented in 2001 to downsize and streamline operations, rationalize manufacturing facilities, and terminate certain sales force and research contract obligations. At the time recorded, these actions were expected to be completed within twelve months and are now expected to be substantially complete in early 2003. Additional costs associated with restructuring projects in 2001 include $74 million of sales deductions and customer charge-backs relating to abandonment of non-strategic pharmaceutical product lines, which has been included as a reduction in sales, and $58 million of related inventory write-offs, which has been included in cost of products sold. Restructuring charges were offset by a reversal of $63 million as a result of a change in estimate relating to separation costs or cancellation of projects previously provided for.

The 2001 charge consisted of $229 million for employee termination benefits for 3,400 employees. Severance actions were the result of a Company-wide restructuring effort to downsize and streamline operations and impacted virtually all areas including sales force, manufacturing, administrative and research personnel. In addition, $95 million was accrued for the termination of a contract sales force, and $65 million was accrued for other exit costs, primarily related to costs associated with the closure of certain manufacturing operations.

The charge also included $104 million of fixed asset write-downs and $15 million of other asset write-downs primarily related to the exit of a Nutritionals business in Eastern Europe, the closure of a pharmaceutical production facility in the U.S. and the closure of a research facility in France.

The following table presents a detail of the charges by operating segment and type. The Company does not allocate restructuring charges to its business segments.

Dollars in Millions	Employee Terminations	Employee Termination Benefits	Asset Write Downs	Other Exit Costs	Other Items	Total
Pharmaceuticals	2,029	$139	$81	$145	$11	$376
Nutritionals	698	24	37	10	—	71
Other Healthcare	262	22	1	—	—	23
Corporate/Other	411	44	—	5	50	99
Subtotal	3,400	$229	$119	$160	$61	569
Reduction in reserves for changes in estimates						(63)
Restructuring and other as reflected in the consolidated statement of earnings						$506

Other items recorded in 2001 include a pretax charge of $30 million for a contribution to the Bristol-Myers Squibb Foundation, $20 million to establish additional reserves for future breast implant claims and $11 million for costs associated with a product recall.

2000 Activities

During 2000, the Company recorded pretax restructuring and other charges of $443 million. The restructuring programs, which included termination benefits, asset write-downs and other costs, were implemented in 2000 to consolidate the U.S. sales force, rationalize manufacturing facilities and downsize and streamline operations. Additional costs associated with restructuring projects, in the year 2000, include $40 million of related inventory write-offs, which has been included in cost of products sold. These actions are substantially complete.

The 2000 charge consisted of $291 million of employee termination benefits for approximately 5,200 employees. Severance actions were focused on sales force, manufacturing and administrative personnel. In addition, $24 million of other costs were recorded, consisting mainly of certain contract termination and facility remediation expenses.

The charge also included $79 million of asset write-downs primarily related to the exit of a research facility in Japan, manufacturing operations in the U.S. and certain international operations of ConvaTec. In addition, other assets of $10 million were written off, which consisted primarily of capitalized software no longer used as a result of sales force actions described above.

The following table presents a detail of the charges by operating segment and type. The Company does not allocate restructuring and other charges to its business segments.

Dollars in Millions	Employee Terminations	Employee Termination Benefits	Asset Write Downs	Other Exit Costs	Other Items	Total
Pharmaceuticals	3,739	$216	$76	$12	$7	$311
Nutritionals	526	27	1	3	—	31
Other Healthcare	684	26	9	9	—	44
Corporate/Other	251	22	3	—	32	57
Total	5,200	$291	$89	$24	$39	$443

Other items recorded in 2000 include a pretax charge of $32 million for a contribution to the Bristol-Myers Squibb Foundation and $7 million for costs associated with a product recall.

Restructuring charges and spending against liabilities associated with prior and current actions are as follows:

Dollars in Millions	Employee Termination Liability	Other Exit Cost Liability	Total
Balance at December 31, 1999	$ 5	$ 3	$ 8
Charges	291	24	315
Spending	(77)	(14)	(91)
Changes in Estimate	1	(5)	(4)
Balance at December 31, 2000	220	8	228
Charges	229	160	389
Spending	(122)	(130)	(252)
Changes in Estimate	(84)	3	(81)
Balance at December 31, 2001	243	41	284
Charges	71	38	109
Spending	(155)	(29)	(184)
Changes in Estimate	(92)	(8)	(100)
Balance at December 31, 2002	$ 67	$ 42	$ 109

These liabilities are reflected in accrued expenses in the consolidated balance sheet.

Note 4 ACQUISITIONS AND DIVESTITURES

DuPont Pharmaceuticals Acquisition

On October 1, 2001, the Company acquired the DuPont Pharmaceuticals business (DuPont) from E. I. du Pont de Nemours and Company for $7.8 billion in cash. The results of DuPont have been included in the consolidated financial statements from the date of acquisition. DuPont is primarily a domestic pharmaceutical and imaging product business focused on research and development. This acquisition was financed with proceeds from the issuance of $1.5 billion of commercial paper, the issuance of $5.0 billion of medium-term notes and internal cash flows.

Following is a summary of the final allocation of the estimated fair values of the assets acquired and liabilities assumed (dollars in millions):

Current assets	$ 520
Property, plant and equipment	321
Intangible assets	1,976
Acquired in-process research and development	2,009
Goodwill	3,780
Other assets	280
Total assets acquired	8,886
Current liabilities	353
Restructuring liabilities	575
Acquisition liabilities	90
Long term liabilities	123
Total liabilities assumed	1,141
Purchase Price	$7,745

The total intangible assets of $1,976 million are being amortized over their weighted-average useful lives and include core and developed technology of $1,783 million (15 and 11 years weighted-average useful life, respectively) and patents of $193 million (11 year weighted-average useful life).

The goodwill of $3,780 million was assigned to the Pharmaceuticals segment. Of that total amount, $2,418 million is expected to be deductible for tax purposes over a 15 year period.

At the time of acquisition, $2.0 billion of the purchase price was allocated to acquired in-process research and development and was charged to earnings in the fourth quarter of 2001. This charge was associated with five research projects in the Cardiovascular, Central Nervous System, Oncology and Anti-Infective therapeutic areas ranging from the preclinical to the Phase II development stage. The amount was determined by identifying research projects for which technological feasibility has not been established and for which there is no alternative future use. The projected FDA approval dates were years 2005 through 2008, at which time the Company expected these projects to begin to generate cash flows. The cost to complete these research projects was estimated at $1.2 billion. All of the research and development projects considered in the valuation are subject to the normal risks and uncertainties associated with demonstrating the safety and efficacy required to obtain FDA approval. In 2002, the Company terminated one of the projects in the Anti-Infective therapeutic area. The termination of this project is not expected to have a material impact on the Company's future earnings and cash flow. The remaining four projects are currently proceeding consistent with the original assumptions used in their valuation. All of the research and development projects considered in the valuation are subject to the normal risks and uncertainties associated with demonstrating the safety and efficiency required for FDA approval.

In connection with the acquisition, the Company recorded $575 million of restructuring liabilities as a result of severance and relocation of workforce, the elimination of duplicate facilities and contract terminations. Such costs have been recognized by the Company as a liability assumed as of the acquisition date, resulting in additional goodwill. These liabilities consisted of $325 million of employee termination benefits for approximately 1,800 employees, $80 million related to the closure of facilities, and $170 million for contract terminations. The $575 million originally recorded in accrued expenses was reduced to $458 million by December 31, 2001 and to $13 million by December 31, 2002. The reduction of the balance during 2002 was due to cash payments of $284 million and an adjustment to reverse previously recorded liabilities of $161 million, with a corresponding reduction in goodwill. The adjustment was primarily due to lower than expected separation costs, contract termination expenses and other facilities exit costs related to the acquisition.

The following unaudited pro forma financial information presents results as if the acquisition had occurred at the beginning of the respective periods:

Dollars in Millions, Except Per Share Data	Year Ended December 31, 2001	2000
Net Sales	**$19,248**	$18,997
Net Earnings	**5,740**	4,063
Earnings Per Share — Basic	**2.96**	2.07
Earnings Per Share — Diluted	**2.92**	2.03

The unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments such as additional amortization expense as a result of identifiable intangible assets arising from the acquisition and from increased interest expense on acquisition debt, and exclude the acquired in-process research and development charge related to the DuPont acquisition. Pro forma net earnings and earnings per share amounts for 2001 include a $2.6 billion gain on the sale of Clairol. The pro forma results are not necessarily indicative either of the results of operations that actually would have resulted had the acquisition been in effect at the beginning of the respective periods or of future results.

Other

In 2002, the Company completed the sale of two branded products, Moisturel and Duricef, which resulted in a pretax gain of $30 million.

In 2001, the Company completed the sale of three pharmaceutical products, Corzide, Delestrogen and Florinef, and the licensing rights to Corgard in the U.S.; Estrace tablets; the Apothecon commodity business; and the Solage and Viactiv product lines, all of which resulted in a pretax gain of $475 million.

In 2000, the Company completed the sale of three pharmaceutical products, Estrace Cream, Ovcon 35 and Ovcon 50, as well as its Sea Breeze brand in Japan, resulting in a pretax gain of $216 million.

Note 5 DISCONTINUED OPERATIONS

In 2001, the Company completed the sale of Clairol to Procter & Gamble for cash proceeds of approximately $5.0 billion. The sale resulted in a pretax gain of $4.3 billion ($2.6 billion after taxes), which is included in the gain on disposal of discontinued operations. In addition, in 2001, the Company spun off Zimmer Holdings, Inc., in a tax-free distribution, resulting in a common stock dividend of $156 million. In 2002, the Company resolved several post-closing matters associated with previously discontinued businesses, resulting in an increase of $38 million to gain on disposal. In 2002, the Company recorded a $4 million credit to retained earnings related to an adjustment for a Zimmer pension liability affecting the spin-off of Zimmer.

In 2000, the Company completed the sale of Matrix to Cosmair, Inc., a wholly owned U.S. subsidiary of L'Oreal S.A., resulting in a pretax gain of $444 million ($266 million after taxes). The gain is included in the gain on disposal of discontinued operations.

The net sales and earnings of discontinued operations are as follows:

Dollars in Millions	2001	2000
Net sales	$2,152	$2,911
Earnings before income taxes (1)	$ 451	$ 606
Income taxes	225	231
Net earnings from discontinued operations	$ 226	$ 375

(1) Earnings before income taxes for 2000 include restructuring charges of $34 million.

The net loss of $6 million in 2002 reflected in the statement of earnings reflects the settlement of litigation related to a business included in discontinued operations.

The consolidated statement of cash flows includes the Clairol and Zimmer businesses through date of disposition. The net assets of discontinued operations at December 31, 2000 were $924 million, consisting of current assets of $866 million and long-term assets of $616 million less liabilities (principally current) of $558 million. The Company uses a centralized approach to the cash management and financing of its operations and accordingly, the Company does not allocate debt to these businesses.

Cash flows from operating and investing activities (principally investing) of discontinued operations for the years ended December 31, 2002, 2001 and 2000 were $(17) million, $5.3 billion (including approximately $5.0 billion of proceeds from the sale of Clairol), and $998 million (including $438 million of proceeds from the sale of Matrix), respectively.

Note 6 EARNINGS PER SHARE

The computations for basic earnings per common share and diluted earnings per common share are as follows:

	Year Ended December 31,		
Dollars in Millions, Except Per Share Amounts	**2002**	2001	2000
Earnings from Continuing Operations	**$2,034**	$2,043	$3,830
Discontinued Operations:			
Net (loss)/earnings	**(6)**	226	375
Net gain on disposal	**38**	2,565	266
	32	2,791	641
Net Earnings	**$2,066**	$4,834	$4,471
Basic:			
Average Common Shares Outstanding	**1,936**	1,940	1,965
Earnings from Continuing Operations	**$1.05**	$1.05	$1.95
Discontinued Operations:			
Net earnings	**—**	.12	.19
Net gain on disposal	**.02**	1.32	.14
	.02	1.44	.33
Net Earnings	**$1.07**	$2.49	$2.28
Diluted:			
Average Common Shares Outstanding	**1,936**	1,940	1,965
Incremental Shares Outstanding Assuming the Exercise of Dilutive Stock Options	**6**	25	32
	1,942	1,965	1,997
Earnings from Continuing Operations	**$1.05**	$1.04	$1.92
Discontinued Operations:			
Net earnings	**—**	.11	.19
Net gain on disposal	**.02**	1.31	.13
	.02	1.42	.32
Net Earnings	**$1.07**	$2.46	$2.24

Weighted-average shares issuable upon the exercise of stock options, which were not included in the diluted earnings per share calculation because they were not dilutive, were 121 million in 2002, 43 million in 2001 and 3 million in 2000.

Note 7 OTHER (INCOME)/EXPENSE

The components of other (income)/expense are:

	Year Ended December 31,		
Dollars in Millions	**2002**	2001	2000
Interest income	**$(127)**	$(133)	$(157)
Foreign exchange transaction loss /(gain)	**1**	(27)	(67)
Other, net	**173**	38	156
Other (income)/expense, net	**$47**	$(122)	$(68)

Note 8 INCOME TAXES

The components of earnings (loss) from continuing operations before minority interest and income taxes were:

Dollars in Millions	Year Ended December 31, 2002	2001	2000
U.S.	**$(553)**	$(799)	$2,474
Non-U.S.	**3,200**	3,017	2,773
	$2,647	$2,218	$5,247

The above amounts are categorized based on the location of the taxing authorities.

The provision for income taxes attributable to continuing operations consisted of:

Dollars in Millions	Year Ended December 31, 2002	2001	2000
Current:			
U.S.	**$129**	$1,071	$900
Non-U.S.	**706**	522	447
	835	1,593	1,347
Deferred:			
U.S.	**(439)**	(1,476)	5
Non-U.S.	**39**	(44)	(32)
	(400)	(1,520)	(27)
	$435	$73	$1,320

The Company's provision for income taxes in 2002, 2001 and 2000 was different from the amount computed by applying the statutory U.S. federal income tax rate to earnings from continuing operations before minority interest and income taxes, as a result of the following:

	% of Earnings Before Minority Interest and Income Taxes					
Dollars in Millions	**2002**		2001		2000	
Earnings from Continuing Operations Before Minority Interest and Income Taxes	**$2,647**	**100%**	$2,218	100%	$5,247	100%
U.S. statutory rate	**926**	**35.0%**	776	35.0%	1,837	35.0%
Effect of operations in Ireland, Puerto Rico and Switzerland	**(494)**	**(18.7%)**	(726)	(32.7%)	(692)	(13.2%)
State and local taxes	**(36)**	**(1.4%)**	(36)	(1.6%)	64	1.2%
Increase in valuation allowance	**192**	**7.2%**	—	—	—	—
Changes in estimate for contingent tax matters	**(78)**	**(2.9%)**	160	7.2%	168	3.2%
Foreign/Other	**(75)**	**(2.8%)**	(101)	(4.6%)	(57)	(1.0%)
	$ 435	**16.4%**	$ 73	3.3%	$1,320	25.2%

The effective tax rate on continuing operations increased to 16.4% in 2002 from 3.3% in 2001 due primarily to the decrease in the effective tax benefit rate from operations in Ireland, Puerto Rico and Switzerland to (18.7%) in 2002 from (32.7%) in 2001 reflecting a lesser percentage of the total pretax income generated in these jurisdictions in 2002, as well as the current year U.S. tax cost associated with a dividend from Switzerland.

Prepaid taxes at December 31, 2002 and 2001 were $927 million and $1,524 million, respectively. The deferred income taxes included in other assets at December 31, 2002 and 2001 were $942 million and $630 million, respectively.

The components of prepaid and deferred income taxes consisted of:

Dollars in Millions	December 31, 2002	2001
Acquired in-process research and development	**$1,098**	$1,018
Consignment and other inventory items	**435**	750
Foreign tax credit carryforward	**270**	—
Legal settlement	**207**	—
Restructuring, acquisition and divestiture reserves	**169**	342
State tax net operating loss carryforward	**96**	—
Sales returns and allowances	**82**	134
Research and experimentation tax credit carryforward	**24**	—
Postretirement and pension benefits	**(122)**	39
Depreciation	**(221)**	(274)
Other, net	**23**	145
	2,061	2,154
Valuation allowance	**(192)**	—
	$1,869	$2,154

The decrease in the net prepaid and deferred tax assets to $1,869 at December 31, 2002 from $2,154 at December 31, 2001 relates primarily to consignment and other inventory items as well as restructuring, acquisition and divestiture reserve reductions.

The valuation allowance of $192 million at December 31, 2002 relates to $112 million of state net deferred tax assets, $45 million of state net operating loss carryforwards, and $35 million of foreign tax credit carryforwards that the Company does not currently believe are more likely than not to be realized in the future.

Income taxes paid during the year were $2,491 million, $1,021 million and $1,620 million in 2002, 2001 and 2000, respectively.

The current tax benefit realized upon the exercise of stock options is charged to capital in excess of par and amounted to $45 million, $157 million and $184 million in 2002, 2001 and 2000, respectively.

The Company has settled its U.S. Federal income tax returns with the Internal Revenue Service through 1997.

U.S. federal income taxes have not been provided on substantially all of the unremitted earnings of non-U.S. subsidiaries, since it is management's practice and intent to indefinitely postpone their remittance. The total amount of the net unremitted earnings of non-U.S. subsidiaries was approximately $9.0 billion at December 31, 2002.

Certain tax contingencies exist and when probable and reasonably estimable, amounts are recognized. As of December 31, 2002, there are certain tax contingencies that either are not considered probable or are not reasonably estimable by the Company at this time. Although the Company cannot reasonably estimate the possible amount of any such contingency, it is possible that such contingencies could be material. The effect of changes in estimates related to contingent tax matters is included in the rate reconciliation above. During the year ended December 31, 2002, the Company recognized an income tax benefit of $235 million due to the settlement of certain prior year tax matters and the determination by the Company as to the expected settlement of ongoing tax litigation.

Also in 2002, the Company reorganized the structure of its ownership of many of its non-U.S. subsidiaries. The principal purpose of the reorganization was to facilitate the Company's ability to efficiently deploy its financial resources outside the U.S. The Company believes that the reorganization transactions were generally tax-free both inside and outside the U.S. It is possible, however, that taxing authorities in particular jurisdictions could assert tax liabilities arising from the reorganization transactions or the operations of the reorganized subsidiaries. It is not reasonably possible to predict whether any taxing authority will assert such a tax liability or to reasonably estimate the possible loss or range of loss with respect to any such asserted tax liability. The Company would vigorously challenge any such assertion and believes that it would prevail but there can be no assurance of such a result. If the Company were not to prevail in final, non-appealable determinations, it is possible the impact could be material.

Note 9 ACCOUNTS RECEIVABLE

Dollars in Millions	December 31, 2002	2001
Accounts receivable — trade	**$2,670**	$3,380
Accounts receivable — miscellaneous	**427**	734
	3,097	4,114
Less allowances for receivables(1)	**129**	122
Receivables, net	**$2,968**	$3,992

(1) Reflects allowances for bad debts.

Note 10 INVENTORIES

The major categories of inventory follow:

Dollars in Millions	December 31, 2002	2001
Finished goods	**$ 884**	$ 833
Work in process	**415**	411
Raw and packaging materials	**216**	247
Consignment inventory	**58**	208
	$1,573	$1,699

Note 11 CONSIGNMENT

A significant portion of the Company's U.S. pharmaceuticals sales is made to wholesalers. The Company experienced a substantial buildup of wholesaler inventories in its U.S. pharmaceuticals business over several years, primarily in 2000 and 2001. This buildup was primarily due to sales incentives offered by the Company to its wholesalers. The Company accounts for certain sales of pharmaceutical products to Cardinal Health, Inc. (Cardinal) and McKesson Corporation (McKesson) using the consignment model, based in part on the relationship between the amount of incentives offered to these wholesalers and the amount of inventory held by these wholesalers.

The Company determined that shipments of product to Cardinal and shipments of product to McKesson met the consignment model criteria set forth under Revenue Recognition in Note 1, Accounting Policies, to these consolidated financial statements as of July 1, 1999 and July 1, 2000, respectively, and, in each case, continuing through the end of 2002 and for some period thereafter. Accordingly, the consignment model is required to be applied to such shipments. Prior to those respective periods, the Company recognized revenue with respect to sales to Cardinal and McKesson upon shipment of product. Although the Company generally views approximately one month of supply as a desirable level of wholesaler inventory on a going-forward basis and as a level of wholesaler inventory representative of an industry average, in applying the consignment model to sales to Cardinal and McKesson, the Company defined inventory in excess of the wholesaler's ordinary course of business inventory level as inventory above two weeks and three weeks of supply, respectively, based on the levels of inventory that Cardinal and McKesson required to be used as the basis for negotiation of incentives granted.

In March 2001, the Company entered into a distribution agreement with McKesson for provision of warehousing and order fulfillment services for the Company's Oncology Therapeutics Network (OTN), a specialty distributor of anticancer medicines and related products. Under the terms of the agreement, McKesson purchases oncology products to service OTN's fulfillment needs from a number of vendors, including the Company. Subsequent to shipment of product to McKesson, the Company has a significant continuing involvement in the transaction, including marketing the product to the end-user, invoicing the customer and collecting receivables from the customer on behalf of McKesson. In addition, OTN keeps all the credit risk and is responsible for shipping costs to the customer. The Company accounts for these sales using the consignment model and defers recognition of revenue until the products are sold by McKesson.

These transactions resulted in deferred revenue of $470 million and $2,026 million as of December 31, 2002 and 2001, respectively. The Company recognized $1,395 million of previously recorded deferred revenue as net sales in 2002. The Company projects $422 million of deferred revenue to be recognized as net sales in 2003, a significant portion of which is expected to be recognized in the first quarter of 2003.

Note 12 PROPERTY, PLANT AND EQUIPMENT

The major categories of property, plant and equipment follow:

Dollars in Millions	December 31, 2002	2001
Land	**$234**	$216
Buildings	**3,383**	3,154
Machinery, equipment and fixtures	**3,889**	3,748
Construction in progress	**1,187**	854
	8,693	7,972
Less accumulated depreciation	**3,372**	3,085
	$5,321	$4,887

Capitalized interest is included in the categories of property, plant and equipment shown above. The Company capitalized $16 million of interest in each of the years ended December 31, 2002 and 2001.

Note 13 GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2001 were as follows:

Dollars in Millions	Pharmaceuticals Segment	Nutritionals Segment	Other Healthcare Segment	Total
Balance as of December 31, 2000(1)	$ 944	$208	$202	$1,354
Amortization expense	(43)	(18)	(14)	(75)
Additions	3,837	1	2	3,840
Balance as of December 31, 2001	4,738	191	190	5,119
Purchase accounting adjustments related to recent acquisitions:				
Change in exit cost estimate	(165)	—	—	(165)
Purchase price and allocation adjustments	(89)	(1)	—	(90)
Balance as of December 31, 2002	$4,484	$190	$190	$4,864

(1) Excludes $55 million of goodwill related to discontinued operations.

Note 14 INTANGIBLE ASSETS

Intangible assets by major asset class are as follows:

Dollars in Millions	December 31, 2002	2001
Patents/Trademarks	**$ 214**	$ 213
Licenses	**554**	514
Technology	**1,783**	1,783
	2,551	2,510
Less accumulated amortization	**647**	426
Net carrying amount	**$1,904**	$2,084

Amortization expense for intangible assets (the majority of which is included in costs of products sold) for the years ended December 31, 2002, 2001 and 2000 was $269 million, $116 million and $80 million, respectively.

Expected amortization expense for the next five years related to the current balance of intangible assets is as follows:

Years Ending December 31,	Dollars in Millions
2003	$223
2004	195
2005	195
2006	194
2007	192

Note 15 SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Included in short-term borrowings were amounts due to foreign banks of $89 million and $140 million, and current installments of long-term debt of $132 million and $34 million at December 31, 2002 and 2001, respectively. U.S. commercial paper outstanding at December 31, 2002 was $1,158 million, with an average interest rate of 1.40%. There was no commercial paper outstanding at December 31, 2001. The proceeds from the commercial paper issuances in 2002 were used for general corporate purposes. The average interest rate on short-term borrowings was 9.58% and 7.41%, and 2.77% and 4.03% on current installments of long-term debt at December 31, 2002 and 2001, respectively.

During 2001, the Company consolidated two credit facilities, aggregating $500 million with a syndicate of lenders as support for its commercial paper program. The credit facility consists of a $500 million, five-year revolving credit facility, extendable at each anniversary date with the consent of the lenders. There were no borrowings outstanding under the credit facility at December 31, 2002. The Company had unused short-term lines of credit with foreign banks of $392 million at December 31, 2002.

The components of long-term debt were: Dollars in Millions	December 31 2002	2001
4.75% Notes, due in 2006	**$2,570**	$2,484
5.75% Notes, due in 2011	**2,530**	2,478
6.80% Debentures, due in 2026	**345**	345
7.15% Debentures, due in 2023	**344**	344
6.875% Debentures, due in 2097	**296**	296
2.14% Yen Notes, due in 2005	**53**	53
3.51% Euro Interest on Yen Principal Term Loan, due in 2005	**49**	49
5.75% Industrial Revenue Bonds, due in 2024	**34**	34
Variable Rate Industrial Revenue Bonds, due in 2030	**15**	15
Various Rate Yen Term Loans, due in 2003	**—**	62
1.73% Yen Notes, due in 2003	**—**	53
Capitalized Leases	**13**	17
Other	**12**	7
	$6,261	$6,237

During 2001, the Company issued $5.0 billion of debt notes, of which $2.5 billion matures in 2006 and the remaining $2.5 billion matures in 2011. The Company has the option to redeem, at any time, all or a portion of the notes at a redemption price equal to the sum of: (1) the principal amount of the notes to be redeemed, plus accrued interest to the redemption date, and (2) a premium over face value paid to redeem the notes. The effective interest rates for these series of notes are 5.26% and 6.05%, respectively. The effective interest rates for all other issuances approximated the stated interest rate. The Company has entered into fixed to floating interest rate swaps for $3.0 billion of its long-term debt. Cash payments for interest were $375 million, $100 million and $112 million in 2002, 2001 and 2000, respectively.

Dollars in Millions	Total	Payments due by period 2003	2004-2005	2006-2007
Long-Term Debt(1)	$2,744	$132	$111	$2,501

(1) 2003 payments are included in short-term borrowings on the Company's consolidated balance sheet.

As a result of the previously disclosed restatement of previously issued financial statements, the Company delayed filing its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 (third quarter 2002 Form 10-Q). As previously disclosed, this delay resulted in a breach by the Company of delivery of SEC filing obligations under the 1993 Indenture (Indenture) between the Company and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), under which the Company has approximately $6.1 billion of long-term debt outstanding, and certain other credit agreements, and gave certain rights to the trustee under the Indenture and the respective lenders under such credit agreements to accelerate maturity of the Company's indebtedness. Neither the trustee nor the respective lenders exercised their right to accelerate. The Company has filed the third quarter 2002 Form 10-Q with the SEC and cured the noncompliance with the abovementioned obligations in the Indenture and these other credit agreements. Accordingly, the debt outstanding under the Indenture and these other credit agreements no longer can be accelerated and, therefore, has been classified as long-term debt on the Company's consolidated balance sheet.

At December 31, 2002, the Company had provided financial guarantees in the form of stand-by letters of credit and performance bonds. The majority of the stand-by letters of credit are with the U.S. Nuclear Regulatory Commission and Massachusetts Department of Public Health relating to the Company's Medical Imaging manufacturing operations and with insurance companies in support of third-party liability programs. The performance bonds relate to the sale of Company product to various foreign ministries of health in the Middle East. The Company believes the significant majority of these guarantees will expire without being funded. The amounts of these obligations are presented in the following table:

		Expiration Period		
Dollars in Millions	Total	Less than 1 year	1 to 2 years	No Expiry
Stand-by letters of credit	$60	$ 8	$12	$40
Performance bonds and guarantees	3	3	—	—
Total other commercial commitments	$63	$11	$12	$40

Note 16 STOCKHOLDERS' EQUITY

Changes in capital shares, treasury stock and capital in excess of par value of stock were:

	Common Stock Shares Issued	Treasury Stock Shares	Cost of Treasury Stock	Capital in Excess of Par Value of Stock
			(Dollars in Millions)	
Balance, December 31, 1999	2,192,970,504	212,164,851	$ 7,291	$1,600
Issued pursuant to stock plans and options	4,911,457	(8,197,329)	118	469
Conversions of preferred stock	18,874	—	—	—
Purchases	—	40,398,204	2,311	—
Balance, December 31, 2000	2,197,900,835	244,365,726	9,720	2,069
Issued pursuant to stock plans and options	2,093,530	(7,175,057)	83	334
Conversions of preferred stock	16,111	—	—	—
Purchases	—	27,198,901	1,586	—
Balance, December 31, 2001	2,200,010,476	264,389,570	11,389	2,403
Issued pursuant to stock plans and options	802,797	(5,551,344)	(50)	88
Conversions of preferred stock	10,271	—	—	—
Purchases	—	5,156,354	163	—
Balance, December 31, 2002	2,200,823,544	263,994,580	$11,502	$2,491

Each share of the Company's preferred stock is convertible into 16.96 shares of common stock and is callable at the Company's option. The reductions in the number of issued shares of preferred stock in 2002, 2001 and 2000 were due to conversions into shares of common stock.

Dividends declared per common share were $1.12 in 2002, $1.11 in 2001 and $1.01 in 2000.

The accumulated balances related to each component of other comprehensive income (loss) were as follows:

Dollars in Millions	Foreign Currency Translation	Deferred Loss on Effective Hedges	Minimum Pension Liability Adjustment	Accumulated Other Comprehensive Loss
Balance at December 31, 2000	$(1,103)	$ —	$ —	$(1,103)
Adoption of SFAS No. 133	—	26	—	26
Other comprehensive income (loss)	48	(88)	—	(40)
Balance at December 31, 2001	(1,055)	(62)	—	(1,117)
Other comprehensive income (loss)	125	18	(128)	15
Balance at December 31, 2002	$(930)	$(44)	$(128)	$(1,102)

The Company expects to recognize $8 million of deferred hedging gains in earnings in the next twelve months.

Stock Compensation Plans

Under the Company's 2002 Stock Incentive Plan, officers, directors and key employees may be granted options to purchase the Company's common stock at no less than 100% of the market price on the date the option is granted. Options generally become exercisable in installments of 25% per year on each of the first through the fourth anniversaries of the grant date and have a maximum term of 10 years. Additionally, the plan provides for the granting of stock appreciation rights whereby the grantee may surrender exercisable rights and receive common stock and/or cash measured by the excess of the market price of the common stock over the option exercise price. The plan also provides for the granting of performance-based stock options to certain key executives.

Under the terms of the 2002 Stock Incentive Plan, authorized shares include 0.9% of the outstanding shares per year through 2007, as well as the number of shares tendered in a prior year to pay the purchase price of options and the number of shares previously utilized to satisfy withholding tax obligations upon exercise. Shares which were available for grant in a prior year but were not granted in such year and shares which were cancelled, forfeited or expired are also available for future grant. The plan incorporates the Company's long-term performance awards.

In addition, the 2002 Stock Incentive Plan provides for the granting of up to 20,000,000 shares of common stock to key employees, subject to restrictions as to continuous employment. Restrictions generally expire over a five-year period from date of grant. Compensation expense is recognized over the restricted period. At December 31, 2002 and 2001, there were 1,705,503 and 1,286,771 restricted shares outstanding under the plan, respectively.

Under the TeamShare Stock Option Plan, all full-time employees, excluding key executives, are granted options to purchase the Company's common stock at the market price on the date the options are granted. The Company has authorized 66,000,000 shares for issuance under the plan. Individual grants generally become exercisable evenly on the third, fourth, and fifth anniversary of the grant date and have a maximum term of 10 years. As of December 31, 2002, 31,334,729 shares have been exercised under the plan.

The fair value of the options granted during 2002, 2001 and 2000 was estimated as $11.12 per common share, $22.59 per common share and $17.17 per common share, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,		
	2002	2001	2000
Dividend yield	**3.0%**	1.5%	1.5%
Volatility	**31.3%**	28.6%	24.5%
Risk-free interest rate	**5.0%**	5.75%	6.3%
Assumed forfeiture rate	**3.0%**	3.0%	3.0%
Expected life (years)	**7**	7	7

Stock option transactions were:

	Shares of Common Stock		Weighted Average of Exercise Price of Shares Under Plan
	Available for Option Plans	Under Plan	
Balance, December 31, 1999	20,535,797	129,264,309	$37.27
Authorized	17,827,251	—	—
Granted	(20,851,475)	20,851,475	49.72
Exercised	—	(17,605,519)	25.26
Lapsed	3,665,969	(3,665,969)	58.12
Balance, December 31, 2000	21,177,542	128,844,296	40.32
Authorized	17,581,816	—	—
Granted	(21,200,624)	21,200,624	62.45
Granted as a result of the Zimmer spin-off(1)	—	6,764,516	41.87
Exercised	—	(13,916,580)	25.17
Lapsed	13,578,556	(13,578,556)	52.92
Balance, December 31, 2001	31,137,290	129,314,300	42.19
Authorized	21,708,554	—	—
Granted	(40,112,732)	40,112,732	37.55
Exercised	—	(7,352,080)	21.64
Lapsed	12,878,965	(12,878,965)	51.44
Balance, December 31, 2002	25,612,077	149,195,987	$41.20

(1) Effective with the spin-off of Zimmer on August 6, 2001, unexercised Bristol-Myers Squibb stock options held by Zimmer employees were converted into Zimmer stock options. For remaining unexercised Bristol-Myers Squibb stock options, the number of stock options and the exercise price were adjusted to preserve the intrinsic value of the stock options and the ratio of exercise price to the fair value that existed prior to the spin-off.

The following tables summarize information concerning the Company's stock compensation plans and currently outstanding and exercisable options:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	118,633,508	$41.78	20,107,830
Equity compensation plans not approved by security holders	30,562,479	38.97	5,504,247
	149,195,987	$41.20	25,612,077

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$10 – $20	16,807,259	1.66	$13.96	16,807,259	$13.96
$20 – $30	34,318,842	7.11	$26.44	13,286,780	$22.67
$30 – $40	9,458,923	4.22	$32.41	9,411,923	$32.42
$40 – $50	50,023,642	6.93	$46.97	25,961,152	$46.92
$50 – $60	17,795,418	8.01	$58.00	4,532,074	$58.18
$60 and up	20,791,903	6.49	$63.34	13,473,528	$63.09
	149,195,987			83,472,716	

At December 31, 2002, 233,046,550 shares of common stock were reserved for issuance pursuant to stock plans, options and conversions of preferred stock. Options related to discontinued operations and included in the above amounts are not material.

Note 17 FINANCIAL INSTRUMENTS

The Company is exposed to market risk due to changes in currency exchange rates and interest rates. As a result, the Company utilizes foreign exchange option and forward contracts to offset the effect of exchange rate fluctuations on anticipated foreign currency transactions, primarily intercompany inventory purchases expected to occur within the next year.

The Company had exposures to net foreign currency denominated assets and liabilities, which approximated $2,093 million and $2,079 million at December 31, 2002 and 2001, respectively, primarily in Europe, Japan, Mexico and Canada. The Company mitigates the effect of these exposures through third-party borrowings. The exposures to net foreign currency denominated assets and liabilities related to discontinued operations and included in the above amounts are not material.

Foreign exchange option contracts and forward contracts are used to hedge anticipated transactions. The Company's primary foreign currency exposures in relation to the U.S. dollar are the euro, Canadian dollar, Japanese yen and Mexican peso. The notional amounts of the Company's foreign exchange derivative contracts at December 31, 2002 and 2001, were $1,775 million and $1,387 million, respectively. For these derivatives, which qualify as hedges of future cash flows, the effective portion of changes in fair value is temporarily recorded in comprehensive income and then recognized in earnings when the hedged item affects earnings. Any ineffective portion of hedges is reported in earnings as it occurs. The notional amounts of foreign exchange derivative contracts related to discontinued operations and included in the above amounts are not material. The fair value of option and forward contracts, which is recorded in prepaid expenses, at December 31, 2002 and 2001 was $41 million and $27 million, respectively. The fair values of the Company's derivative instruments are based on relevant market information including current forward currency exchange rates and current interest rates. The fair value of option contracts is estimated by using the Black-Scholes model and is based on year-end currency rates. The fair value of foreign exchange forward contracts is based on year-end forward currency rates.

The Company uses derivative instruments as part of its interest rate risk management policy. The derivative instruments used include fixed to floating rate interest rate swaps, which are subject to fair-value hedge accounting treatment. During 2002, the Company entered into several fixed to floating interest rate swap contracts with five financial institutions. The notional amount of these transactions was $3.0 billion. For the period ended December 31, 2002, in accordance with SFAS No. 133, the Company recognized a reduction of interest expense of $23 million that reflects the benefit of the lower floating rate obtained in the swap as compared to the fixed rate of the underlying debt. The swap contracts as well as the underlying debt being hedged are recorded at fair value, which resulted in an increase in current assets and long-term debt of $133 million. Swap contracts are generally held to maturity and the Company does not use derivative financial instruments for trading or speculative purposes.

In 2001, the Company entered into interest rate hedge contracts, with a notional amount of $2.0 billion, to manage the exposure to changes in interest rates for long-term fixed-rate debt issues in connection with the DuPont and ImClone transactions (see Note 2, Alliances and Investments, and Note 4, Acquisitions and Divestitures, to these consolidated financial statements). The contracts were designated as hedges of the variability of the cash flows due to changes in the long-term benchmark interest rates. Also, in 2001, the Company settled all existing interest rate hedge contracts, and recorded the contract settlements at fair value, resulting in a $69 million deferred loss, net of taxes, in accumulated other comprehensive loss, which is being recognized as a yield adjustment over the terms of the related borrowings.

The carrying amount of the Company's other financial instruments, which include cash equivalents, marketable securities, accounts receivable, and accounts payable, approximates their fair value at December 31, 2002 and 2001. For long-term debt (other than noted above), the difference between the fair value and carrying value is not material.

Note 18 SEGMENT INFORMATION

Effective in the first quarter of 2002, the Company reorganized into three groups in support of being a pharmaceutical company with related healthcare businesses. As a result of this reorganization, there are three reportable segments - Pharmaceuticals, Nutritionals and Other Healthcare. The Pharmaceuticals segment is comprised of the global pharmaceutical and international (excluding Japan) consumer medicines businesses. The Nutritionals segment consists of Mead Johnson Nutritionals, primarily an infant formula business. The Other Healthcare segment consists of the ConvaTec, Medical Imaging, and Consumer Medicines (U.S. and Japan) businesses.

The Company's products are sold principally to the wholesale and retail trade both nationally and internationally. Certain products are also sold to other drug manufacturers, hospitals and the medical profession. Three wholesalers each accounted for approximately 14% of the Company's net sales in 2002 and 2001. In 2000, two wholesalers accounted for 12% and 10%, respectively, of the Company's net sales. These sales were concentrated in the Pharmaceuticals segment.

Sales of selected products and product categories are as follows:

	Year Ended December 31,		
Dollars in Millions	**2002**	2001	2000
Pharmaceuticals			
Pravachol	**$2,266**	$2,101	$1,766
Oncology Therapeutics Network	**1,900**	1,433	1,080
Plavix	**1,890**	1,171	889
TAXOL®	**857**	1,112	1,561
Paraplatin	**727**	592	654
Avapro	**586**	487	361
Sustiva	**455**	68	—
Zerit	**443**	515	578
Monopril	**426**	413	404
Coumadin	**300**	63	—
Glucophage XR	**297**	230	33
Videx/Videx EC	**262**	240	207
Glucovance	**246**	269	—
Serzone	**221**	334	318
Glucophage IR	**220**	1,838	1,718
Nutritionals			
Infant formulas	**1,176**	1,226	1,195
Other Healthcare			
Ostomy	**459**	444	425
Cardiolite	**299**	66	—
Wound Care	**276**	248	228

Notes to Consolidated Financial Statements

Business Segments

Dollars in Millions	Net Sales			Earnings Before Minority Interest and Income Taxes			Year-End Assets		
	2002	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Pharmaceuticals	**$14,705**	$14,941	$14,566	**$2,413**	$1,158	$4,371	**$11,046**	$12,111	$9,408
Nutritionals	**1,828**	1,827	1,820	**444**	482	348	**1,075**	1,100	1,082
Other Healthcare	**1,586**	1,219	1,152	**394**	287	252	**1,279**	1,414	615
Total segments	**18,119**	17,987	17,538	**3,251**	1,927	4,971	**13,400**	14,625	11,105
Corporate/Other	**—**	—	—	**(604)**	291	276	**11,474**	13,187	6,651
Total	**$18,119**	$17,987	$17,538	**$2,647**	$2,218	$5,247	**$24,874**	$27,812	$17,756

Included in earnings before minority interest and income taxes of the operating segments is a cost of capital charge. The elimination of the cost of capital charge is included in Corporate/Other. In addition, Corporate/Other principally consists of interest income, interest expense, certain administrative expenses and allocations to the business segments of certain corporate programs. Corporate/Other also includes the gain on sales of businesses/product lines of $30 million, $475 million and $216 million in 2002, 2001 and 2000, respectively, a provision for restructuring and other items of $68 million, $564 million and $483 million in 2002, 2001 and 2000, respectively, and a litigation settlement provision of $659 million and $77 million in 2002 and 2001, respectively.

The Pharmaceuticals segment includes a charge for acquired in-process research and development of $169 million, $2,772 million and $38 million in 2002, 2001 and 2000, respectively. In addition, Pharmaceuticals includes $74 million of deductions and customer charge-backs related to abandoned product lines that are included as a reduction of net sales in 2001.

Corporate/Other assets consist of cash and cash equivalents, time deposits and marketable securities, goodwill, and certain other assets.

Dollars in Millions	Capital Expenditures			Depreciation		
	2002	2001	2000	**2002**	2001	2000
Pharmaceuticals	**$884**	$706	$484	**$313**	$328	$293
Nutritionals	**72**	57	38	**45**	46	42
Other Healthcare	**25**	70	15	**17**	14	16
Total segments	**981**	833	537	**375**	388	351
Corporate/Other	**55**	143	69	**52**	62	57
Total (1)	**$1,036**	$976	$606	**$427**	$450	$408

(1) Capital expenditures and depreciation expense on the consolidated statement of cash flows includes capital expenditures related to discontinued operations of $17 million and $58 million in 2001 and 2000, respectively, and $31 million and $53 million of depreciation expense related to discontinued operations in 2001 and 2000, respectively.

Geographic Areas

Dollars in Millions	Net Sales			Year-End Assets		
	2002	2001	2000	**2002**	2001	2000
United States	**$11,361**	$11,744	$11,461	**$15,531**	$21,598	$10,817
Europe, Mid-East and Africa	**4,041**	3,607	3,405	**4,275**	4,280	4,453
Other Western Hemisphere	**1,215**	1,289	1,312	**4,149**	1,135	1,376
Pacific	**1,502**	1,347	1,360	**919**	799	1,110
Total	**$18,119**	$17,987	$17,538	**$24,874**	$27,812	$17,756

Note 19 LEASES

Minimum rental commitments under all non-cancelable operating leases, primarily real estate, in effect at December 31, 2002, were:

Years Ending December 31,	Dollars in Millions
2003	$86
2004	69
2005	52
2006	40
2007	36
Later years	56
Total minimum payments	339
Less total minimum sublease rentals	63
Net minimum rental commitments	$276

Operating lease rental expense (net of sublease rental income of $25 million in 2002 and in 2001, and $21 million in 2000) was $95 million in 2002, $80 million in 2001 and $85 million in 2000.

Note 20 RETIREMENT PLANS

The Company and certain of its subsidiaries have defined benefit pension plans and defined contribution plans for regular full-time employees. The principal pension plan is the Bristol-Myers Squibb Retirement Income Plan. The funding policy is to contribute amounts to provide for current service and to fund past service liability. Plan benefits are based primarily on years of credited service and on the participant's compensation. Plan assets consist principally of equity and fixed-income securities.

During 2001, the Company had a domestic curtailment/settlement loss of approximately $25 million resulting from reductions in employment levels primarily in connection with restructuring activities and the Clairol divestiture.

Cost of the Company's defined benefit plans included the following components:

	Year Ended December 31,		
Dollars in Millions	**2002**	2001	2000
Service cost — benefits earned during the year	**$158**	$152	$159
Interest cost on projected benefit obligation	**270**	246	235
Expected earnings on plan assets	**(400)**	(361)	(332)
Net amortization and deferral	**20**	15	3
Net pension expense	**48**	52	65
Curtailments and settlements	**(3)**	25	—
Total pension expense	**$45**	$77	$65

The weighted-average actuarial assumptions for the Company's pension plans were as follows:

	December 31,		
	2002	2001	2000
Discount rate	**6.75%**	7.25%	7.75%
Compensation increase	**4.00%**	4.25%	4.75%
Long-term rate of return on plan assets	**9.00%**	10.00%	10.00%

Changes in projected benefit obligation and plan assets were:

	December 31,		
Dollars in Millions	**2002**	2001	2000
Benefit obligation at beginning of year	**$3,914**	$3,294	$3,137
Service cost — benefits earned during the year	**158**	152	159
Interest cost on projected benefit obligation	**270**	246	235
Curtailments and settlements	**(13)**	(171)	—
Transfer from DuPont	**7**	313	—
Actuarial losses	**142**	360	22
Benefits paid	**(416)**	(280)	(259)
Benefit obligation at end of year	**$4,062**	$3,914	$3,294
Fair value of plan assets at beginning of year	**$3,508**	$3,523	$3,490
Actual earnings (losses) on plan assets	**(430)**	(188)	25
Employer contribution	**547**	300	267
Settlements	**(10)**	(65)	—
Transfer from DuPont	**68**	218	—
Benefits paid	**(416)**	(280)	(259)
Fair value of plan assets at end of year	**$3,267**	$3,508	$3,523
Plan assets in excess of (less than) projected benefit obligation	**$(795)**	$(406)	$229
Unamortized net obligation at adoption	**5**	6	7
Unrecognized prior service cost	**95**	107	55
Unrecognized net (gains) and losses	**1,635**	645	(83)
Net amount recognized	**$940**	$352	$208
Amounts recognized in the consolidated balance sheet consist of:			
Prepaid benefit cost	**$1,124**	$629	$405
Accrued benefit liability	**(322)**	(314)	(214)
Other asset	**10**	37	17
Other comprehensive income	**128**	—	—
Net amount recognized	**$940**	$352	$208

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $669 million, $577 million and $289 million, respectively, as of December 31, 2002; $665 million, $562 million and $306 million, respectively, as of December 31, 2001; and $332 million, $254 million and $47 million, respectively, as of December 31, 2000. This is attributable primarily to a U.S unfunded benefit equalization plan, several plans in international markets and, at December 31, 2001, a DuPont Pharmaceuticals Company U.S. pension plan.

At December 31, 2002, the unrecognized net actuarial loss, determined based on the market related value of plan assets, was $971 million. This amount exceeded 10% of the greater of the projected benefit obligation or the market related value of plan assets by $565 million. Unless offset by future unrecognized gains from higher discount rates or higher than expected returns on plan assets, amortization of this $565 million unrecognized loss is expected to increase pension expense for 2003 and each of the following nine years by approximately $57 million per year.

Several plans had underfunded accrued benefit obligations that exceeded their accrued benefit liabilities at December 31, 2002. Additional minimum liabilities were established to increase the accrued benefit liabilities to the values of the underfunded accrued benefit obligations. This totaled $138 million for a U.S. unfunded benefit equalization plan and for the plans in the U.K., Japan, Canada and Belgium. The additional minimum liability was offset by a creation of a $10 million intangible asset and $128 million charge in other comprehensive income included in stockholders' equity.

The recent decline in the global equity markets has resulted in a decrease in the value of the assets in the Company's pension plans. This decline is expected to adversely affect the Company's related accounting results in future periods through higher pension expense and increased cash funding requirements. In 2002, the Company contributed to its defined benefit plans a total of $547 million, including a contribution of $325 million in the fourth quarter of 2002.

The Company reduced its assumed discount rate for the major pension plans in response to a decline in corporate bond yields. The Company also reduced the 2003 expected long-term rate of return on U.S. plan assets from 10% to 9% following a reassessment of the long-term outlook. In addition, the Company revised, based on a change in its expectations of future terminations and retirements, its retirement and turnover assumptions. The pension expense for the Company's defined benefit pension plans is expected to increase in 2003 by approximately $120 million compared to 2002, reflecting, among other things, lower assumed discount rate and expected long-term rate of return on U.S. plan assets and negative asset returns in 2001 and 2002.

The principal defined contribution plan is the Bristol-Myers Squibb Savings and Investment Program. The Company's contribution is based on employee contributions and the level of Company match. The Company's contributions to the plan were $50 million in 2002, $54 million in 2001 and $53 million in 2000.

Note 21 POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS

The Company provides comprehensive medical and group life benefits for substantially all U.S. retirees who elect to participate in its comprehensive medical and group life plans. The medical plan is contributory. Contributions are adjusted periodically and vary by date of retirement and the original retiring Company. The life insurance plan is noncontributory. Plan assets consist principally of equity securities and fixed-income securities.

Cost of the Company's postretirement benefit plans included the following components:

	Year Ended December 31,		
Dollars in Millions	**2002**	2001	2000
Service cost-benefits earned during the year	**$9**	$10	$9
Interest cost on accumulated postretirement benefit obligation	**46**	45	39
Expected earnings on plan assets	**(19)**	(17)	(17)
Net amortization and deferral	**2**	1	(2)
Curtailments	**—**	3	—
Net postretirement benefit expense	**$38**	$42	$29

The weighted-average actuarial assumptions for the Company's postretirement benefit plans were as follows:

	December 31,		
	2002	2001	2000
Discount rate	**6.75%**	7.25%	7.75%
Long-term rate of return	**9.00%**	10.00%	10.00%

Changes in benefit obligation and plan assets were:

Dollars in Millions	**2002**	2001	2000
Benefit obligation at beginning of year	**$639**	$548	$521
Service cost-benefits earned during the year	**9**	10	9
Interest cost on accumulated postretirement benefit obligation	**46**	45	39
Plan participants' contributions	**4**	3	2
Actuarial (gains) and losses	**56**	77	21
Curtailments	**—**	5	—
Benefits paid	**(59)**	(49)	(44)
Benefit obligation at end of year	**$695**	$639	$548
Fair value of plan assets at beginning of year	**$168**	$179	$152
Actual earnings on plan assets	**(26)**	(11)	6
Employer contribution	**77**	46	63
Plan participants' contributions	**4**	3	2
Benefits paid	**(59)**	(49)	(44)
Fair value of plan assets at end of year	**$164**	$168	$179
Accumulated postretirement benefit obligation in excess of plan assets	**$(531)**	$(471)	$(369)
Unrecognized prior service cost	**(5)**	(5)	(5)
Unrecognized net (gains) and losses	**169**	70	(22)
Accrued postretirement benefit expense	**$(367)**	$(406)	$(396)

The reported curtailments relate to the Company's restructuring and divestiture activities.

For measurement purposes, an annual rate of increase in the per capita cost of covered health care benefits of 11% for participants was assumed for 2003; the rate was assumed to decrease gradually to 4.5% in 2010 and to remain at that level thereafter.

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

Dollars in Millions	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on the aggregate of the service and interest cost components of net postretirement benefit expense	$2	$(2)
Effect on the accumulated postretirement benefit obligation	$33	$(30)

Note 22 LITIGATION MATTERS

Various lawsuits, claims and proceedings are pending against the Company and certain of its subsidiaries. In accordance with SFAS No. 5, *Accounting for Contingencies*, the Company records accruals for such contingencies when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. In the years ended December 31, 2002 and 2001, the Company recognized $669 million (includes $10 million for discontinued operations) and $77 million, respectively, related to litigation matters. The most significant of the Company's litigation matters are described below.

TAXOL® LITIGATION

In 1997 and 1998, the Company filed several lawsuits asserting that a number of generic drug companies infringed its patents covering methods of administering paclitaxel when they filed Abbreviated New Drug Applications seeking regulatory approval to sell paclitaxel. These actions were consolidated for discovery in the U.S. District Court for the District of New Jersey (District Court). The Company did not assert a monetary claim against any of the defendants, but sought to prevent the defendants from marketing paclitaxel in a manner that violates its patents. The defendants asserted that they did not infringe the Company's patents and that these patents are invalid and unenforceable.

In early 2000, the District Court invalidated most claims of the Company's patents at issue. On April 20, 2001, the U.S. Court of Appeals for the Federal Circuit affirmed the District Court's summary judgment of the invalidity of all but two claims of the patents at issue. Those two claims relate to the low-dose, three-hour administration of paclitaxel in which the patient is given a specified regimen of premedicants before the administration of paclitaxel. The appellate court remanded those two claims to the District Court for further proceedings. In 2001, the Company filed an additional patent infringement suit against another company seeking to market generic paclitaxel.

In September 2000, one of the defendants received final approval from the FDA for its Abbreviated New Drug Application for paclitaxel and is marketing the product. The FDA has since announced additional final approvals and sales of additional generic products have begun.

Some of the defendants asserted counterclaims seeking damages for alleged antitrust and unfair competition violations. The Company believed its patents were valid when it filed the suits, and the counterclaims asserted are believed to be without merit. The lawsuits with all defendants who asserted counterclaims have been settled, with the defendants agreeing to drop all claims relating to paclitaxel and the Company granting licenses to them under certain paclitaxel patent rights.

Since the filing of the initial patent infringement suits, six private actions have been filed by parties alleging antitrust, consumer protection and similar claims relating to the Company's actions to obtain and enforce patent rights. The plaintiffs seek declaratory judgment, damages (including treble and/or punitive damages where allowed), disgorgement and injunctive relief. In June 2002, a group of 32 state attorneys general, the District of Columbia, Puerto Rico and the Virgin Islands brought similar claims. In September 2000, the Federal Trade Commission (FTC) initiated an investigation relating to paclitaxel.

On January 7, 2003, the Company announced that it reached agreements in principle that would settle substantially all antitrust litigation surrounding *TAXOL*®. The amount of the *TAXOL*® antitrust settlements is expected to be $135 million, the full amount of which was accrued in the third quarter of 2002. Certain important terms and conditions of the settlements remain to be finalized, and certain settlements require court approval. Final approval by the state attorneys general in the *TAXOL*® litigation is contingent upon further agreements relating to the terms of injunctive relief. Among the provisions remaining to be negotiated are the terms for incorporating certain claimants, including a number of health insurers, into the existing settlement framework. The Company is in discussions with a number of insurers. Whether they will ultimately join the proposed settlement cannot be predicted with certainty at this time.

The Company has also reached agreement with the FTC staff on the terms of a consent order that would resolve the FTC's investigation. The proposed consent order is subject to review and approval by the FTC commissioners.

Other than with respect to the abovementioned proposed settlements, it is not possible at this time reasonably to assess the final outcome of these lawsuits or reasonably to estimate the possible loss or range of loss with respect to these lawsuits. If the proposed settlements do not become final or do not resolve all *TAXOL*®-related antitrust, consumer protection and similar claims, and if the Company were not to prevail in final, non-appealable determinations of ensuing litigation, the impact could be material.

BUSPAR LITIGATION

On November 21, 2000, the Company obtained a patent, U.S. Patent No. 6,150,365 ('365 patent), relating to a method of using *BuSpar* or buspirone. The Company timely submitted information relating to the '365 patent to the FDA for listing in an FDA publication commonly known as the "Orange Book", and the FDA thereafter listed the patent in the Orange Book.

Delisting and Patent Suits. Generic-drug manufacturers sued the FDA and the Company to compel the delisting of the '365 patent from the Orange Book. Although one district court declined to order the delisting of the '365 patent, another ordered the Company to cause the delisting of the patent from the Orange Book. The Company complied with the court's order but appealed the decision to the United States Court of Appeals for the Federal Circuit. The appellate court reversed the district court that ordered the delisting. Concurrently, the Company sought to enforce the '365 patent in actions against two generic drug manufacturers.

Antitrust Suits. Following the delisting of the '365 patent from the Orange Book, a number of purchasers of buspirone and several generic drug makers filed lawsuits against the Company alleging that it improperly triggered statutory marketing exclusivity. The plaintiffs claimed that this was a violation of antitrust, consumer protection and other similar laws. The attorneys general of 36 states and Puerto Rico also filed suit against the Company with parallel allegations. The plaintiffs have amended their allegations to include charges that a 1994 agreement between the Company and a generic company improperly blocked the entry of generic buspirone into the market. Plaintiffs seek declaratory judgment, damages (including treble and/or punitive damages where allowed), disgorgement and injunctive relief.

Multidistrict Litigation (MDL) Proceedings. The Judicial Panel on MDL granted the Company's motions to have all of the patent and antitrust cases consolidated in a single forum. The court before which the buspirone litigations are now pending issued two opinions dated February 14, 2002. In the first opinion, the court found that the '365 patent does not cover uses of buspirone and therefore is not infringed. In the second opinion, the court denied the Company's motion to dismiss the federal antitrust and various state law claims. The second opinion allows the claims against the Company to proceed, except as to federal antitrust claims for damages accrued more than four years before the filing of the complaints.

Government Investigations. The FTC and a number of state attorneys general initiated investigations concerning the matters alleged in the antitrust suits and discussed above. The Company cooperated in these investigations. A number of attorneys general, but not all of them, filed an action against the Company, as noted above.

Proposed Settlements. On January 7, 2003, the Company announced that it reached agreements in principle that would settle substantially all antitrust litigation surrounding *BuSpar*. The amount of the *BuSpar* settlements is expected to be $535 million, of which $35 million was accrued in the fourth quarter of 2001, $90 million was accrued in the first quarter of 2002 and $410 million was accrued in the third quarter of 2002. Written settlement agreements with a number of parties have now been signed. Certain of these settlements require court approval. A number of health insurers have not agreed to the proposed settlement framework. Whether these cases will ultimately be settled cannot be predicted with certainty at this time.

The Company has also reached agreement with the FTC staff on the terms of a consent order that would resolve the FTC's investigation. The proposed consent order is subject to review and approval by the FTC commissioners.

Other than with respect to the abovementioned proposed settlements of *BuSpar* antitrust litigation, it is not possible at this time reasonably to assess the final outcome of these lawsuits or reasonably to estimate the possible loss or range of loss with respect to these lawsuits. If the proposed settlements do not become final or do not resolve all *BuSpar*-related antitrust, consumer protection and similar claims, and if the Company were not to prevail in final, non-appealable determinations of ensuing litigation, the impact could be material.

VANLEV LITIGATION

In April, May and June 2000, the Company, its former chairman of the board and chief executive officer, Charles A. Heimbold, Jr., and its former chief scientific officer, Peter S. Ringrose, Ph.D., were named as defendants in a number of class action lawsuits alleging violations of federal securities laws and regulations. These actions have been consolidated into one action in the U.S. District Court for the District of New Jersey. The plaintiff claims that the defendants disseminated materially false and misleading statements and/or failed to disclose material information concerning the safety, efficacy, and commercial viability of its product *Vanlev* during the period November 8, 1999 through April 19, 2000.

In May 2002, the plaintiff submitted an amended complaint adding allegations that the Company, its present chairman of the board and chief executive officer, Peter R. Dolan, its former chairman of the board and chief executive officer, Charles A. Heimbold, Jr., and its former chief scientific officer, Peter S. Ringrose, Ph.D., disseminated materially false and misleading statements and/or failed to disclose material information concerning the safety, efficacy, and commercial viability of *Vanlev* during the period April 19, 2000 through March 20, 2002. A number of related class actions, making essentially the same allegations, were also filed in the U.S. District Court for the Southern District of New York. These actions have been transferred to the U.S. District Court for the District of New Jersey. The plaintiff purports to seek compensatory damages, costs and expenses on behalf of shareholders.

It is not possible at this time reasonably to assess the final outcome of this litigation or reasonably to estimate the possible loss or range of loss with respect to this litigation. If the Company were not to prevail in final, non-appealable determinations of this litigation, the impact could be material.

PLAVIX LITIGATION

The Company is part of an entity that is a plaintiff in two pending patent infringement lawsuits in the United States District Court for the Southern District of New York, entitled Sanofi-Synthelabo, Sanofi-Synthelabo Inc., and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership v. Apotex Inc. and Apotex Corp., 02-CV-2255 (RWS) and Sanofi-Synthelabo, Sanofi-Synthelabo Inc. and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership v. Dr. Reddy's Laboratories, LTD, and Dr. Reddy's Laboratories, Inc., 02-CV-3672 (RWS). The suits are based on U.S. Patent No. 4,847,265, which discloses and claims, among other things, the hydrogen sulfate salt of clopidogrel, which is marketed as Plavix, and on U.S. Patent No. 5,576,328, which discloses and claims, among other things, the use of clopidogrel to prevent a secondary ischemic event. Plaintiffs' infringement position is based on defendants' filing of their Abbreviated New Drug Applications with the FDA, seeking approval to sell generic clopidogrel prior to the expiration of the patents in suit.

It is not possible at this time reasonably to assess the final outcome of these lawsuits or reasonably to estimate the possible loss or range of loss with respect to these lawsuits. If patent protection for Plavix were lost, the impact on the Company's operations could be material.

OTHER SECURITIES MATTERS

During the period March through May 2002, the Company and a number of its current and former officers were named as defendants in a number of securities class action lawsuits alleging violations of federal securities laws and regulations. The plaintiffs variously alleged that the defendants disseminated materially false and misleading statements and failed to disclose material information concerning three different matters: (1) safety, efficacy and commercial viability of *Vanlev* (as discussed above), (2) the Company's sales incentives to certain wholesalers and the inventory levels of those wholesalers, and (3) the Company's investment in and relations with ImClone, and ImClone's product, Erbitux. As discussed above, the allegations concerning *Vanlev* have been transferred to the U.S. District Court for the District of New Jersey and consolidated with the action pending there. The remaining actions have been consolidated and are pending in the U.S. District Court for the Southern District of New York. The allegations of these remaining actions cover the period January 2001 through April 2002. The plaintiffs seek compensatory damages, costs and expenses.

In October 2002, a number of the Company's officers, directors, and former directors were named as defendants in a shareholder derivative suit pending in the U.S. District Court for the Southern District of New York. The Company is a nominal defendant. The suit alleges, among other things, violations of the federal securities laws and breaches of contract and fiduciary duty in connection with the Company's sales incentives to certain wholesalers, the inventory levels of those wholesalers and its investment in ImClone and ImClone's product, Erbitux. Two similar actions are pending in New York State court. Plaintiffs seek damages, costs and attorneys' fees.

In April 2002, the SEC initiated an inquiry into the wholesaler inventory issues referenced above, which became a formal investigation in August 2002. In December 2002, that investigation was expanded to include certain accounting issues, including issues related to the establishment of reserves, and accounting for certain asset and other sales. In October 2002, the United States Attorney's Office for the District of New Jersey announced an investigation into the wholesaler inventory issues referenced above, which has since expanded to cover the same subject matter as the SEC investigation. The Company is cooperating with both of these investigations. The Company's own investigation is also continuing.

It is not possible at this time reasonably to assess the final outcome of these litigations and investigations or reasonably to estimate the possible loss or range of loss with respect to these litigations and investigations. The Company is producing documents and actively cooperating with these investigations, which investigations could result in the assertion of criminal and/or civil claims. If the Company were not to prevail in final, non-appealable determinations of these litigations and investigations, the impact could be material.

ERISA LITIGATION

In December 2002 and in the first quarter of 2003, the Company and others were named as defendants in a number of class actions brought under the federal Employee Retirement Income Security Act (ERISA). The cases are pending in the U.S. District Courts for the Southern District of New York and the District of New Jersey. Plaintiffs allege that defendants breached various fiduciary duties imposed by ERISA and owed to participants in the Bristol-Myers Squibb Company Savings and Investment Program (Program), including a duty to disseminate material information concerning: (1) safety data of the Company's product *Vanlev*, (2) the Company's sales incentives to certain wholesalers and the inventory levels of those wholesalers, and (3) the Company's investment in and relations with ImClone, and ImClone's product, Erbitux. In connection with the above allegations, plaintiffs further assert that defendants breached fiduciary duties to diversify Program assets, to monitor investment alternatives, to avoid conflicts of interest, and to remedy alleged fiduciary breaches by co-fiduciaries. In the case pending in the District of New Jersey, plaintiffs additionally allege violation by defendants of a duty to disseminate material information concerning alleged anti-competitive activities related to the Company's products *BuSpar*, *TAXOL®* and *Pravachol*. Plaintiffs seek to recover losses caused by defendants' alleged violations of ERISA and attorneys' fees.

It is not possible at this time reasonably to assess the final outcome of these matters or reasonably to estimate possible loss or range of loss with respect to these lawsuits. If the Company were not to prevail in final, non-appealable determinations of these matters, the impact could be material.

AVERAGE WHOLESALE PRICING LITIGATION

The Company, together with a number of other pharmaceutical manufacturers, is a defendant in a series of state and federal actions by private plaintiffs, brought as purported class actions, and complaints filed by the attorneys general of two states and one county, alleging that the manufacturers' reporting of prices for certain products has resulted in a false and overstated Average Wholesale Price (AWP), which in turn improperly inflated the reimbursement paid by Medicare beneficiaries, insurers, state Medicaid programs, medical plans, and others to health care providers who prescribed and administered those products. The federal cases (and many of the state cases, including the attorney general cases, which have been removed to federal courts) have been consolidated for pre-trial purposes and transferred to the United States District Court for the District of Massachusetts, In re Pharmaceutical Industry Average Wholesale Price Litigation (AWP MultiDistrict Litigation). On September 6, 2002, several of the private plaintiffs in the AWP MultiDistrict Litigation filed a Master Consolidated Complaint (Master Complaint), which superseded the complaints in their pre-consolidated constituent cases. The Master Complaint asserts claims under the federal RICO statute and state consumer protection and fair trade statutes. The Company and the other defendants moved to dismiss the Master Complaint, and motions were heard on January 13, 2003. The Nevada and Montana Attorneys General have moved to have their respective cases remanded to state court and argument on the motion was held on March 7, 2003. The Company is also a defendant in related state court proceedings in New York, New Jersey, California, Arizona and Tennessee, and in one federal court proceeding in New York commenced by the County of Suffolk. The New York and New Jersey state court proceedings are currently stayed. The Company, and the other defendants, have removed, or intend to remove, the other state court cases to federal court and will seek to have them transferred to the AWP MultiDistrict Litigation. The Company anticipates that the County of Suffolk case will also be transferred there. Plaintiffs seek damages as well as injunctive relief aimed at manufacturer price reporting practices. These cases are at a very preliminary stage, and the Company is unable to assess the outcome and any possible effect on its business and profitability, or reasonably to estimate possible loss or range of loss with respect to these cases.

The Company, together with a number of other pharmaceutical manufacturers, also has received subpoenas and other document requests from various government agencies seeking records relating to its pricing and marketing practices for drugs covered by Medicare and/or Medicaid. The requests for records have come from the United States Attorney's Office for the District of Massachusetts, the Office of the Inspector General of the Department of Health and Human Services in conjunction with the Civil Division of the Department of Justice, and several states.

The Company is producing documents and actively cooperating with these investigations, which could result in the assertion of criminal and/or civil claims. The Company is unable to assess the outcome of, or reasonably to estimate possible loss or range of loss with respect to, these investigations, which could include the imposition of fines, penalties, and administrative remedies.

BREAST IMPLANT LITIGATION

The Company, together with its subsidiary Medical Engineering Corporation (MEC) and certain other companies, remains a defendant in a number of claims and lawsuits alleging damages for personal injuries of various types resulting from polyurethane-covered breast implants and smooth-walled breast implants formerly manufactured by MEC or a related company. The vast majority of claims against the Company in direct lawsuits have been resolved through settlements or trial. Likewise, claims or potential claims against the Company registered in the nationwide class action settlement approved by the Federal District Court in Birmingham, Alabama (Revised Settlement), have been or will be resolved through the Revised Settlement. The Company has established accruals in respect of breast implant product liability litigation. The Company believes that any possible loss in addition to the amounts accrued will not be material.

REPORT OF MANAGEMENT

Management is responsible for the preparation, presentation and integrity of the financial information presented in this Report. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, applying certain estimates and judgments as required. In management's opinion, the consolidated financial statements present fairly the Company's financial position, results of operations and cash flows.

The Company maintains a system of internal controls and procedures to provide reasonable assurance that transactions are properly authorized and that they are appropriately recorded and reported in the financial statements and that Company assets are adequately safeguarded. The system consists, in part, of the careful selection, training and development of financial managers, the dissemination of written internal accounting policies and an organizational structure that segregates responsibilities. The Company's internal auditors continually evaluate the adequacy and effectiveness of this system of internal accounting, policies, procedures and controls, and actions are taken to correct deficiencies as they are identified. As set forth in the Company's Standards of Business Conduct and Ethics and in the Company's Pledge, the Company is committed to adhering to the highest standards of moral and ethical behavior in all of its business activities.

PricewaterhouseCoopers LLP, the Company's independent accountants, have audited the annual financial statements in accordance with auditing standards generally accepted in the United States of America. Their report appears on this page.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets regularly with the internal auditors, the independent accountants and management to review accounting, auditing, internal control structure and financial reporting matters. The internal auditors and independent accountants have full and free access to the Audit Committee.

Peter R. Dolan
Chairman of the Board and
Chief Executive Officer

Andrew R.J. Bonfield
Senior Vice President and
Chief Financial Officer

March 26, 2003

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of
Bristol-Myers Squibb Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of comprehensive income and retained earnings and of cash flows present fairly, in all material respects, the financial position of Bristol-Myers Squibb Company and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, Accounting Policies, the Company in 2001 changed its method of accounting for business combinations and goodwill arising from transactions consummated subsequent to June 30, 2001 and in 2002 changed its method of accounting for goodwill arising from transactions consummated prior to July 1, 2001 and for the impairment of long-lived assets.

PricewaterhouseCoopers LLP

New York, New York
March 26, 2003

FIVE-YEAR FINANCIAL SUMMARY

Dollars in Millions, Except Per Share Data	2002	2001	2000	1999	1998
Income Statement Data:					
Net Sales	**$18,119**	$17,987	$17,538	$16,502	$15,007
Cost of products sold	**6,388**	5,453	4,730	4,458	3,896
Marketing, selling and administrative	**3,923**	3,894	3,852	3,789	3,685
Advertising and product promotion	**1,295**	1,299	1,526	1,549	1,518
Research and development	**2,218**	2,183	1,878	1,705	1,476
Acquired in-process research and development	**169**	2,772	38	193	39
Provision for restructuring and other items	**14**	506	443	—	215
Litigation settlement charge	**659**	77	—	—	800
Gain on sales of businesses/product lines	**(30)**	(475)	(216)	(50)	(266)
Other expenses, net (1)	**836**	60	40	68	132
	15,472	15,769	12,291	11,712	11,495
Earnings from Continuing Operations Before Minority Interest and Income Taxes	**2,647**	2,218	5,247	4,790	3,512
Provision for income taxes	**435**	73	1,320	1,318	829
Minority interest, net of taxes (2)	**178**	102	97	49	9
Earnings from Continuing Operations	**$2,034**	$2,043	$3,830	$3,423	$2,674
Earnings from Continuing Operations per Common Share:					
Basic	**$1.05**	$1.05	$1.95	$1.73	$1.35
Diluted	**$1.05**	$1.04	$1.92	$1.69	$1.32
Average common shares outstanding — Basic	**1,936**	1,940	1,965	1,984	1,987
Average common shares outstanding — Diluted	**1,942**	1,965	1,997	2,027	2,031
Dividends paid on common and preferred stock	**$2,168**	$2,137	$1,930	$1,707	$1,551
Dividends declared per Common Share	**$1.12**	$1.11	$1.01	$.89	$.80
Financial Position Data at December 31 (3)					
Total Assets	**$24,874**	$27,812	$17,756	$17,101	$16,243
Long-term debt	**6,261**	6,237	1,336	1,342	1,364
Stockholders' Equity	**8,967**	9,075	7,888	7,644	7,488

(1) Includes asset impairment charge of $379 million for the Company's investment in ImClone in 2002. Also includes interest expense of $410 million, $182 million, $108 million, $130 million and $154 million for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, respectively.

(2) Includes minority interest expense and income from unconsolidated affiliates.

(3) Financial position data relates to the Company's assets and liabilities, including discontinued operations for the years 1998 through 2000.

Stockholder Information

Common Stock
Ticker symbol: BMY
New York Stock Exchange
Pacific Stock Exchange

Annual Meeting of Stockholders
Tuesday, May 6, 2003
9:45 a.m., Hotel duPont
11th and Market Streets
Wilmington, DE 19801

Stockholder Services and Programs
All inquiries concerning stockholder accounts and stock transfer matters including address changes, the elimination of duplicate mailings, dividend reinvestment (see below) and direct deposit of dividends should be directed to the Company's Transfer Agent and Registrar:

Mellon Investor Services
85 Challenger Road
Ridgefield Park, NJ 07660
www.mellon-investor.com
800-356-2026
(within the U.S.)
201-329-8660
(outside the U.S.)
TDD telephone service
for the hearing impaired:
800-231-5469
(within the U.S.)
201-329-8354
(outside the U.S.)

Dividend Reinvestment Program
Registered stockholders (stock must be held in your name) who hold 50 or more shares of the Company's stock may participate in its stockholder-paid Dividend Reinvestment Plan (DRIP), which includes a safekeeping and sale-of-stock feature. If you hold fewer than 50 shares, you are still eligible to participate in the safekeeping and sale-of-stock features as well as the direct registration option.

Form 10-K and 10-K/A
For a free copy of the Company's Annual Report on Securities and Exchange Commission Form 10-K for the fiscal year ended December 31, 2002, or Amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001, visit www.bms.com/investors.

The reports may also be obtained by sending a request to:

Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Environment, Foundation and Diversity Reports
For copies of the Company's most recent reports on the Bristol-Myers Squibb Foundation, on its sustainability/environmental programs, and on its diversity efforts, write to:

Corporate Affairs
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Copies of the Company's EEO-1 reports are available to stockholders upon written request to the above address.

Information of interest to stockholders and potential investors, including information about the Company's products and programs, is also available on the Company's Web site: www.bms.com.

Printed on recycled paper.

Board of Directors

Peter R. Dolan
Chairman and Chief Executive Officer (d)

Robert E. Allen
Retired Chairman and Chief Executive Officer, AT&T Corporation (a,b,d)

Lewis B. Campbell
Chairman, President and Chief Executive Officer, Textron Inc. (a,b,c)

Vance D. Coffman
Chairman and Chief Executive Officer, Lockheed Martin Corporation (a,c)

Ellen V. Futter
President, American Museum of Natural History (b)

Louis V. Gerstner, Jr.
Retired Chairman and Chief Executive Officer, IBM Corporation (b,d)

Laurie H. Glimcher, M.D.
Professor of Medicine and Immunology, Harvard Medical School and Harvard School of Public Health (a,b)

Leif Johansson
President, AB Volvo and Chief Executive Officer, The Volvo Group
(a,b)

James D. Robinson III
Chairman and Chief Executive Officer, RRE Investors (b,c,d)

Louis W. Sullivan, M.D.
President Emeritus, Morehouse School of Medicine (a,c)

(a) Audit Committee
(b) Committee on Directors and Corporate Governance
(c) Compensation and Management Development Committee
(d) Executive Committee

Executive Committee



Peter R. Dolan
Chairman and Chief Executive Officer



Lamberto Andreotti
Senior Vice President and President, International



Stephen E. Bear
Senior Vice President, Human Resources



Andrew G. Bodnar, M.D.
Senior Vice President, Strategy and Medical & External Affairs



Andrew R. J. Bonfield
Senior Vice President and Chief Financial Officer



Wendy L. Dixon, Ph.D.
President, Global Marketing, and Chief Marketing Officer



Donald J. Hayden, Jr.
Executive Vice President and President, Americas



Tamar D. Howson
Senior Vice President, Corporate and Business Development



John L. McGoldrick
Executive Vice President and General Counsel



Dean J. Mitchell
President, U.S. Primary Care



James B. D. Palmer, M.D., F.R.C.P.
President, Pharmaceutical Research Institute, and Chief Scientific Officer



Elliott Sigal, M.D., Ph.D.
Senior Vice President, Global Clinical and Pharmaceutical Development



John L. Skule
Senior Vice President, Corporate and Environmental Affairs

The Bristol-Myers Squibb Pledge

Our company's mission is to extend and enhance human life by providing the highest-quality pharmaceutical and related health care products.

We pledge — to our patients and customers, to our employees and partners, to our shareholders and neighbors, and to the world we serve — to act on our belief that the priceless ingredient of every product is the honor and integrity of its maker.

To our customers

We pledge excellence in everything we make and market, providing the safest, most effective and highest-quality medicines and health care products. We promise to continually improve our products through innovation, diligent research and development, and an unyielding commitment to be the very best.

To our colleagues

We pledge personal respect, fair compensation and honest and equitable treatment. To all who qualify for advancement, we will make every effort to provide opportunity. We affirm our commitment to foster a globally diverse workforce and a companywide culture that encourages excellence, leadership, innovation and a balance between our personal and professional lives. We acknowledge our obligation to provide able and humane leadership and a clean and safe work environment.

To our suppliers and partners

We pledge courteous, efficient and ethical behavior and practices; respect for your interests; and an open door. We pledge to build and uphold the trust and goodwill that are the foundation of successful business relationships.

To our shareholders

We pledge our dedication to responsibly increasing the shareholder value of your company based upon continued growth, strong finances, productive collaborations and innovation in research and development.

To the communities where we live and work, the countries where we do business and the world we serve

We pledge conscientious citizenship, a helping hand for worthwhile causes and constructive action that supports a clean and healthy environment. We pledge Bristol-Myers Squibb to the highest standard of moral and ethical behavior and to policies and practices that fully embody the responsibility, integrity and decency required of free enterprise if it is to merit and maintain the confidence of our society.

Bristol-Myers Squibb Company

345 Park Avenue | New York, NY 10154-0037

Telephone: 212-546-4000 | www.bms.com